UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No. 1)

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SOVEREIGN BANCORP, INC.
(Name of Registrant as Specified In Its Charter)
RELATIONAL INVESTORS LLC
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY
FOR INFORMATION ONLY—NO PROXIES ARE BEING SOUGHT AT THIS TIME

RELATIONAL INVESTORS LLC
PROXY STATEMENT
IN CONNECTION WITH THE
2006 ANNUAL MEETING OF SHAREHOLDERS
OF
SOVEREIGN BANCORP, INC.

This preliminary proxy statement (the “Statement”) will be furnished to the shareholders of Sovereign Bancorp, Inc., a Pennsylvania corporation with its principal executive offices at 1130 Berkshire Boulevard, Wyomissing, Pennsylvania 19610 (the “Company”), in connection with the solicitation of WHITE proxies by the Relational Funds(1) for use at the 2006 Annual Meeting of Shareholders of the Company (including any adjournments, continuations or postponements thereof, the “2006 Annual Meeting”). The Relational Funds intend to use the WHITE proxy to elect David H. Batchelder and Ralph V. Whitworth (the “Shareholder Nominees”) as directors of the Company. More information about the Shareholder Nominees can be found below in the section titled “THE RELATIONAL FUNDS NOMINEES”. The Relational Funds, collectively the Company’s largest shareholder, beneficially own an aggregate of 26,357,189 shares of the Company’s common stock, no par value (the “Common Stock”), representing approximately 7.38% of the 357,157,919 shares of Common Stock reported to be outstanding as of October 31, 2005 in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005. The Relational Funds are seeking to elect the Shareholder Nominees as directors to improve (as described below) the Company’s operating performance, risk profile, corporate governance, credibility with the investment community and, ultimately, its stock price, all of which our research and analyses indicate are well below that of the Company’s peers.

The date of this Statement is December 13, 2005, and the Relational Funds expect to make this Statement available to certain shareholders with whom they discuss the 2006 Annual Meeting and the Shareholder Nominees. This Statement will be provided in definitive form to all Company shareholders to whom forms of WHITE proxies are furnished by the Relational Funds, or from whom WHITE proxies are requested by the Relational Funds, no later than the time that forms of WHITE proxies are furnished or such requests are made.

On October 20, 2005, Relational Investors LLC submitted an application to the Pennsylvania Department of Banking under Section 112 of the Pennsylvania Banking Code of 1965 (the “Section 112 Application”), seeking approval, insofar as it may be required under Section 112, to solicit proxy authority to vote more than ten percent (10%) of the outstanding shares of Common Stock for the purpose of electing two nominees to the Company’s board of directors.

Relational Investors LLC filed the Section 112 Application in order to avoid any possible issue even though Relational Investors LLC believes that there is a significant legal question as to whether Section 112 applies to this proposed proxy solicitation. The Company has not objected to the Section 112

(1)          As used herein, the terms “Relational Funds”, “we”, “us” and “our” refer to Relational Investors LLC, Relational Investors, L.P., Relational Partners, L.P., Relational Fund Partners, L.P., Relational Coast Partners, L.P., RH Fund 1, L.P., RH Fund 2, L.P., RH Fund 4, L.P., RH Fund 6, L.P., RH Fund 7, L.P., Relational Investors III, L.P., Relational Investors VIII, L.P., Relational Investors IX, L.P., Relational Investors X, L.P., Relational Investors XI, L.P., Relational Investors XII, L.P., Relational Investors XIV, L.P., Relational Investors XV, L.P., David H. Batchelder and Ralph V. Whitworth. Additional information about the Relational Funds is provided in Appendix A to this Statement.

Application, and Relational Investors LLC believes that it is unlikely that the Section 112 Application will be denied. However, if for any reason such application were to be denied, Relational Investors LLC intends to challenge such denial.

No proxy card for use at the 2006 Annual Meeting is included with this Statement. The Relational Funds will not seek or accept any WHITE proxy cards for the Company’s 2006 Annual Meeting until the Section 112 Application is approved by the Pennsylvania Department of Banking, although they may furnish this Statement and additional soliciting material to shareholders prior to receipt of approval of the Section 112 Application. A WHITE proxy card will be provided by the Relational Funds with the definitive proxy materials distributed by the Relational Funds to the shareholders of the Company only after such approval has been obtained.

SHAREHOLDERS CAN VOTE FOR THE SHAREHOLDER NOMINEES BY SIGNING AND
RETURNING WHITE PROXY CARDS.

Shareholders who execute and deliver a WHITE proxy may revoke it at any time before it is voted:

•       By delivering an instrument revoking the earlier WHITE proxy, or a duly executed later dated proxy for the same shares, to:

•        D.F. King & Co., Inc., the Relational Funds’ proxy solicitor, at 48 Wall Street, New York, New York 10005; or

•        to the Secretary of the Company at its principal executive offices at 1130 Berkshire Boulevard, Wyomissing, Pennsylvania 19610; or

•       By voting in person at the 2006 Annual Meeting.

If you hold your shares through a bank, broker or other nominee holder, only that nominee holder can vote your shares, and only after receiving voting instructions from you. Please contact all nominee holders of your shares and instruct them to vote a WHITE proxy card FOR the Shareholder Nominees.

If you previously voted for the Company’s nominees, you can change your vote by signing, dating and returning the Relational Funds’ WHITE proxy card to D.F. King & Co., Inc. at its address set forth above. We strongly urge you to vote FOR the Shareholder Nominees. Only your latest signed and dated proxy will count at the 2006 Annual Meeting.

If you hold your shares through a bank, broker or other nominee holder, you will need to contact your nominee and follow your nominee’s instructions if you want to revoke a proxy or change your vote.

PROPOSAL FOR ELECTION OF DIRECTORS

The Relational Funds intend to nominate David H. Batchelder and Ralph V. Whitworth as the Shareholder Nominees for election to the Company’s board of directors at the 2006 Annual Meeting.

The Company announced in its proxy materials for its 2005 annual meeting (the “2005 Proxy Statement”) that the 2006 Annual Meeting will be held on or about April 20, 2006(2), but has not yet announced the record date, time or location of the 2006 Annual Meeting, and has not yet filed proxy materials identifying how many board seats will be up for election, who the Company’s nominees will be, or what other matters might be brought before shareholders at the 2006 Annual Meeting. The Company has previously stated it expected its transactions with Banco Santander Central Hispanico S.A. and Independence Community Bank Corp. (described below) to close on July 1, 2006.  Recently the Company has publicly indicated it may delay the 2006 annual meeting in order to consummate its transactions, as discussed below. We presently believe, based on the 2005 Proxy Statement and other Company public filings made with the Securities and Exchange Commission (the “SEC”), that two director positions will be

(2)   See page 40 of the Company’s definitive proxy statement on Schedule 14A filed on March 22, 2005.

open for election at the 2006 Annual Meeting. We further believe that the Company will nominate incumbent directors Brian Hard and Cameron C. Troilo, Sr. for re-election. In any event, once the Company files its proxy materials and announces its nominees, the Relational Funds will amend these proxy materials and the related WHITE proxy card to the extent appropriate or required by applicable law.

According to the Company’s Bylaws,(3) annual meetings of Company shareholders are held on a date designated by the Company’s board of directors. Only shareholders of record at the close of business on the record date fixed by the board will be entitled to notice of, and be permitted to vote at, the 2006 Annual Meeting.

With respect to any WHITE proxies as to which no explicit voting instructions are given, the Relational Funds intend to vote such proxies FOR the Shareholder Nominees. However, the Relational Funds’ WHITE proxy card will also allow shareholders to vote individually on each matter to be acted upon at the 2006 Annual Meeting, as well as withhold authority to vote for one or both of the Shareholder Nominees.

BACKGROUND OF AND REASONS FOR THIS SOLICITATION

The Relational Funds are convinced that significant independent shareholder representation on the Company’s board of directors is necessary to restore confidence in the Company and increase shareholder value. That is why we are asking you to vote the WHITE proxy FOR the Shareholder Nominees, Messrs. Batchelder and Whitworth.

After extensive analysis and interpretation of the Company’s public filings, the results of which are described in this Statement, we have concluded that the Company’s board of directors (the “Board”)(4) has failed to properly represent and protect the Company and its shareholders. Consequently, we believe the Company and its shareholders have suffered from inadequate operating performance, undue risk, poor corporate governance, loss of investor confidence and, ultimately, an undervalued stock price. Our belief is further evidenced by the Company’s announcement on October 24, 2005, four days after the original filing of this Statement, that it had entered into agreements for two related transactions (the “Transactions”): (i) the acquisition of Independence Community Bank Corp. (“ICBC”)(the “ICBC Transaction”), and (ii) the sale of approximately 25% of the Company’s voting stock to Banco Santander Central Hispanico, S.A. (“Santander”) (the “Santander Transaction”). We cite the following reasons, further detailed in this Statement, as evidence that the Board has actively attempted to disenfranchise shareholders and failed to properly represent shareholders:

•       Santander and ICBC Transactions

•       Conflicts of interest in Board decisions

•       Lack of independence of directors

•       Excessive, unusual and discriminatory director compensation plans

•  Inadequate disclosure of loans and business relationships with directors

•  Board-approved entrenchment devices

•  Inconsistent communication and lack of management credibility

(3)                See Exhibit 3.2 to the Company’s Registration Statement on Form S-8 filed on July 23, 2004.

(4)                In this Statement the terms “Board,” “Board members” or “directors” shall mean the Board as it was composed as of the date of any fact, decision or action referred to in this Statement. We note that Ms. Marian Heard was elected to the Board in 2005 and therefore was not involved in many of the actions described in this Statement.

Mr. Brian Hard, a director of Sovereign Bank, a wholly owned subsidiary of the Company, since 1996 and a director of the Company since 1999, and Mr. Cameron C. Troilo, Sr., a director of Sovereign Bank and its predecessor since 1974 and a director of the Company since 1997,(5) should not be reelected. Both were directors and members of key committees of the Board when the actions and failings described in this Statement occurred.

Undervalued Share Price

Our analysis has convinced us that for over a decade, the Company’s share price has been undervalued compared to the share price of comparable banks and thrifts (the “Peer Group”).(6) As Table 1 below depicts, the Company’s earnings per share multiple has been, on average, approximately 22%(7) lower than the median earnings per share multiple of the Peer Group from January 1995 through December 9, 2005.(8)

Table 1

Discount of SOV EPS Multiple to Peers
(1995-Present)

(5)                See page 5 of the Company’s definitive proxy statement on Schedule 14A filed on March 19, 1997 and pages 6 and 8 of the Company’s definitive proxy statement on Schedule 14A filed on March 24, 2000.

(6)                Peer Group refers to the Lehman Brothers Mid-Cap Bank Universe as modified by the Company and set forth on page 27 of the Company’s presentation at the Friedman Billings Ramsey European Investor Conference on June 28, 2005. This presentation is available in the “Investor Relations” section of the Company’s website (www.sovereignbank.com).

(7)                As determined by Relational Investors Analytics using data from Thomson Baseline. Price-to-forward EPS discount was calculated by dividing the month-end closing price by the month-end forward twelve months EPS forecast for each month from December 31, 1994 to December 9, 2005. The median price-to-forward EPS multiple for the Peer Group was compared to the Company’s multiple for each time period to determine the discount. All data for this calculation was provided by Thomson Baseline, including the forward twelve months EPS forecast. This discount is further evidenced by similar calculations for the same time period, including: price-to-book multiple (40% average discount), price-to-tangible book multiple (12% average discount), and price-to-assets multiple (55% average discount). Each of these calculations compared the peer median multiple to the Company’s multiple, as reported by SNL Datasource.

(8)   Earnings per share multiple is defined as price/forward earnings per share.

The Santander and ICBC Transactions

On October 24, 2005, the Company announced it had entered into two related transactions involving Santander and ICBC, in which Sovereign will sell approximately 25% of the Company’s Common Stock to Santander at $27 per share, a 15.5% premium above the then-current market price(9) (which the Company depicted as a 24% premium by using a 20-day average).(10) The proceeds will be used to purchase ICBC for $42 per share, a 29% premium above ICBC’s then-current market price, for a total purchase price of $3.6 billion, or more than 40% of Sovereign’s market capitalization as of the date of announcement.(11) The Board approved these transactions and, in our opinion, specifically structured the Santander Transaction to avoid a shareholder vote. The market reaction to the announcement of the Transactions was sharply negative: the Company’s stock price declined by 8.5% on the first trading day following the announcement.(12)

In our initial version of this Statement, filed four days prior to the announcement of the Transactions (the “Initial Statement”), we specifically mentioned the possibility of the Company pursuing a possible defensive transaction with a foreign partner. Although the Company has claimed otherwise, the timing and structure of the Santander Transaction, as well as the Board’s subsequent actions to purposefully avoid a shareholder vote make it clear to us, as well as to journalists, analysts, and other shareholders, that the Santander and ICBC Transactions were a direct and defensive response to our initiative to seek board representation.(13)

By approving the Transactions, we believe the Board has failed to protect the Company’s and shareholder’s interests for the following reasons:

•       the Company is seeking to consummate the Santander Transaction without seeking shareholder approval

•       the Company directors had a conflict of interest in approving the Transactions

•       the Company has sold control to Santander without receiving a control premium

•       the Board has not obtained a fairness opinion on the Transactions

•       the Company overpaid for ICBC

We explain our reasons for these conclusions immediately below.

Shareholder Approval.   The Company has asserted that the Santander Transaction does not require shareholder approval, either legally or as a matter of good corporate governance or shareholder democracy. We firmly disagree. Given that the cost of a shareholder vote would have been minimal, and

(9)         As determined by Relational Investors Analytics using data from Thomson Baseline: ($27.00/$23.37).

(10)         See page 11 of the Company’s investor presentation about the transactions, dated October 24, 2005, filed as Exhibit 99.2 to the Company’s current report on Form 8-K on October 25, 2005.

(11)         As determined by Relational Investors Analytics using data from Thomson Baseline and the Company’s current report on Form 8-K filed on October 19, 2005: ICBC purchase price per share divided by pre-announcement price ($42.00/$32.45); ICBC total purchase price divided by the Company’s market capitalization ($3.6 billion/$8.4 billion).

(12)         As determined by Relational Investors Analytics using data from Thomson Baseline: ($21.38/$23.37).

(13)         See, for example, Jesse Eisinger, Long & Short: Sovereign Bancorp’s Takeover Deal Looks Like a Dis to Shareholders, The Wall Street Journal, Nov. 2, 2005. See also, Todd Davenport, Sidhu’s Deals Fuel Fire; New Allies, Lawyers for Relational, American Banker, Oct. 31, 2005; Sovereign’s Strategy Won’t Perk Earnings, Barron’s Online, Oct. 31, 2005.

that the Company could easily hold its annual meeting prior to closing, we seriously question the Company’s motives in not requiring a shareholder vote. Despite the Relational Funds’ public offer to pay for the cost of a shareholder vote, the Board continues to refuse to allow shareholders to vote on the Santander Transaction.

Although the Company has maintained that it had received “tacit approval” from the New York Stock Exchange (“NYSE”) before announcing the Transactions,(14) the NYSE, in fact, found that the Santander Transaction, as originally structured, required a shareholder vote. Rather than agree to submit the Santander Transaction to a shareholder vote, the Company and Santander then restructured their transaction on November 22, 2005 in order to obtain the NYSE’s approval to proceed without a shareholder vote,(15) but we believe that a vote is still legally required and are appealing the NYSE’s decision.

In addition, we believe that the Santander Transaction is subject to the Pennsylvania control share transactions statute (15 Pa. Con. Stat. § 2541 et seq.) absent a shareholder vote. We filed a lawsuit on December 12, 2005 seeking a judicial declaration to that effect. Beyond the legal requirements, we believe that basic principles of corporate governance and shareholder democracy require a shareholder vote for such transformational transactions. Our view has been publicly shared by many of the Company’s largest shareholders, the Council of Institutional Investors and a number of legal and corporate governance experts.(16)

Conflicts of Interest: Directors’ Guaranteed Contracts.   Under the terms of the original agreement with Santander prior to the November 22 restructuring (the “Investment Agreement”, as amended, the “Amended Investment Agreement”), the Company’s directors were guaranteed a ten-year employment contract if Santander acquired the Company.(17) Based on 2004 director compensation levels, this would be worth over $3.1 million for each director; based on 2005 levels, it would be worth over $1.5 million.(18) We believe that this arrangement is unprecedented and created a conflict of interest that irreversibly compromised the independence of the Board with respect to the Transactions. Although this provision was later terminated to satisfy the NYSE’s control issues, the independence issue cannot be dispelled: no restructuring can reverse the fact that the decision to enter into the Transaction was made by a conflicted board.

(14)         See Carrick Mollenkamp, Sovereign Shareholder wants NYSE Inquiry, The Wall Street Journal, Nov. 8, 2005.

(15)         See, for example, the Company’s press release dated November 22, 2005.

(16)         See, for example, the public letters of Franklin Mutual Advisers, Harris Associates LP, Council of Institutional Investors, New Jersey Investment Council, the California Public Employees’ Retirement System, and the California State Teachers’ Retirement System to the NYSE. See also John Coffee, Sovereign/Santander Deal: will the NYSE stand up?, New York Law Journal, Nov. 17, 2005.

(17)         See Section 9.02(a) of the Investment Agreement, filed as Exhibit 10.1 to the Company’s current report on Form 8-K on October 27, 2005.

(18)  For 2004 compensation information, see the 2005 Proxy Statement, for 2005 compensation information, see the Company’s current report on Form 8-K filed on August 5, 2005.

Sale of Control without a Control Premium.   We believe, and the Company has implicitly acknowledged, that the price being paid by Santander for the Company’s shares does not represent a control premium.(19) Despite there being no control premium, we strongly believe, based on the following facts, that the Company has sold effective control of itself to Santander:

•       Absolute share ownership.   Santander will initially acquire 19.8% of the Company’s pro forma shares and is authorized to acquire immediately another 5.19%.(20)

•       Relative share ownership.   At a 24.99% share ownership level, Santander will be, by far, the largest Company shareholder—with more than four times the holding of the current largest shareholder. Moreover, the Company’s poison pill, which cannot be modified to allow anyone else to own more than 9.9% of the Company’s Common Stock without Santander’s consent, assures that Santander will always have at least 2.5 times the holding of any other shareholder.(21)

•       Maintenance of share ownership.   Santander is granted preemptive rights at a preferential price to maintain its ownership position.(22)

•       Increase in share ownership.   Santander has the right to increase its 24.99% share ownership as a result of stock buy-backs (which the Company has said it intends to resume).(23) Following the third anniversary, if the Company rejects an offer made by Santander at any price that Santander chooses, Santander can buy an unlimited percentage of the Company’s shares.(24)

•       Board representation.   Santander is entitled to have two of its senior executives serve on an expanded 10-person board which, as the Company’s CEO has acknowledged, is a “huge representation”.(25) One Santander designee must be appointed to each board committee.(26)

•       Purchase of other Sovereign securities.   Santander is required to purchase up to $600 million in preferred stock and $600 million in debt securities issued by the Company to finance its proposed acquisition of ICBC.(27) This will increase Santander’s ownership of the Company’s capital to well above 25%. The preferred stock and/or debt securities are likely to contain other restrictions or rights that provide additional control features.

(19)  See, for example, Mr. Jay Sidhu’s comments on the Company’s October 25, 2005 conference call (the “Transactions Announcement Call”) (Mr. Sidhu: “We are not selling to Santander a controlling interest in Sovereign Bancorp without getting a premium, market premium for our shareholders.”)

(20)         See Sections 2.01 and 2.03 of the Amended Investment Agreement.

(21)         See “Unusual Board—Approved Entrechment Devices” below for a discussion of the Company’s poison pill.

(22)         See Section 2.04 of the Amended Investment Agreement.

(23)                See, for example, Mr. Mark McCollom’s comments on the Transactions Announcement Call (Mr. McCollom:  “[Sovereign will] have the ability in 2007 to buyback shares. . . .”).

(24)         See Sections 2.03(a), 8.01 and 8.07(b) of the Amended Investment Agreement.

(25)                See Mr. Sidhu’s comment on November 2, 2005 at the Ryan Beck 2005 Financial Institutions Investors Conference (Mr. Sidhu:  “[W]e’ve structured this deal to have huge representation on our board of shareholders (sic).”).

(26)         See Sections 8.11(a) and (c) of the Amended Investment Agreement.

(27)         See Section 6.04 of the Amended Investment Agreement.

•       Lock-Up and Lock-Out Features.   There are a number of features of the arrangements that largely preclude a third party from even seeking to acquire control of the Company:

(i)                          Santander has a huge financial advantage over any third-party bidder because it will acquire 24.99% of the shares at a price well below a true control premium. The Company’s CEO acknowledged that “Santander will have an advantage over others [bidders for the Company] because they [will] already own 24%.”(28)

(ii)                      Prior to the closing, the Company cannot respond to any “Acquisition Proposal” from any third party; although there is a “fiduciary out,” it is very restrictive and would trigger what could be a more than $640 million break-up fee (rather than the $200 million break-up fee disclosed by the Company).(29) The break-up fee was not present in the transaction as originally proposed; we believe it was added in effect to negate the fiduciary out that the NYSE required.

(iii)                  For five years, the Company cannot solicit Acquisition Proposals from any third party.(30)

(iv)                    In an unusual provision, the break-up fee must be paid in full even if a third party transaction does not close.(31)

(v)                        The term “Acquisition Proposal” is very broadly, and very unusually, defined to include not merely an actual proposal but “any indication of interest” about a proposal or even any “inquiry” relating to a proposal.(32)

(vi)                    For the first two years after the closing, Santander has a right of first negotiation and a right of first refusal with respect to any Acquisition Proposal. These rights make it unlikely, or even improbable, that any third party would make a proposal.(33)

(vii)                In the third year after the closing, Santander has a right of first negotiation and matching rights, thereby again making a third party bid unlikely, or even improbable.(34)

(viii)    In the fourth and fifth years after the closing, Santander has a right of first negotiation and matching rights, thereby again making a third party bid unlikely, or even improbable.(35)

•       Insertion of senior Santander employees.   Santander will place designated employees, with direct reporting to department heads, within each of the Company’s financial control, internal audit and risk management departments.(36)

(28)         See Mr. Sidhu’s comments on the Transactions Announcement Call.

(29)  See Sections 8.03(a), 12.01(e)(vi), 12.02(b) and 13.14 of the Amended Investment Agreement. As we read these provisions (principally Section 13.14), the Company must effectively require as a condition of any acquisition agreement with a third party entered into in reliance on the “fiduciary out” provision, that such agreement allow Santander to purchase its shares in the Company before the closing of the third party acquisition. As a result, Santander could acquire its shares of Common Stock, then terminate the Amended Investment Agreement, thereby receiving both (i) the $200 million cash payment and (ii) a premium on the shares of Common Stock it purchased if the subsequent deal is consummated.

(30)         See Sections 8.03(a)(i), 8.05(a), 8.06(a) and 8.07(a) of the Amended Investment Agreement.

(31)         See Section 12.02(b) of the Amended Investment Agreement.

(32)         See Section 1.01(a) of the Amended Investment Agreement.

(33)         See Sections 8.05(c) and 8.08(b) of the Amended Investment Agreement.

(34)         See Sections 8.06(h) and 8.08(b) of the Amended Investment Agreement.

(35)         See Sections 8.07(e) and 8.08(b) of the Amended Investment Agreement.

(36)         See Section 7.05 of the Amended Investment Agreement.

•       Special access to information.   Santander will have special and significant access to the Company’s auditors and senior officers, and will receive special and significant financial, operating, budget, regulatory and other information about the Company.(37)

•       Absence of passivity commitments.   In situations involving the level of Santander’s share ownership, and, indeed, at far lower levels, bank regulatory agencies have required so-called “passivity” commitments to avoid control. Santander has not made a single one of these passivity commitments, and the terms of the Amended Investment Agreement are entirely inconsistent with them.

Excessive Premium for ICBC.   We, along with many analysts, believe that the Company paid an excessive premium for ICBC.(38) Among the reasons cited by the analysts for their view are the following:

•       Premium to Market.   The Company paid a 29% premium to ICBC’s pre-announcement market price. This compares to the median premium to market price of 6% for comparable transactions. Based on a trading price two weeks prior to the announcement, the premium paid for ICBC was 31%, compared to 16% for similar transactions. Additionally, the Company acquired ICBC for 3.62 times its tangible book value, which is almost 15% higher than similar transactions (3.18 times), and paid a 47% premium for ICBC’s core deposits, compared to a 26% premium for similar transactions.(39)

•       Tangible Equity Decline.   Due to the high purchase price, the Company’s tangible equity ratios would decline precipitously from an already low 4.54% to 3.26%—the lowest by a wide margin of the 50 largest U.S. banks and thrifts and only about one-half of the average of the Company’s peers.(40)

•       Earnings Dilution.   We, along with many analysts, believe that the Company’s statements about earnings accretion were exaggerated. Indeed, the Company now appears to have scaled back its estimate for the first year.(41)

•       Increased Real Estate Exposure.   At a time when there are widespread concerns about the banking industry’s exposure to the real estate sector, the ICBC transaction would increase the Company’s real estate exposure from 67% to 73% of total loans.(42)

(37)         See Section 5.02 of the Amended Investment Agreement.

(38)         See, for example, Keith Horowitz, SOV: We View the ICBC Deal As Disappointing, Citigroup (Oct. 26, 2005); Kenneth M. Usdin, From Spain to Brooklyn: First Look at Today’s Deals, Banc of America (Oct. 24, 2005); Salvatore J. DiMartino, A Funny Thing Happened On the Way To the Forum: Downgrading to Peer Perform, Bear Stearns (Oct. 31, 2005).

(39)  As determined by Relational Investors Analytics using data from SNL Datasource. Similar transactions include all bank and thrift transactions between $500 million and $10 billion in value since 2000 in the New York and New Jersey area. This is the same criteria for similar transactions which the Company portrayed on page 33 of its October 24, 2005 presentation. Both one-day and two-week premiums are shown to account for any distortion due to takeover speculation.

(40)         See page 9 of the Appendix to Relational’s Shareholder Value Forum presentation, Exhibit 99.2 of Relational’s Schedule 14A filed on November 9, 2005 (the “Appendix”). Calculations are made as of September 30, 2005 on actual and pro-forma bases, respectively.

(41)         See, for example, footnote 38 and Joseph Fenech, Additional Thoughts Post-Conference Call; Lowering Ests. and Price Target, Sandler O’Neill (October 26, 2005); see also pages 11-12 of the Appendix. Compare the disclosure concerning accretion to earnings per share in the Company’s investor presentation dated October 24, 2005 to that of its disclosure in its letter to shareholders dated November 25, 2005.

(42)         See page 10 of the Appendix.

•       Operating Metrics.   ICBC ranks in the bottom quartile of the Company’s Peer Group in terms of such key operating metrics as return on assets, return on equity, equity capital ratio and net interest margin.(43)

Absence of Fairness Opinions.   The Board has failed to obtain a fairness opinion for any of: (i) the Santander Transaction; (ii) the ICBC Transaction; or (iii) the two Transactions on an aggregate basis. The only fairness opinion the Board obtained was that the ICBC Transaction was fair taking into account the sale of shares to Santander at a small premium to market, but not taking into account the other features of the Santander Transaction.(44) We believe that it is very unusual for a company to proceed with such major transactions without any meaningful fairness opinion on the transactions individually or as a whole, and that the Board’s failure to obtain a fairness opinion is another key reason why truly independent directors must be added to the Board.

In summary, we believe the Board has breached its fiduciary duties by approving a transaction that provides control to a third party without a control premium and is structured in a way to avoid shareholder approval. Given the original Santander Transaction’s ten-year employment guarantee for Board members if Santander acquired the Company (worth over $1.5 million to each director based on 2005 director compensation levels), we do not believe the directors were independent when approving this transaction. In the absence of a shareholder vote, we believe this transaction provides overwhelming evidence of this Board’s willingness to disenfranchise shareholders and ignore basic principles of good corporate governance and shareholder democracy.

Director Lack of Independence and Conflicts of Interest

In our view, none of the Company’s current directors qualifies as independent. The Relational Funds believe that, in accordance with guidance from the Office of Thrift Supervision (“OTS”), the NYSE and the Company’s own Code of Conduct and Ethics, directors must be free of any conflict of interest that a reasonable investor would view as influencing the objectivity, or having the appearance of affecting the objectivity, of directors in carrying out their duties to the Company and its shareholders.(45) In our view, any director that has such a conflict of interest as defined cannot be “independent”.

(43)         See page 5 of the Appendix.

(44)         See Section 5.10 of the Agreement and Plan of Merger between the Company and ICBC, Exhibit 2.1 to the Company’s current report on Form 8-K filed on October 27, 2005.

(45)  See 12 C.F.R. §563.200, NYSE Listed Company Manual Paragraph 303A.10, and Section II.B of Sovereign’s Code of Conduct and Ethics (revised as of December 2004).

Our definition differs from the NYSE’s definition of independence only to the extent that we do not utilize categorical standard such as income levels or the nature of the transaction. This difference may, however, be more form than substance, because the NYSE makes clear that these categorical standards are not “safe harbors”—i.e. the board must make a judgment as to independence of a director even if the director meets such standards. See Listed Company Manual Paragraph 303A.02. As an NYSE listed company, the Company is subject to the NYSE’s independence rules.

According to the Company’s Code of Conduct and Ethics posted on its website,(46) “a ‘conflict of interest’ occurs when an individual’s private interest . . . appears from the perspective of a reasonable person to interfere in a qualitatively or quantitatively material way, with the interests of Sovereign as a whole.” The policy goes on to say that “[o]rdinarily, a conflict exists when an outside interest could actually or potentially influence the judgment or actions of an individual in the conduct of Sovereign’s business.”(47)

As the Company’s Code of Conduct and Ethics supports, it is well established that good corporate directors must avoid conflicts arising from their own personal interests in receiving money, perquisites and other benefits from the companies they serve. Furthermore, directors should strive to avoid even those situations that create the appearance of such conflicts. This is particularly true when such conflicts involve directors’ personal financial interests.

As outlined below,(48) we believe that the Board, including Messrs. Hard and Troilo, repeatedly failed to avoid such conflicts. These conflicts have been compounded by the Company’s repeated failure to provide specific details of these arrangements in its proxy materials.

In a current report on Form 8-K filed on November 21, 2005 (the “Responsive Disclosure Filing”), the Company attempted to discredit many of the assertions made and questions raised by the Relational Funds in our Initial Statement. Not only did this filing verify all of our original assertions, it raised further issues regarding the independence of the directors, specifically relating to Mr. Troilo’s real estate business relationship with the Company.

As members of the Board, Messrs. Hard and Troilo must share personal and direct responsibility for these conflicts. Mr. Hard has served on the Board’s Compensation Committee for the past five years and the Ethics and Corporate Governance Committee for the past four years, and chaired the Audit Committee since 2000. Mr. Troilo has served on the Board’s Compensation Committee for the past six years and has been its Chairman for the past five years, has served as a member of the Ethics and Corporate Governance Committee for the past six years, and was a member of the Audit Committee from 1998 to 2000.(49) Apparently, effective August 2005, Mr. Troilo was quietly removed from a number of committees without any explanation or any announcement by the Company.(50) We note that over the past ten years, no independent director has ever been removed from the Ethics and Corporate Governance, Compensation, or Nominating Committees of the Company, unless the director retired or resigned.(51) We believe the Company’s action confirms our contention that Mr. Troilo is not independent.

(46)         The Company’s Code of Conduct and Ethics is available in the “Investor Relations” section of the Company’s website (www.sovereignbank.com).

(47)         See page 10 of the Company’s Code of Conduct and Ethics (revised as of December 2004). (Emphasis added.)

(48)         See the subsections “Excessive, Unusual, and Discriminatory Director Compensation Plans” and “Business Transactions and Relationships between Directors and the Company” below, and the “Conflicts of Interest: Directors’ Guaranteed Contracts” subsection under “Santander and ICBC Transactions” above.

(49)  See the Company’s definitive proxy statements on Schedule 14A for the respective years.

(50)         A chart of new Board committee memberships is available in the “Investor Relations” section of the Company’s website (www.sovereignbank.com).

(51)         See the Company’s definitive proxy statements on Schedule 14A for the respective years.

Excessive, Unusual, and Discriminatory Director Compensation Plans

Excessive Compensation for Board Members

The NYSE’s Corporate Governance Guidelines provide that “[t]he board should be aware that questions as to directors’ independence may be raised when directors’ fees and emoluments exceed what is customary.”(52) We believe that the Company’s directors have paid themselves fees so far beyond what is customary as to preclude any assertion of independence.

The total value of money and other compensation the Board members awarded themselves is many times greater than the director compensation at comparable companies. Based on the Company’s disclosures that were approved by the Board, we have calculated that the average compensation of the Company’s directors in 2004 was $313,127.(53) This is more than double the median of average annual director compensation for America’s 25 largest publicly-held banks and thrifts, and more than five times the median of average annual director compensation for the Company’s Peer Group.(54) In fact, the Board members, including Messrs. Hard and Troilo, approved higher pay for themselves than the pay received by directors of every other public bank and thrift in the United States, including huge international money center banks like Citigroup and Bank of America. In addition, although the Company reduced director compensation in 2005 to an average of $160,000(55), this is still more than twice the median average annual director compensation for the Company’s Peer Group. Furthermore, in comparison to the 17 largest U.S. banking organizations with assets below $200 billion, the payments to the Company’s directors have been approximately two times the average for these other organizations’ directors, whether using a three-year, five-year or six-year average. In three of the last six years, the Company’s directors were paid more than the directors of any of these other banking organizations.(56)

We are convinced that when directors are paid such over-generous sums, their willingness and ability to objectively oversee management is inherently compromised. We also believe that such excessive compensation severely impairs the directors’ objectivity in evaluating strategic alternatives that may involve eliminating their positions. We note that the Responsive Disclosure Filing does not even attempt to address this important issue.

(52) NYSE Listed Company Manual, Paragraph 303A.09.

(53)   As determined by Relational Investors Analytics using data from SNL Datasource and the 2005 Proxy Statement. For additional information, see page 7 of the Appendix and pages following Appendix.

(54)   As determined by Relational Investors Analytics using data from SNL Datasource, Bloomberg, the 2005 Proxy Statement and proxy materials for each of the Peer Group banks and the 25 largest banks and thrifts. For additional information, see page 7 of the Appendix and pages following the Appendix.

(55)     See the Company’s current report on Form 8-K filed on August 5, 2005.

(56)   Averages determined through the end of 2004.

Unusual Director “Bonus” Program

In June 2002, the Board established, for itself, the Non-Employee Directors Stock Bonus Program, a special bonus program that was highly unusual, if not unique (the “Director Bonus Program”).(57) The Director Bonus Program granted directors contingent compensation if the Company achieved certain “cash earnings targets”, as defined.(58) The cash earnings targets were established by the Board. We believe that the Director Bonus Program was so unusual that it inherently compromised the independence of the directors, particularly those, such as Messrs. Hard and Troilo, who served on the Compensation Committee. This conflict infected many of the Board’s most fundamental duties and responsibilities. For example, the Director Bonus Program was contingent on “cash earnings targets’’ that were the same as those used for the Senior Officers Stock Bonus Program (the “Executive Bonus Program”).(59) Due to this conflict, we believe the Board could not objectively set executive management compensation targets. We believe that even the Board’s objectivity in approving the Company’s annual budget was compromised by this program.

Because of the Board’s approval of what we believe to be a highly unusual bonus program, we question the judgment of directors that would put themselves in this compromising position purely for personal financial gain. Moreover, we believe that other aspects of the Director Bonus Program as discussed below compounded the conflicts of interest and, therefore, raise more questions about the incumbent directors’ commitment to full and fair disclosure.

As shown in Table 2, the cash earnings targets established by the directors to “earn” their bonuses were well below the Company’s publicly disclosed cash earnings targets. Yes, the directors set their own bonus targets lower than the Company’s guidance to shareholders for the same metrics that the Company had consistently disclosed to shareholders and the investment community. Put another way, the directors could “earn” their bonuses under the Director Bonus Program even when the Company did not exceed, or meet, its announced goals. The Company and the Board did not offer any explanation or justification as to why they would take the highly unusual, if not unprecedented, action of establishing the Board’s own bonus targets below the earnings targets disclosed to investors. Indeed, the Company did not adequately explain that such a relationship existed.

Fiscal Year	Publicly Disclosed Cash Earnings Targets(60)	Director Bonus Program and Executive Bonus Program Cash Earnings Targets(61)	Approximate % Below Publicly Disclosed Target
2004	$1.75-$1.85	$1.70	3%-8%
2005	$2.10-$2.15	$1.95	7%-9%

(57)   This definition includes the Non-Employee Directors Stock Bonus Program, amended and restated as the Non-Employee Directors Bonus Program (see page 21 of the Company’s preliminary proxy statement on Form PRE 14A filed on March 9, 2004).

(58)   See page 18 of the 2003 Proxy Statement.

(59) See page 21 of the 2003 Proxy Statement.

(60) See page E of the Company’s 2001 Annual Report.

(61)   See pages 18 and 21 of the 2003 Proxy Statement.

In January 2004, the Board amended the Director Bonus Program and the Executive Bonus Program such that bonuses previously payable in Common Stock would be paid in risk-free cash.(62) Interestingly, the timing of the Board’s decision coincided with the Company’s all-time high share price of $24.51 on January 16, 2004. The Board’s decision benefited directors and management by eliminating the risk of receiving Common Stock that might, and in fact did, depreciate. The Board never explained or justified these changes through any disclosure.

Director Approved Changes to Enrich the Director and Executive Bonus Programs

The Director Bonus Program is not the only action the Board members have taken to increase the likelihood that they and management would receive bonuses. The Board and management also have a long history of adjusting earnings, increasing the likelihood that management would achieve their earnings goals.(63) These adjustments would also appear to benefit management and the Board by enabling them more readily to reach compensation-related earnings targets. During the period of 2000 through 2004, the Company generated GAAP earnings of approximately $1.3 billion.(64) During this same period, the Board approved and authorized “adjustments” and “add-backs” of approximately $571 million, or 45% of GAAP earnings.(65) The Board members received bonus compensation based on these adjusted earnings. The Relational Funds believe that the Board’s actions with respect to “adjustments” and “add-backs” have misaligned executive and Board member compensation.

In 2001, the Company established a goal of $2.00 in operating earnings by 2005.(66) Operating earnings was defined on page 9 of the Company’s 2001 Annual Report as “net income plus tax-effected add-back of non-operating items such as merger-related, restructuring and integration charges related to recent acquisitions.” The Company reaffirmed this $2.00 goal in October 2004.(67) In January 2005, management and the Board disclosed that the Board had approved a change in the definition of operating earnings to exclude the after-tax effect of intangible asset amortization.(68) In July 2005, after the definition change, the Company presented the same goal of $2.00 in operating earnings for 2005. Under the old definition, the new 2005 operating earnings goal would have been $1.87, well short of the original $2.00 goal presented prior to the definition change.(69) We believe that the lack of disclosure surrounding this change and the fact that senior officers can receive bonuses based on the new definition of operating earnings (70) raise a question whether this change was designed to somehow increase the likelihood of executives receiving bonuses.

(62)   See pages 21 and 24 of the Company’s preliminary proxy statement on Form PRE 14A filed on March 9, 2004.

(63)   See, for example, page 13 of the Company’s 2004 Annual Report ($571 million of “unusual and extraordinary items” added back to determine “operating income” for the periods 2000 - 2004).

(64)   See page 13 of the Company’s 2004 Annual Report.

(65)   Id.

(66)   See Page E of the Company’s 2001 Annual Report.

(67)   See the Company’s current report on Form 8-K filed on October 20, 2004.

(68)   See the Company’s current report on Form 8-K filed on January 19, 2005.

(69) See the Company’s current report on Form 8-K filed on July 19, 2005.

(70) See page 24 of the 2005 Proxy Statement.

Discriminatory Two-Tiered Board Compensation Scheme

The extraordinary nature of the Board’s compensation structure is further illustrated by an unprecedented and discriminatory two-tier board compensation scheme (the “Two-Tiered Plan”) that was in place until mid-2005. This scheme was adopted by the Board before the appointment of Ms. Marian Heard as a director. The Two-Tiered Plan was approved by the Board’s Compensation Committee (chaired by Mr. Troilo and of which Mr. Hard was also a member). The Two-Tiered Plan divided the directors into two classes, depending on when they were elected or appointed to the Board.(71) One class of directors (the “First Class”) was distinguished by having been elected or appointed to the Board prior to March 24, 2004. The First Class directors were entitled to receive total average annual compensation under the Two-Tiered Plan of $313,127 in 2004.(72) In stark contrast, directors elected or appointed after March 24, 2004 (the “Second Class”) were entitled to receive an annual retainer of only $63,000 plus applicable meeting fees.(73) This was true even though the First and Second Class directors had the same obligations, liabilities, responsibilities and overall workload. Mr. Rothermel, Mr. Troilo, Mr. Hard, Mr. P. Michael Ehlerman and Mr. Andrew C. Hove, Jr. were First Class Directors, and Ms. Heard was a Second Class Director.

We could not find any other company that has adopted a similarly discriminatory director compensation scheme. We believe that each Board member has the same workload, duties, obligations and responsibilities to the Company and its shareholders. The concept of equal compensation for equal work is fundamental to the framework of the American business system. In our view, the Board’s decision to create two tiers of compensation for the same job shows poor business judgment and calls into question the decision-makers’ sense of fairness.

The Board’s Reactive Measures

On May 23, 2005, representatives of the Relational Funds met with the entire Board. During the meeting, we respectfully requested that the Board engage a nationally recognized compensation expert and undertake a comprehensive review of director compensation. We also requested that the Board immediately eliminate the Director Bonus Program. Finally, we requested that the Board immediately eliminate its two-tiered compensation scheme. We emphasized the risk the Board had taken by adopting the Two-Tiered Plan, and how it exposed the Company to severe public criticism, if not litigation.

The next day the Board eliminated the discriminatory Two-Tiered Plan. The Board also announced that it “[was] in the process of engaging an independent nationally recognized compensation consulting firm to review Sovereign’s existing compensation system . . . .”(74) On August 1, 2005 the Company eliminated, effective October 1, 2005,(75) the objectionable Director Bonus Program and reduced director

(71) See page 20 of the 2005 Proxy Statement.

(72) As determined by Relational Investors Analytics using data from SNL Datasource and pages 20-21 of the 2005 Proxy Statement.

(73) See page 20 of the 2005 Proxy Statement.

(74) See the Company’s current report on Form 8-K filed on May 25, 2005.

(75) See the Company’s current report on Form 8-K filed on August 5, 2005.

pay to an amount near the median director compensation we presented on May 23, 2005.(76) We welcomed these changes. We also appreciated the Board’s implicit acknowledgment that the previous programs were over-generous. Nonetheless, despite their reaction to our constructive criticism, we consider their continued service as Board members a major risk given the numerous factors described herein. As noted above, compensation of the Company’s directors remains more than two times the median annual average of the Company’s Peer Group.

Corporate directors are among the few people in our society who are entrusted with the authority to set their own pay. Because of the interplay between temptation and solemn duties to others inherent in this unusual authority, directors’ fair and responsible exercise of this authority requires great discipline and integrity. The fact that these Board members voted to pay themselves more than twice the median average for directors at the largest banks and thrifts in the United States and five times the median average of their peers leads us to believe these directors have failed to practice this discipline and integrity in setting their own compensation. Based on the Board members’ decisions regarding their own compensation, and the responsibility of Mr. Troilo and Mr. Hard in particular, we believe these directors should not be re-elected.

Business Transactions and Relationships between Directors and the Company

The Company’s public filings previously provided sparse and vague information regarding business transactions and relationships between the Company and its directors. In response to issues we have raised, the Company has for the first time described certain of these relationships in its Responsive Disclosure Filing. We believe that both the Company’s failure to disclose these relationships, and the substance of Mr. Troilo’s relationships in particular, create serious questions about not only conflicts of interest but the fitness of all the current directors for continued service.

Mr. Troilo’s Rental Payments and Asset Purchases.

When Mr. Troilo joined the Board in 1997, he had a small existing landlord/tenant relationship with the Company.(77) As shown below, after Mr. Troilo joined the Board, rental payments to him skyrocketed. From 1996 to 2001, rental payments received by Mr. Troilo from the Company increased by an astonishing 803%, from $68,500 to $618,700 per annum.(78)

	1996	1997	1998	1999	2000	2001
Annual Rent Paid to Mr. Troilo:	$68,544	$119,088	$169,356	$406,458	$439,151	$618,700

After 2002, the Company stopped disclosing the amount of rental payments to Mr. Troilo. The 2005 Proxy Statement notes only that the Board concluded that a landlord/tenant relationship with a director did not affect his independence because “the amount of rent paid by Sovereign Bank in 2004 was not material to Sovereign and not material to the director based on the director’s total income in 2004 . . . .”(79).

(76) The median of average director compensation for the top 25 U.S. public banks and thrifts by asset size as determined by Relational Investors Analytics using data from SNL Datasource, Bloomberg, Thomson Baseline and public filings. For additional information, see page 7 of the Appendix and pages following the Appendix

(77) See page 17 of the Company’s definitive proxy statement on Schedule 14A filed on March 19, 1997.

(78) See the Company’s definitive proxy statements on Schedule 14A filed on March 19, 1997, March 16, 1998, March 22, 1999, March 24, 2000, March 26, 2001, and March 22, 2002.

(79) See page 13 of the 2005 Proxy Statement.

In the Responsive Disclosure Filing, the Company revealed it had made over $2.4 million in lease payments to Mr. Troilo since 2002, including $699,691 in 2004. We believe this is a material amount which should have been disclosed to shareholders prior to our repeated requests. According to the Company’s 2005 Proxy Statement, the Board has “categorically determined that payment of less than $50,000 to a non-management director… shall not have any adverse effect on the independence of the non-management director.”(80) We find it difficult to accept that payments of $699,691 to Mr. Troilo in 2004—more than 14 times the “categorical” threshold established by the Board—would not have an adverse effect on his independence. Further, in the Responsive Disclosure Filing, the Company compares its net rental payments to Mr. Troilo’s total gross rental income. This is certainly not an “apples-to-apples” comparison, and understates the materiality of payments to Mr. Troilo. We believe the size of these payments and the details of the relationship are material to a shareholder’s determination of a director’s independence, and accordingly, should have been disclosed to shareholders. In our opinion, the Board’s decision to do so only in response to our repeated requests further supports our case that these Board members have not and cannot properly represent shareholders, and the Board’s approach to disclosure is inadequate.

We believe that shareholders should be very troubled by the disclosure made in the Company’s Responsive Disclosure Filing of additional details regarding the sale of a Sovereign Bank branch to Mr. Troilo in 1999. The Company disclosed in its 2000 Proxy Statement that it sold a building it had acquired to Mr. Troilo for $2.9 million in 1999.(81) Prior to the Responsive Disclosure Filing, which was filed more than five years after the sale, and only after repeated requests by the Relational Funds, the Company never disclosed any other information about this sale. In this newest filing the Company revealed the following information for the first time:

•   Mr. Troilo purchased the building for $2.66 million and made an additional contingent payment which brought the total to $2.78 million, not $2.90 million.

•   Mr. Troilo’s purchase of the building was fully financed by a loan from Sovereign Bank.

•   Simultaneously with the sale, Mr. Troilo leased space in the building back to Sovereign Bank.

•   Mr. Troilo’s winning bid was more than 7% lower than the highest bid.(82)

We believe, based on the Responsive Disclosure Filing, that the sale of the building was completed prior to the Company’s annual meeting of shareholders on April 27, 2000. Therefore, the Company knew prior to the meeting that the total purchase price was $2.78 million, not the $2.9 million price it disclosed.(83) This disclosure failure is particularly significant, we believe, in view of the higher bid from a third party bidder. The Company maintains that Mr. Troilo’s lower bid was accepted because it contained no “financing, inspection or due diligence contingencies.”(84) We find this unconvincing and misleading, considering Mr. Troilo’s purchase was funded through a loan from the Company’s subsidiary. Furthermore, we note that Mr. Troilo, as a director of the Company, would have had access to information about this property, and therefore probably would

(80) Id.

(81)   See page 21 of the Company’s definitive proxy statement on Schedule 14A filed on March 24, 2000.

(82) See pages 6-7 of Responsive Disclosure Filing.

(83) Mr. Troilo’s purchase price included one contingent payment, which was included in the total price payable as of April 15, 2000.

(84) See page 6 of Responsive Disclosure Filing.

not have needed an inspection or due diligence contingency (which, in any case, are standard conditions in real estate transactions). We believe Mr. Troilo received preferential treatment in the sale of this property, based on: (i) the fact that his lower bid was accepted, and (ii) his purchase was fully financed by Sovereign Bank. Furthermore, we believe it is likely that Mr. Troilo would have known prior to the purchase that the Company would simultaneously rent space in the building, thereby securing rental income for Mr. Troilo and reducing the risk associated with his investment.

Even if the Company maintains that Mr. Troilo did not receive preferential treatment, we do not see how this transaction complies with various guidelines on director independence and conflicts of interest, including the Company’s own Code of Conduct and Ethics. OTS guidelines for thrift directors state that transactions with directors “must be beyond reproach,” and personal interests that “may be, or appear to be, a potential conflict” should be disclosed.(85) The Company’s own Code of Conduct and Ethics states directors “must avoid conflicts or the appearance of conflicts…”(86) We do not see how this transaction falls within these guidelines or how it is not, at the very least, the appearance of a conflict of interest. Furthermore, the full details of this transaction were never revealed to shareholders to aid them in determining the independence of Mr. Troilo. Despite the Company’s insistence that Mr. Troilo is independent, very recently the Company quietly removed Mr. Troilo from all Board committees requiring members to be independent under NYSE rules. We view the Company’s actions as evidence that the Company has also secretly concluded Mr. Troilo is not independent, and that the Company’s view of independence differs significantly from that of its shareholders and commonly accepted rules and regulations.(87)

Mr. Rothermel’s Lawn Care Services.

Prior to the Responsive Disclosure Filing, the Company had failed to provide any details about its business relationships with its lead director. The Company’s proxy statement filed on March 21, 2003 (the “2003 Proxy Statement”) refers vaguely to “certain buildings and grounds maintenance related services provided by an affiliate of a non-management director to Sovereign Bank .. . . .”(88) Mr. Rothermel’s biographical information refers to him as “President and Chief Executive Officer of Cumru Associates, Inc., a private holding company . . . .”(89) There is no reference to the nature of Cumru Associates, Inc.’s business or its holders. Our search of the Dunn and Bradstreet Corp. database revealed that Cumru Associates, Inc., also “does business” under the name Green Giant Lawn and Tree Care. In the Initial Statement, we suggested the Company had a business relationship with its lead director that it never disclosed.

The Responsive Disclosure Filing confirmed the existence of this relationship and detailed payments made to Mr. Rothermel that have totaled $17,400 since 2002, including payments expected in 2005. While these amounts may seem relatively small, we ask why the Company and its lead director continue this relationship, given the questions that we believe it creates. These questions are further exacerbated by the historic lack of disclosure regarding this relationship.

(85) See pages 16 and 17 of the OTS Directors Responsibilities Guide, Oct. 1999.

(86) Section II.B of Sovereign’s Code of Conduct and Ethics. (Emphasis added.)

(87) See, for example, 12 C.F.R. §563.200 (the OTS’s regulation on conflicts of interest) and NYSE Listed Company Manual paragraph 303A.10.

(88) Page 11 of the 2003 Proxy Statement. (Emphasis added.)

(89)               See page 19 of the 2005 Proxy Statement.

Although the Company claimed in the Responsive Disclosure Filing that our “allegations” regarding relationships with Mr. Troilo and Mr. Rothermel are “untrue,” it has not provided a specific example of any untrue assertion or “allegation.”(90) In fact, the Responsive Disclosure Filing actually confirms our prior statements.

Director Loan Disclosure

It is not uncommon in the banking industry for banks to loan money to their directors. While some may question the propriety of such practices, our primary concerns are the substantial loans to Mr. Troilo, combined with other business relationships with Mr. Troilo, and the lack of disclosure regarding loans to directors and officers. The Company has now disclosed in the Responsive Disclosure Filing that loans and extensions of credit to Mr. Troilo averaged $19 million from 2002 to 2004. As of September 30, 2005, the total was $13 million.(91) We note that many of these loans and other business arrangements were made when Mr. Troilo was the Chairman of the Board’s Ethics and Corporate Governance Committee.

Although the Company has portrayed our efforts to obtain this information about Mr. Troilo as misguided, we believe the Company’s recent disclosure validates our original concerns. The Company’s subsidiary, Sovereign Bank, has a history of making significant loans to Mr. Troilo without publicly disclosing any information about these loans, including the fact that Mr. Troilo even had outstanding loans.(92) We are of the view that these loans, combined with the other substantial amounts of money the Company and its subsidiaries have paid to Mr. Troilo, including the large rental payments discussed above, have created substantial conflicts of interest rendering him unworthy of re-election. While we welcome the additional disclosure contained in the Responsive Disclosure Filing, we note that the Company’s increased disclosure only comes as a direct response to the issues we raised in our Initial Statement and related materials, as even the Company has noted.(93) In our opinion, the Board’s failure to disclose these amounts prior to its recent filing, and the Company’s insistence that these amounts are immaterial or insignificant, only further demonstrate the need for independent shareholder representation.

We also note that, following the filing of our Initial Statement, the Company attempted to discredit the assertions we made regarding loans to directors. In a November 2, 2005 Wall Street Journal article, Mr. Sidhu was quoted as saying that most insider “loans are not to directors of the holding company . . .. but to directors of its subsidiaries” and that loans to the parent Company’s directors are an “insignificant percentage.”(94) According to the Company’s Responsive Disclosure Filing, in 2002 and 2003, loans to holding company directors represented 75%, on average, of the total loans to holding company and subsidiary directors. This percentage only fell after the Company added a new director, with approximately $30 million in outstanding loans from the Company, to the board of Sovereign Bank (but not the Company’s board) in 2004. As of its most recent filing, the loans outstanding to holding company directors represented 26% of the total outstanding loans to all directors.(95) Similar to the Company’s definition of “material,” as described in the “Inconsistent Disclosure Regarding the Company’s Acquisition Strategy” subsection below, we believe Mr. Sidhu’s implication that 26% is “insignificant” suggests a highly unusual definition of the word.

(90)               See page 3 of Responsive Disclosure Filing.

(91) See page 5 of Responsive Disclosure Filing.

(92)   Compare, for example, the disclosure concerning loans made to Mr. Troilo contained in the Responsive Disclosure Filing and the disclosure contained in the 2003 and 2005 Proxy Statements.

(93) See page 3 of Responsive Disclosure Filing.

(94) Jesse Eisinger, Long & Short: Sovereign Bancorp’s Takeover Deal looks a Dis to Shareholders, The Wall Street Journal, (Nov. 2, 2005).

(95) See page 9 of Responsive Disclosure Filing.

Unusual Board-Approved Entrenchment Devices

Poison Pill Entrenchment Devices

In recent years the Board has taken actions that, while ostensibly intended to enhance the Company’s so-called takeover defenses, also further entrenched management and the Board. In essence, these devices made it more difficult for third parties to purchase control of the Company without the Board’s approval, even at a premium price. We believe that the particular devices adopted by the Board are rare and extreme when measured against trends in corporate governance. In our opinion, these actions may very well have left the investment community with the impression that the Board would be unwilling to sell the Company.

Since 1995, the Board has twice amended the Company’s poison pill to include unusually extreme provisions. In September 1995, the Board lowered the trigger percentage from a typical 20% to an unusual 9.9% level.(96) The majority of poison pills are triggered by the acquisition of stock at a pre-specified level between 15% and 20%. In June 2001, the Board adopted a so-called “dead hand” provision. This provision prevented the poison pill from being eliminated or amended even when approved by a vote of shareholders, unless the action was approved by incumbent board members. This was true even if the incumbent directors had already been removed by a vote of shareholders.(97) Such provisions are referred to as “dead hand” poison pills because all future shareholders and duly elected board members must live under the threat of the ousted directors’ “dead hands.” Because these “dead hand” arrangements effectively and severely undermine shareholders’ fundamental right to elect board members, several courts have declared them illegal (although in one Pennsylvania case, involving circumstances not present here, the court upheld a similar arrangement).

When the Board adopted the Company’s poison pill it also chose to include a so-called “adverse person” provision.(98) By including this provision, the Board gave itself the rare and, in our view, highly objectionable power to unilaterally label a holder of more than 4.9% of the Company’s stock an “adverse person.” Under the Company’s poison pill, the Board had the power, in its sole discretion and without prior notice, to effectively dilute the voting rights of the shares of any shareholder that owned as little as 4.9% of the Company’s Common Stock. Because no reasonable investor would risk being deemed an “adverse person”, this provision effectively prevented any shareholder from acquiring more than 4.9% of the Company’s shares without obtaining prior approval from the Board or assuming the risk of having its voting rights significantly diluted.

(96) See Amendment to Rights Agreement dated as of September 27, 1995, attached to the Company’s current report on Form 8-K/A filed on January 22, 1996. We conducted a review of the charter and bylaw provisions of all bank and thrift holding companies with market capitalizations of greater than $500 million as of December 31, 2004. Our analysis indicated that only 36% of companies with poison pills had 10% trigger percentages, which represents only 15% of all of the companies included in our review.

(97) See Amended and Restated Rights Agreement dated as of June 21, 2001, attached to the Company’s current report on Form 8-K/A filed on July 3, 2001.

(98) See Amendment to Rights Agreement dated as of September 27, 1995, attached to the Company’s current report on Form 8-K/A filed on January 22, 1996.

In October 2004 we met with Mr. Sidhu to discuss the Company’s performance and corporate governance practices. During this meeting we discussed the extreme and rare nature of the 4.9% “adverse person” provision and the unusual nature of the “dead hand” provision in the Company’s poison pill.(99) In a subsequent letter sent to the Board’s Chairman on November 9, 2004, we provided empirical data and analysis supporting our position and we respectfully requested that the Board take immediate action to eliminate these and other entrenchment devices.(100) On January 24, 2005, the Company answered our request by announcing that the Board had removed both objectionable provisions.(101)

Our research demonstrated that many companies in the banking industry enjoy the support of large stable shareholders with over 5% ownership. Not surprisingly, while these entrenchment devices were in effect, no outside shareholder acquired more than 4.9% of the Company’s shares. We believe that in the absence of such prohibitive entrenchment devices, companies in the banking industry may enjoy the benefit of large, stable shareholders with over 5% ownership.(102)

Santander Transaction Entrenchment Devices

As the Santander Transaction was originally structured, there were a number of features that we firmly believe served to further entrench the Board and management. In particular, if Santander acquired the Company, the incumbent directors were guaranteed board seats and future compensation for ten years following the acquisition.(103) We believe there is no clearer example of a board-approved entrenchment device than the one these directors originally granted themselves.

Additionally, under the terms of the Investment Agreement, Santander was given a veto right over Mr. Sidhu’s removal, and Mr. Sidhu was added to Santander’s Board of Directors.(104) Furthermore, Santander was contractually obligated to vote for nominees recommended by the Board and against those nominated “by any other Person.”(105) This provision effectively created, at a minimum, a 27% voting bloc in favor of the incumbent directors.(106) This voting bloc would create a formidable challenge to any shareholder attempting to nominate directors, and in our opinion serves as further evidence of the directors’ efforts to entrench themselves. Although certain of these provisions were eliminated at the insistence of the NYSE, they demonstrate, in our view, the efforts of the Board and management to entrench themselves.

(99) As part of the review referenced above, our analysis indicated that only 3% of companies with poison pills had 4.9% “adverse person” features. A study by The Corporate Library, a leading source for objective corporate governance research, revealed that less than 2% of the companies in The Corporate Library’s universe of approximately 3,000 public companies had “dead hand” provisions. Of this list, only three of these companies were banks or thrifts with a market capitalization of more than $500 million. In fact, due to the extremely rare nature of “dead hand” provisions, The Corporate Library does not regularly compile statistics on this type of provision.

(100)          Other entrenchment devices include the Company’s supermajority voting requirement and classified board. See the Company’s Bylaws (as amended as of June 24, 2004), Exhibit 3.2 to the Company’s Registration Statement on Form S-8 filed on July 23, 2004.

(101) See the Company’s current report on Form 8-K filed on January 24, 2005.

(102) As determined by Relational Investors Analytics based on publicly available information for a broad peer group in the Company’s industry.

(103) See Section 9.02(a) of the Investment Agreement.

(104) See Sections 8.11(e) and 8.12(c), respectively.

(105) See Section 8.14(a) of the Investment Agreement.

(106) Santander will be issued voting shares equaling 19.8% of the pro forma outstanding shares. Including the approximate 7% (pro forma) beneficially owned by current management and directors (see the 2005 Proxy Statement), this combined total would equal at least 27% or more of the pro forma shares outstanding.

Possible Further Defensive Actions By the Board

In our Initial Statement, four days prior to the announcement of the Transactions, we noted the potential for the Company to engage in a defensive transaction in response to our initiative. As noted above, we and others believe these Transactions were structured as a defensive response. The Board and management may seek to make other structural changes to the Company’s Bylaws or its policies and practices with the effect of making it more difficult for the Shareholder Nominees or other persons to be elected to the Board unless they are nominated by current directors and acceptable to management. We hope, but cannot ensure, that the Company’s management and the Board will refrain from taking any further action, including any transactions or sales, that are designed to solidify the current Board’s and management’s control, and to prevent or impede our efforts to elect the Shareholder Nominees.

The Company’s 2006 Annual Meeting is currently scheduled to be held on or about April 20, 2006.(107) The Company has publicly stated that shareholders will not be diluted by the issuance of stock to Santander until the ICBC acquisition closes, which is expected to be in July 2006.(108) Mr. Sidhu has also stated on several occasions following the transaction announcement that the Company has no plans to change the date of the 2006 Annual Meeting.(109) Despite these assurances, the Company has now indicated that it may postpone the date of the 2006 Annual Meeting to close the Transactions, thereby ensuring that a significant percentage of the Company’s voting stock will be in Santander’s control prior to a shareholder vote on new directors.(110) We view any such actions as further attempts to entrench management and the Board by diluting shareholders’ ability to elect truly independent directors.

(107) See page 40 of the 2005 Proxy Statement.

(108) See, for example, Mr. Sidhu’s comments on the Transactions Announcement Call (Mr. Sidhu:  “Santander is not going to be a shareholder until July 1 [, 2006]...”).

(109)               See Transcript of Sovereign Lunch filed as an amendment to ICBC’s proxy materials on Schedule 14A,filed on October 27, 2005.

(110)               See David Enrich, Sovereign May Delay Meeting Until Deal Closes — Analyst, Dow Jones News, Dec. 9, 2005.

Lack of Management Credibility and Inconsistent Disclosure

In addition to all the failures and shortcomings detailed above, we believe the Board has further failed in its duties to shareholders by not properly overseeing the Company’s communications with analysts and shareholders. As detailed below, the Company’s management has an extended track record of inconsistent communication, which we believe has led to a significant deterioration in management’s credibility. These issues have been recently highlighted by the Company’s communication regarding the ICBC Transaction.

Inconsistent Disclosure Regarding the Company’s Acquisition Strategy

In January 2002, management presented its top priorities for the future at the Salomon Smith Barney 2002 Financial Services Conference. Management stated that one of its top priorities was to avoid material acquisitions.(111) Throughout 2002, and most of 2003, management reiterated its commitment to avoid material acquisitions.

At the Keefe Bruyette & Woods Eastern Regional Bank Symposium on March 6, 2003, Chairman and CEO Jay Sidhu stated, “You should not expect us to do any material acquisitions. For those of you who keep thinking we might do that, you are totally misinformed.”(112) On June 13, 2003, approximately three months after Mr. Sidhu’s scolding statement, the Company announced the purchase of First Essex Bancorp for $400 million in cash and stock.(113) The consideration to be paid by the Company for this acquisition equaled approximately 9.3%(114) of the Company’s then-current total equity market capitalization, which we understand to be material by any commonly accepted definition.

At the Friedman Billings Ramsey Investor Conference (the “FBR Conference”) on December 2, 2003, Chairman and CEO Jay Sidhu reaffirmed his promise that management would not engage in any material acquisitions.(115) Six days later, at the Lehman Brothers Conference on December 8, 2003, management had inconspicuously removed the statement regarding “no material acquisitions” from the otherwise same presentation.(116) Despite this omission, the Company gave no indication that what had been a central part of their stated plan had been changed.

(111) See page 29 of the Company’s presentation at the Salomon Smith Barney 2002 Financial Services Conference on January 31, 2002.

(112) See news release from SNL on March 6, 2003 titled “SOV Looks Inward to Improve Balance Sheet, Earnings and Ratings in 2003.’’ (Emphasis added.)

(113) See the Company’s current report on Form 8-K filed on June 18, 2003.

(114) As determined by Relational Investors Analytics using data from SNL Datasource, Thomson Baseline and public filings: First Essex purchase price divided by the Company’s market capitalization ($403 million/$4,349 million).

(115) See page 43 of the Company’s presentation at the FBR Conference on December 2, 2003.

(116) See page 44 of the Company’s presentation at the Lehman Brothers Themes & Top Picks Conference on December 8, 2003.

On January 26, 2004, less than 50 days after the FBR Conference, the Company announced the purchase of Seacoast Financial for $1.1 billion.(117) This acquisition, the consideration for which equaled approximately 14.5% of the Company’s then-current equity market capitalization, was also material.(118) Only 43 days later, on March 9, 2004, the Company announced yet another material acquisition, the acquisition of Waypoint Financial Corporation, for $1.0 billion.(119) The purchase price was equal to approximately 12.9% of the Company’s then-current equity market capitalization.(120) In less than ten months, the Company had committed to acquire three companies—First Essex, Seacoast and Waypoint—with a combined purchase price equaling almost 40% of its equity market capitalization.

On October 5, 2004, we met with Mr. Sidhu. At this meeting we expressed disappointment with the Company’s inconsistent statements and actions regarding acquisitions. We expressed our view that the broken promises regarding acquisitions had negatively impacted management’s already weak credibility. In response, Mr. Sidhu assured us that he had not broken his promises because the Company’s, until then secret, definition of materiality was 25% percent of the Company’s equity market capitalization. We were taken aback by Mr. Sidhu’s statement, as we were confident that his definition was clearly at odds with the SEC’s pronouncements regarding the standard for materiality, as well as other definitions found in court decisions and accounting bulletins. We urged him to immediately disclose his special definition of materiality to all shareholders.

On the Company’s October 20, 2004 third-quarter earnings conference call, Chairman and CEO Jay Sidhu stated “material acquisitions by us is defined as greater than 25% of market cap,” referring to the Company’s total equity market capitalization. He did not explain that multiple acquisitions within a twelve month period would not be considered material if they exceeded 25% of the Company’s market capitalization in the aggregate.

The Board failed in its duties to the Company and its shareholders by not properly overseeing the Company’s compliance with clearly established standards of disclosure. We believe the Board’s failure to ensure timely disclosure of the Company’s secret and highly unusual definition of materiality seriously damaged the Company’s credibility and its reputation with shareholders and the investment community.

Inconsistent Disclosure Related to the ICBC Acquisition

The Company’s inconsistent disclosure regarding its acquisition strategy has been more recently highlighted by the announcement of the ICBC Transaction. At the Lehman Brothers Financial Services Conference in September 2005, Mr. Sidhu stated: “I don’t envision in the foreseeable future how our interest might peak and go… Right now we consider that an absolute wasting of time to be looking at acquisitions.” This statement was made just five weeks prior to the announcement of the ICBC Transaction. Additionally, on the Company’s third-quarter earnings conference call on October 19, 2005, only five days prior to the ICBC acquisition announcement, Mr. Sidhu told analysts and investors that “Sovereign, in this kind of an environment, felt it was a prudent allocation of our capital by continuing to buy back our stock.” These statements and the subsequent acquisition announcement further demonstrate the Company’s inconsistent disclosure regarding acquisitions.

(117) See the Company’s current report on Form 8-K filed on January 28, 2004.

(118) As determined by Relational Investors Analytics using data from SNL Datasource, Thomson Baseline and public filings: Seacoast Financial purchase price divided by the Company’s market capitalization ($1.1 billion/$7.6 billion).

(119)               See the Company’s current report on Form 8-K filed on March 11, 2004.

(120)               As determined by Relational Investor Analytics using data from SNL Datasource, Thomson Baseline and public filings: Waypoint Financial purchase price divided by the Company’s market capitalization ($996 million/$7,705 million).

Furthermore, Mr. Sidhu’s statements following the ICBC announcement further contradict those statements mentioned above. On October 25, 2005, one day after the announcement, Mr. Sidhu told investors that it was around “May, June, July…that [Sovereign and ICBC] started talking about this [acquisition] concept….” This statement is contradicted by ICBC’s proxy filing dated November 29 in which it discloses that discussions regarding an acquisition by Sovereign began in September 2005.(122) Surprisingly, that same month, Mr. Sidhu told investors that even considering acquisitions was an “absolute” waste of time. These statements certainly appear on their face to be contradictory and inconsistent.

We believe the Board has a responsibility to oversee the statements and communications of the Company with investors and analysts. The sheer volume of inconsistent and contradictory statements issued by the Company during the past two years demonstrates, in our opinion, the Board’s failure to oversee management and act as proper stewards of our assets.

(121)   See Mr. Sidhu’s comments on the Transactions Announcement Call.

(122) See page 15 of ICBC’s Schedule 14A, filed on November 29, 2005.

25

SHAREHOLDER VALUE FORUM

Key points of the discussion and analysis provided in this Statement were presented to shareholders and other interested parties in New York City on November 8, 2005 at our Shareholder Value Forum. Interested parties can view a webcast of this presentation on our website at www.rillc.com, or obtain a copy of the presentation filed with the SEC by the Relational Funds as an exhibit to our Schedule 14A on November 9, 2005 from the SEC’s website at www.sec.gov.

ELECTION OF DIRECTORS AT THE 2006 ANNUAL MEETING

In light of the issues presented above, the Relational Funds have concluded that the current Board is conflicted, unable to objectively evaluate management’s performance and incapable of fairly overseeing the business and affairs of the Company and analyzing strategic alternatives, including a sale or merger of the Company.

As detailed in this Statement, we believe that the Company’s directors, including the incumbents, Messrs. Hard and Troilo, have inadequately protected shareholders and have presided over or directly approved numerous poor corporate governance practices. We cite the following examples:

•       Value-destroying transactions structured to evade shareholder approval

•       Apparent improper business relationships with so-called independent directors

•       Inadequate disclosure of loans to and business relationships with directors

•       Excessive director compensation

•       Unusual compensation programs linking director and officer bonuses

•       Adjustments to enrich director and executive bonus programs

•       Inequitable two-tiered director compensation structures

•       Excessive take-over defenses and other entrenchment devices

•       Poor communication regarding acquisition strategy and materiality definitions

Due to the grave nature of each of these problems, we believe these directors have not been proper stewards and Messrs. Hard and Troilo should be held accountable.

We believe that the election of directors at the 2006 Annual Meeting presents an opportunity to send a clear message to the current Board: shareholders will no longer tolerate the high cost of a persistent trading discount of their shares. Directors must be held accountable. We believe the addition of independent directors, nominated and elected by the shareholders, can bring the required positive changes to this Board.

The Incumbent Nominees

Messrs. Hard and Troilo bear particular responsibility for the Board’s failures, given their lengthy tenures on the Compensation Committee, the Audit Committee, and the Ethics and Corporate Governance Committee.

Mr. Troilo chaired the Compensation Committee from 2000 to 2005, and Mr. Hard has served as a member of the Compensation Committee for five years. As such, they bear substantial accountability for the excessive compensation of directors and the director bonus programs (from which they also benefited).(123)

Mr. Hard has chaired the Audit Committee since 2001, and Mr. Troilo was a member of the Audit Committee from 1998 to 2000. The charter of the Audit Committee, which has been approved annually by Messrs. Hard and Troilo and the rest of the Board, states the Audit Committee has a duty to review reports and disclosures of insider and affiliated party transactions.(124)

Messrs. Hard (since 1999) and Troilo (from 2001 to 2005) both have been members of the Ethics and Corporate Governance Committee. As members of this Committee, they bear substantial accountability for transactions, practices and arrangements that are inconsistent with the Company’s Code of Conduct and Ethics and for poor corporate governance practices are set forth in this Statement

.

The Relational Funds believe that Messrs. Hard and Troilo should not be re-elected. We urge you to carefully and critically consider the history of conflicts of interest, poor corporate governance practices, and inconsistent and poor disclosure before casting your vote. If you are concerned about these matters, and are not satisfied with the Company’s performance in recent years, please promote positive change by voting the WHITE card FOR the Shareholder Nominees.

The Shareholder Nominees

If elected, the Shareholder Nominees, Messrs. Batchelder and Whitworth, intend to be actively engaged and fully-informed directors. They will recommend and seek to accomplish such actions as may be necessary to assure that shareholders receive complete and accurate information concerning the Company’s compensation, management and business practices. Messrs. Batchelder and Whitworth will work to ensure that the Company’s business and affairs are free from conflicts of interest and conducted in the best interests of the Company and our fellow shareholders. Neither the Shareholder Nominees nor the Relational Funds will have or will enter into any financial or business interests or arrangements with or involving the Company.

The Relational Funds believe that the Company should initiate a comprehensive program to improve the Company’s trading multiple and reduce business risk. While the Shareholder Nominees have familiarized themselves with the business of the Company and the challenges it faces, if elected to the Board, they will urge the Board to initiate a shareholder value improvement program. Such a program cannot be initiated until the Shareholder Nominees are elected to the Board and gain access to additional information. The Shareholder Nominees expect that such a review would include the following steps:

•                    Reducing balance sheet leverage.

•                    Curtailing acquisitions.

•                    Improving operating metrics.

•                    Improving capital ratios.

•                    Establishing and strictly enforcing sound capital allocation discipline that focuses on long-term shareholder value.

•                    Realigning board and management incentives to emphasize each group’s distinctive roles and duties and long-term shareholder value.

•                    Eliminating inconsistent and misleading communications with investors.

•       Performing a comprehensive and independent analysis of the Company’s strategic alternatives.

(123) See page 1 of the Company’s Compensation Committee Charter available on the Company’s website (www.sovereignbank.com).

(124) See page 5 of the Company’s Audit Committee Charter available on the Company’s website (www.sovereignbank.com).

If elected, Messrs. Batchelder and Whitworth will have access to the Company’s books and records, and will advocate for a thorough review and analysis of such materials to formulate a specific and detailed program for realizing shareholder value. Even though it would be unlikely that, as directors, Messrs. Batchelder and Whitworth could single-handedly implement a comprehensive program without the cooperation of other board members, Messrs. Batchelder and Whitworth will zealously advocate that the Company take the steps necessary to unlock shareholder value.

THE RELATIONAL FUNDS NOMINEES

Each Shareholder Nominee has given his consent to be named in this Statement and any other proxy statement for the 2006 Annual Meeting and has confirmed his intent to serve on the Board if elected. If the Shareholder Nominees are elected, they intend to discharge their duties as directors of the Company consistent with all applicable legal requirements, including the general fiduciary obligations imposed upon corporate directors. The Shareholder Nominees will act in the best interests of the Company, as provided under Pennsylvania law, and as they have done while serving on a combined total of 14 public company boards of directors over the past 21 years. The information below concerning the age, principal occupation, directorships and beneficial ownership of Common Stock has been furnished by the respective Shareholder Nominees.

Name and Age	Present Principal Occupation and Principal Occupations During Last Five (5) Years; Directorships	Shares of Common Stock Owned	Percent of Common Stock
David H. Batchelder, 56

Principal of Relational Investors LLC, an investment advisory firm, since March 1996 and a principal of Relational Advisors LLC, a financial advisory and consulting firm, since establishing the firm in 1988. Mr. Batchelder serves as a director of Washington Group International, Inc. and ConAgra Foods, Inc. He is a former director of Apria Healthcare Group Inc., ICN Pharmaceuticals, Inc., and Nuevo Energy Company. Mr. Batchelder also serves as a director of privately held Titan Investment Partners, LLC, and Seaspan International Ltd. (including a number of its affiliate companies). Mr. Batchelder has never served as an officer or director of the Company.

		26,357,189*	7.38%
Ralph V. Whitworth, 50	Principal of Relational Investors LLC since March 1996 and a principal of Relational Advisors LLC, a financial advisory and consulting firm, since January 1997. He is the former chairman of the board of Apria Healthcare Group, Inc., and a former director of Mattel, Inc., Waste Management, Inc., Tektronix, Inc., and Sirius Satellite Radio, Inc. Mr. Whitworth is also a director of privately held Titan Investment Partners, LLC. Mr. Whitworth has never served as an officer or director of the Company.	26,357,189*	7.38%

*                    Consists of an aggregate of 26,357,189 shares of Common Stock beneficially owned by Relational Investors, L.P., Relational Investors LLC (including 64,047 shares owned by the David H. Batchelder Trust), Relational Partners, L.P., Relational Fund Partners, L.P., Relational Coast Partners, L.P., RH Fund 1, L.P., RH Fund 2, L.P., RH Fund 4, L.P., RH Fund 6, L.P., RH Fund 7, L.P., Relational Investors III, L.P., Relational Investors VIII, L.P., Relational Investors IX, L.P., Relational Investors X, L.P., Relational Investors XI, L.P., and Relational Investors XII, L.P., Relational Investors XIV, L.P., Relational Investors XV, L.P. of which Messrs. Batchelder and Whitworth may be deemed to be beneficial owners.

There are no arrangements or understandings between the Shareholder Nominees and any other person pursuant to which they were selected as a nominee for director. However, certain partnerships in the Relational Funds provide an indemnity for the general partner of such partnerships and its affiliates, controlling persons, members, employees, and other specified persons (which would include Messrs. Batchelder and Whitworth) for any losses and liabilities arising from their activities relating to such partnerships.

INFORMATION ABOUT THE RELATIONAL FUNDS

The Relational Funds beneficially own an aggregate of 26,357,189 shares of the Common Stock, representing approximately 7.38% of the 357,157,919 shares of Common Stock reported to be outstanding as of October 31, 2005 in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

The Relational Funds have been shareholders of the Company since June 3, 2004, and currently hold approximately 7.38% of the Common Stock outstanding. Certain Relational Funds also held Common Stock from April 2002 to September 2003. The Relational Funds acquired the Common Stock because, in our opinion, the Common Stock was undervalued by the market after taking into account the potential for improvement in financial performance and investor confidence. We believe it is still undervalued.

The Relational Funds do not seek to take control of any company and do not participate in leveraged buyouts of any company. Further, under the terms of certain agreements with their investors, the Relational Funds have voluntarily agreed not to engage in change of control transactions. The Relational Funds do not intend to participate in the management of the Company, other than at the board level.

Security Ownership of the Relational Funds

As of December 13, 2005 direct beneficial ownership of Common Stock by Relational Funds entities was as follows:

Relational Funds Entity	Direct Beneficial Ownership of Common Stock	Relational Funds Entity	Direct Beneficial Ownership of Common Stock
Relational Investors LLC	3,661,969 (including 5,000 shares owned of record)	RH Fund 7, L.P.	166,221
Relational Investors, L.P	4,907,609 (including 100 shares owned of record)	Relational Investors III, L.P.	229,212
Relational Partners, L.P.	99,773	Relational Investors VIII, L.P.	4,720,856
Relational Fund Partners, L.P.	106,221	Relational Investors IX, L.P.	1,925,255
Relational Coast Partners, L.P.	225,875	Relational Investors X, L.P.	2,050,188
RH Fund 1, L.P.	2,458,721	Relational Investors XI, L.P.	1,217,938
RH Fund 2, L.P.	2,200,552	Relational Investors XII, L.P.	241,885
RH Fund 4, L.P	549,431	Relational Investors XIV, L.P.	855,408
RH Fund 6, L.P.	282,326	Relational Investors XV, L.P.	457,749

Relational Investors LLC, in its capacity as an investment advisor, may be deemed to possess direct beneficial ownership of 26,357,189 shares of Common Stock that are owned by its clients and held in accounts that it manages. Relational Investors LLC, as the sole general partner of Relational Investors, L.P., Relational Partners, L.P., Relational Fund Partners, L.P., Relational Coast Partners, L.P., RH Fund 1, L.P., RH Fund 2, L.P., RH Fund 4, L.P., RH Fund 6, L.P., RH Fund 7, L.P., Relational Investors VIII, L.P., Relational Investors IX, L.P., Relational Investors XI, L.P., Relational Investors XII, L.P. Relational Investors XIV, L.P. and Relational Investors XV, L.P. (collectively, the “Relational LPs”) and as the sole managing member of Relational Asset Management LLC and Relational Investors X GP

LLC, which serve as the general partner of Relational Investors III, L.P. and Relational Investors X, L.P., respectively, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the 26,357,189 shares of Common Stock beneficially owned by the Relational Funds, because the limited partnership agreements of the Relational LPs and the investment management agreement for the accounts managed by Relational Investors LLC specify that Relational Investors LLC has sole investment discretion and voting authority with respect to those shares.

Messrs. Batchelder and Whitworth, in their capacities as principals of Relational Investors LLC, share voting and dispositive power over the 26,357,189 shares of Common Stock beneficially owned by the Relational Funds. As a result, Messrs. Batchelder and Whitworth may be deemed to share indirect beneficial ownership of those shares.

The Relational Funds may be deemed to be a “person” under Section 13(d)(3) of the Exchange Act, possessing beneficial ownership of 26,357,189 shares of Common Stock.

All transactions in securities of the Company engaged in by the Relational Funds and the Shareholder Nominees during the past two years are summarized in Appendix B, attached.

ADDITIONAL INFORMATION REQUESTED FROM THE COMPANY
BY THE RELATIONAL FUNDS

Relational Investors LLC has exercised its right to submit a formal books and records request in accordance with Pennsylvania law seeking additional information that it believes may be material to shareholders. The Company has rejected Relational Investors LLC’s books and records request, and has filed a lawsuit seeking declaratory judgment against Relational Investors LLC to prevent Relational Investors LLC from receiving the requested information.

VOTE REQUIRED AND VOTES PER SHARE

The presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast will constitute a quorum at the 2006 Annual Meeting. Based on the 2005 Proxy Statement, the Company will treat abstentions as shares present at the 2006 Annual Meeting and will count them in determining the presence of a quorum.

Based on the 2005 Proxy Statement, the two nominees for director who receive the highest number of votes cast at the 2006 Annual Meeting will be elected as directors. Based on the 2005 Proxy Statement, abstentions and broker non-votes will not constitute or be counted as “votes” cast for purposes of the 2006 Annual Meeting. Each outstanding share of Common Stock is entitled to one vote on the election of directors and each other matter submitted to vote at the 2006 Annual Meeting.

30

CERTAIN INFORMATION CONCERNING THE RELATIONAL FUNDS
AND THE OTHER PARTICIPANTS IN THE SOLICITATION

Information concerning the Relational Funds, each of whom may be deemed “participants in the solicitation” as defined in the proxy rules promulgated by the SEC under the Exchange Act, and their affiliates and associates, is set forth in Appendix A attached hereto. Appendix A also sets forth other persons who may be deemed “participants in the solicitation”.

The Relational Funds, and each of their affiliates and associates, intend to vote the shares of Common Stock beneficially owned by them FOR the Shareholder Nominees.

CERTAIN INTERESTS IN THE PROPOSAL AND
WITH RESPECT TO SECURITIES OF THE ISSUER

To the knowledge of the Relational Funds, no Relational Fund nor any associates or controlling persons thereof or other persons who may be deemed participants in the solicitation of proxies for the Relational Funds for the 2006 Annual Meeting are or have within the past year been parties to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, except as described in Appendix A attached hereto.

To the knowledge of the Relational Funds, no Relational Fund nor any associates or controlling persons thereof or other persons who are or may be deemed participants in the solicitation of proxies for the Relational Funds for the 2006 Annual Meeting has any arrangement or understanding with any person with respect to future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

PRINCIPAL SHAREHOLDERS

Based solely upon the 2005 Proxy Statement, as of March 22, 2005, no person was deemed to be the beneficial owner of more than five percent of the outstanding shares of Common Stock. Individual and aggregate beneficial ownership of Common Stock by the Relational Funds is described in detail elsewhere in this Statement.

SECURITY OWNERSHIP BY DIRECTORS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of shares of Common Stock of the Company outstanding as of March 1, 2005, the record date for the Company’s 2005 Annual Meeting of Shareholders (the “2005 Record Date”), based solely upon the information provided in the Company’s proxy statement for the 2005 Annual Meeting of Shareholders. On that date, according to the 2005 Proxy Statement, there were 374,239,361 shares outstanding. Except as otherwise indicated, according to the 2005 Proxy Statement, as of the 2005 Record Date each identified director and each named executive officer of the Company held sole voting and investment power over the shares listed as beneficially owned and the shares listed constituted less than 1% of the outstanding shares. Unless otherwise indicated in a footnote, shares indicated as being subject to options were shares issuable pursuant to options outstanding and vested under the Company’s stock option plans as of the 2005 Record Date.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class
P. Michael Ehlerman	29,685		*
Marian L. Heard	1,100		*
Jay S. Sidhu	4,261,684	(2)	1.13%
Brian Hard	110,702	(3)	*
Cameron C. Troilo, Sr.	805,757	(4)	*
Andrew C. Hove, Jr.	29,826		*
Daniel K. Rothermel	272,094	(5)	*
Joseph P. Campanelli(6)	497,157	(7)	*
John P. Hamill(8)	329,186	(9)
James D. Hogan(10)	172,471	(11)	*
Lawrence M. Thompson, Jr.(12)	913,851	(13)	*
All directors and executive officers of the Company as a group (11 persons)	7,423,513	(14)	1.97%
All Sovereign Bank directors (excluding Company directors and executive officers listed above) and team members of Sovereign Bank as a group	23,670,177	(15)	6.10%
Total aggregate stock ownership of the above persons	31,631,117	(16)(17)	8.07%

*                    Less than 1%

   (1)  The table reflects data supplied by each director and executive officer. The table also reflects shares of Common Stock held by the trustee of the Company Retirement Plan which have been allocated to the accounts of the executive officers identified in the table, and as a group.

   (2)  Mr. Sidhu holds shared voting or investment power over 690,148 shares. The number and percentage of shares beneficially owned by Mr. Sidhu include 1,206,348 shares subject to vested options and 56,051 shares held by the Company’s Retirement Plan that are allocated to Mr. Sidhu’s account and over which he exercises voting power. The number and percentage of shares beneficially owned by Mr. Sidhu also include 199,587 shares of Company common stock awarded as restricted stock under one or more of the Company’s stock incentive plans. The number and percentage of shares beneficially owned by Mr. Sidhu also include 405,308 shares under the Company’s Bonus Deferral Program.

   (3)  The number and percentage of shares beneficially owned by Mr. Hard include 72,000 shares subject to vested options.

   (4)  Mr. Troilo holds shared voting or investment power over 496,054 shares. The number and percentage of shares beneficially owned by Mr. Troilo include 120,000 shares subject to vested options.

   (5)  Mr. Rothermel holds shared voting and investment power over 20,939 shares. The number and percentage of shares includes 3,557 shares held by Mr. Rothermel’s spouse and 9,242 shares held by an estate for which Mr. Rothermel acts as executor, with respect to which Mr. Rothermel disclaims beneficial ownership. The number and percentage of shares beneficially owned by Mr. Rothermel also include 120,000 shares subject to vested options.

   (6)  Mr. Campanelli was named President and Chief Executive Officer of the Sovereign Bank New England Division effective January 1, 2005.

   (7)  The number and percentage of shares beneficially owned by Mr. Campanelli include 353,500 shares subject to vested options and 14,483 shares held by the Company’s Retirement Plan which are allocated to Mr. Campanelli’s account and over which he exercises voting power. The number and percentage of shares beneficially owned by Mr. Campanelli also include 23,793 shares of Company common stock awarded as restricted stock under one or more of the Company’s stock incentive plans. The number and percentage of shares beneficially owned by Mr. Campanelli also include 53,379 shares of Company common stock under the Company’s Bonus Deferral Program.

   (8)  Mr. Hamill served as Chairman and Chief Executive Officer of the Sovereign Bank New England Division of Sovereign Bank from January 2000, until relinquishing his role as Chief Executive Officer effective January 1, 2005. Mr. Hamill continues to serve as the Non-Executive Chairman of the Sovereign Bank New England Division of Sovereign Bank.

   (9)  The number and percentage of shares beneficially owned by Mr. Hamill include 225,000 shares subject to vested options and 26,195 shares of Company common stock awarded as restricted stock under one or more of the Company’s stock incentive plans. The number and percentage of shares beneficially owned by Mr. Hamill also include 1,147 shares held by the Company Retirement Plan that are allocated to Mr. Hamill’s account and over which he exercises voting power. The number and percentage of shares beneficially owned by Mr. Hamill also includes 20,020 shares under the Company Bonus Deferral Program.

(10) Mr. Hogan was the Company’s Chief Financial Officer and Executive Vice President. Before joining the Company in 2001, he served as Executive Vice President and Controller of Firststar Corporation; formerly Star Bancorp, Inc. Mr. Hogan elected to retire effective May 13, 2005.

(11) The number and percentage of shares beneficially owned by Mr. Hogan include 85,000 shares subject to vested options and 15,392 shares of Company common stock awarded as restricted stock under one or more of the Company’s stock incentive plans. The number and percentage of shares beneficially owned by Mr. Hogan also include 5,353 shares held by the Company’s Retirement Plan which are allocated to Mr. Hogan’s account and over which he exercises voting power. The number and percentage of shares beneficially owned by Mr. Hogan include 38,534 shares of Company common stock under the Company Bonus Deferral Program.

(12) Mr. Thompson is Vice Chairman and Chief Administrative Officer of the Company. He is also Chief Operating Officer of Sovereign Bank.

(13) Mr. Thompson holds shared voting or investment power over 130,566 shares. The number and percentage of shares beneficially owned by Mr. Thompson include 548,105 shares subject to vested options and 28,082 shares held by the Company’s Retirement Plan which are allocated to Mr. Thompson’s account and over which he exercises voting power. The number and percentage of shares beneficially owned by Mr. Thompson also include 33,998 shares of Company common stock awarded as restricted stock under one or more of the Company’s stock incentive plans. The number and percentage of shares beneficially owned by Mr. Thompson include 35,550 shares of Company common stock under the Company Bonus Deferral Program.

(14) In the aggregate, these persons hold shared voting or investment power over 1,337,707 shares. The number and percentage of shares beneficially owned by them include 2,729,953 shares subject to vested options and 105,116 shares held by the Company’s Retirement Plan allocated to the executive officers’ accounts and over which they exercise voting power. The number and percentage of shares beneficially owned by them also include 298,965 shares of Company common stock awarded as restricted stock under one or more of the Company’s stock incentive plans. The number and percentage of shares beneficially owned by them also include 552,791 shares under the Company Bonus Deferral Program.

(15) Shares include 7,505,302 shares allocated under the Company’s Retirement Plan and acquired plans, 186,978 shares under the Company Bonus Deferral Program, and approximately 12,730,156 shares subject to the exercise of both vested and non-vested options granted under one or more of the Company’s stock incentive plans and 1,361,573 shares of restricted stock awarded under such plans, representing approximately 6.10% in the aggregate of the Company’s outstanding shares, after giving effect to the applicable vesting of plan shares and the exercise of options and the lapse of restrictions with respect to restricted stock awards.

(16) Shares include 7,610,418 shares allocated under the Company’s Retirement Plan and acquired plans, 739,769 shares under the Company Bonus Deferral Program, and approximately 15,997,536 shares subject to the exercise of both vested and non-vested options granted under one or more of the Company’s stock incentive plans and 1,660,538 shares of restricted stock awarded under such plans, representing approximately 8.07% in the aggregate of the Company’s outstanding shares, after giving effect to the applicable vesting of plan shares and the exercise of options and the lapse of restrictions with respect to restricted stock awards.

(17) Under a policy adopted by the Company’s Board in January 1998, and amended in 2002, the Company’s non-employee directors, the Company’s CEO and the Company’s executive management are required to beneficially own shares of Company common stock having a value of $100,000, six times base salary and three times base salary, respectively. Company non-employee directors and Mr. Sidhu met the ownership requirement before the applicable deadlines. Members of the Company’s executive management who are named in this Statement met the ownership requirement before the applicable deadline. Shares of Company common stock subject to unexercised stock options, unvested restricted stock awards, unvested Company matching account shares held under the Bonus Deferral Program, and certain shares allocated to the account of a Company employee under the Company’s Retirement Plan are not considered beneficially owned for the purposes of the policy.

PROXY SOLICITATION EXPENSES

WHITE proxies may be solicited by the Relational Funds, its members, employees, and consultants of the Relational Funds, including the Shareholder Nominees, by mail, telephone, telecopier, the Internet and personal solicitation. Salaried, full-time employees of the Relational Funds may solicit WHITE proxies on behalf of the Relational Funds, although they will not receive additional compensation for any such efforts. It is expected that analysts and other senior level Relational Investors LLC personnel may accompany the Shareholder Nominees to in-person meetings with institutional shareholders and may from time to time solicit proxies from institutional shareholders and other significant shareholders. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the Relational Funds’ solicitation materials to customers for whom such persons hold shares of Common Stock, and the Relational Funds will reimburse them for their reasonable out-of-pocket expenses for doing so.

The entire expense of preparing, assembling, printing and mailing this Statement and related materials, and the cost of soliciting WHITE proxies for the proposals endorsed by the Relational Funds, will be borne by the Relational Funds. The Relational Funds currently estimate such expenses to be $1,500,000 (including professional fees and expenses, but excluding any costs represented by salaries and wages of regular employees of the Relational Funds and its affiliates). The total expenditures incurred to date by the Relational Funds have been approximately $800,000. The Relational Funds do not intend to seek reimbursement from the Company for Relational Funds’ expenses.

The Relational Funds and their affiliates have retained the services of D.F. King & Co., Inc. (“DF King”) to solicit WHITE proxies from banks, brokers, nominees and individuals with respect to the 2006 Annual Meeting. DF King will be paid fees of approximately $125,000, be reimbursed for reasonable out-of-pocket expenses, and receive indemnification customary for such an engagement. DF King estimates that it will use approximately 40 persons in its solicitation efforts.

ADDITIONAL INFORMATION

If you would like additional copies of the Relational Funds’ proxy materials, or if you would like assistance in completing and returning a WHITE proxy, please contact DF King at:

D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005
Toll-free: (800) 659-5550
Banks and brokers: (212) 269-5550

SHAREHOLDER PROPOSALS IN THE COMPANY’S PROXY STATEMENT

In accordance with the Bylaws of the Company, a shareholder who desires to propose a matter for consideration at an annual meeting of shareholders must provide notice thereof in writing, delivered or mailed by first-class United States mail, postage prepaid, to the Secretary of the Company, not less than 90 days nor more than 150 days prior to such annual meeting. According to the 2005 Proxy Statement, for the 2006 Annual Meeting, this period will begin on November 21, 2005 and end on January 20, 2006. Any shareholder who desires to submit a proposal to be considered for inclusion in the Company’s proxy materials relating to its 2006 Annual Meeting in accordance with the rules of the SEC must submit such proposal in writing, addressed to Sovereign Bancorp, Inc. at 1130 Berkshire Boulevard, Wyomissing, Pennsylvania 19610 (Attn: David A. Silverman, Secretary), on or before November 22, 2005.

Nominations for Election of Directors

In accordance with the Bylaws of the Company, any shareholder entitled to vote for the election of directors may nominate candidates for election to the Board provided that the shareholder has given proper notice of the nomination, as required by the Bylaws, in writing, delivered or mailed by first-class United States mail, postage prepaid, to the Secretary of the Company not less than 90 days nor more than 120 days prior to such annual meeting. According to the 2005 Proxy Statement, for the 2006 Annual Meeting, this period will begin on December 21, 2005 and end on January 20, 2006. Shareholders may also recommend qualified persons for consideration by the Board to be included in the Company’s proxy materials as a nominee of the Board. Shareholders making a recommendation must submit the same information as that required to be included by the Company in its proxy statement with respect to nominees of the Board. The shareholder recommendation should be submitted in writing, addressed to Sovereign Bancorp, Inc. at 1130 Berkshire Boulevard, Wyomissing, Pennsylvania 19610 (Attn: David A. Silverman, Secretary), on or before January 20, 2006.

Dated: December 13, 2005

Sincerely,
Your Fellow Shareholders:
Relational Investors, L.P.
Relational Investors LLC
Relational Partners, L.P.
Relational Fund Partners, L.P.
Relational Coast Partners, L.P.
RH Fund 1, L.P.
RH Fund 2, L.P.
RH Fund 4, L.P.
RH Fund 6, L.P.
RH Fund 7, L.P.
Relational Investors III, L.P.
Relational Investors VIII, L.P.
Relational Investors IX, L.P.
Relational Investors X, L.P.
Relational Investors XI, L.P.
Relational Investors XII, L.P.
Relational Investors XIV, L.P.
Relational Investors XV, L.P.
David H. Batchelder
Ralph V. Whitworth

APPENDIX A

The following information relates to:

•       Relational Investors LLC, a Delaware limited liability company;

•       Relational Investors, L.P., a Delaware limited partnership;

•       Relational Fund Partners, L.P., a Delaware limited partnership;

•       Relational Coast Partners, L.P., a Delaware limited partnership;

•       Relational Partners, L.P., a Delaware limited partnership;

•       RH Fund 1, L.P., a Delaware limited partnership;

•       RH Fund 2, L.P., a Delaware limited partnership;

•       RH Fund 4, L.P., a Delaware limited partnership;

•       RH Fund 6, L.P., a Delaware limited partnership;

•       RH Fund 7, L.P., a Delaware limited partnership;

•       Relational Investors III, L.P., a Delaware limited partnership;

•       Relational Investors VIII, L.P., a Delaware limited partnership;

•       Relational Investors IX, L.P., a Delaware limited partnership;

•       Relational Investors X, L.P., a Delaware limited partnership;

•       Relational Investors XI, L.P., a Delaware limited partnership;

•       Relational Investors XII, L.P., a Delaware limited partnership;

•       Relational Investors XIV, L.P., a Delaware limited partnership;

•       Relational Investors XV, L.P., a Delaware limited partnership;

•       David H. Batchelder, a natural person, a principal of Relational Investors LLC and a nominee for election to the Board of Directors of the Company; and

•       Ralph V. Whitworth, a natural person, a principal of Relational Investors LLC and a nominee for election to the Board of Directors of the Company;

•       The foregoing persons are referred to collectively as the “Relational Funds”.

The principal business of Relational Investors LLC is being the sole general partner of Relational Investors, L.P., Relational Fund Partners, L.P., Relational Coast Partners, L.P., Relational Partners, L.P., RH Fund 1, L.P., RH Fund 2, L.P., RH Fund 4, L.P., RH Fund 6, L.P., RH Fund 7, L.P., Relational Investors VIII, L.P., Relational Investors IX, L.P., Relational Investors XI, L.P., Relational Investors XII, L.P. Relational Investors XIV, L.P., Relational Investors XV, L.P., and the sole managing member of the general partners of Relational Investors III, L.P and Relational Investors X, L.P. The principal business of each of Relational Investors, L.P., Relational Fund Partners, L.P., Relational Coast Partners, L.P., Relational Partners, L.P., RH Fund 1, L.P., RH Fund 2, L.P., RH Fund 4, L.P., RH Fund 6, L.P., RH Fund 7, L.P., Relational Investors III, L.P., Relational Investors VIII, L.P., Relational Investors IX, L.P., Relational Investors X, L.P., Relational Investors XI, L.P., Relational Investors XII, L.P. and Relational Investors XIV, L.P., Relational Investors XV, L.P., is investing in securities.

The principal place of business and principal office of each of the foregoing entities is located at 12400 High Bluff Road, Suite 600, San Diego, California 92130.

Relational Investors LLC manages investment accounts for clients, which include members of the management of Relational Investors LLC, Relational Investors, L.P., Relational Fund Partners, L.P., Relational Coast Partners, L.P., Relational Partners, L.P., RH Fund 1, L.P., RH Fund 2, L.P., RH Fund 4, L.P., RH Fund 6, L.P., RH Fund 7, L.P., Relational Investors III, L.P., Relational Investors VIII, L.P., Relational Investors IX, L.P., Relational Investors X, L.P., Relational Investors XI, L.P., Relational Investors XII, L.P., Relational Investors XIV, L.P., Relational Investors XV, L.P., and affiliated and associated persons as well as unaffiliated individual and institutional clients. Relational Investors LLC has caused investment accounts of certain of its clients and limited partnerships (collectively, “Clients”), over which it has discretion, to acquire Common Stock. The Relational Funds have voting and disposition power over the Common Stock held in these accounts and by these limited partnerships and, accordingly, may be deemed the beneficial owner for purposes of Section 13(d) of the Exchange Act of the Common Stock held in such accounts and by such limited partnerships. Except for such deemed beneficial ownership and except as described below, none of Relational Investors LLC, Relational Investors, L.P., Relational Fund Partners, L.P., Relational Coast Partners, L.P., Relational Partners, L.P., RH Fund 1, L.P., RH Fund 2, L.P., RH Fund 4, L.P., RH Fund 6, L.P., RH Fund 7, L.P., Relational Investors III, L.P., Relational Investors VIII, L.P., Relational Investors IX, L.P., Relational Investors X, L.P., Relational Investors XI, L.P., Relational Investors XII, L.P., Relational Investors XIV, L.P., Relational Investors XV, L.P. or any of their members, partners or associates or such members’ or partners’ associates, own any Common Stock or other securities of the Company.

The present principal occupation of each of David H. Batchelder and Ralph V. Whitworth is serving as a principal of Relational Investors LLC. The business address of Messrs. Batchelder and Whitworth is 12400 High Bluff Road, Suite 600, San Diego, California 92130.

The following persons may also be deemed “participants in the solicitation”:

•       Castle Creek Financial LLC, a private equity firm specializing in financial institutions, which has its business address at 6051 El Tordo, P.O. Box 1329, Rancho Santa Fe, California 92067. Relational Investors LLC has an agreement with Castle Creek Financial LLC to provide consulting services with respect to evaluating the Relational Funds’ investment in the Company’s Common Stock. In exchange for these services Castle Creek Financial LLC will receive a fee based on a percentage of the Relational Funds’ net profits over a hurdle rate from its investment in the Common Stock, if any.

•       Mr. John M. Eggemeyer, III, whose present principal occupation is President of Castle Creek Financial LLC, has his business address at 6051 El Tordo, P.O. Box 1329, Rancho Santa Fe, California 92067.

•  Mr. Mark Merlo, whose present principal occupation is Senior Vice President of Castle Creek Financial LLC, has his business address at 6051 El Tordo, P.O. Box 1329, Rancho Santa Fe, California 92067.

•       Mr. Anthony P. Terracciano, whose present principal occupation is as a consultant, has his business address at 1123 3rd Avenue (2nd Floor), Spring Lake, New Jersey 07762.

•  Lewis, Eckart, Robb & Co., a financial management consulting firm, which has its business address at 425 One Plymouth Meeting, Plymouth Meeting, Pennsylvania 19462. Relational Investors LLC has a consulting agreement with Lewis, Eckart, Robb & Co. to provide consulting services. In exchange for these services Lewis, Eckart, Robb & Co. will receive consulting fees.

•  Mr. Robert C. Robb, Jr., whose present principal occupation is a consultant with Lewis, Eckart, Robb & Co., has his business address at 425 One Plymouth Meeting, Plymouth Meeting, Pennsylvania 19462.

None of Castle Creek Financial, LLC, Mr. Eggemeyer, Mr. Merlo, Mr. Terraciano, Lewis, Eckart, Robb & Co. or Mr. Robb, to the best of the Relational Funds’ knowledge, (i) have purchased or sold any securities of the Company within the past two years, (ii) own any such shares either beneficially or of record or (iii) have any substantial interest, direct or indirect, in any matter to be acted upon at the meeting, except as disclosed above.

APPENDIX B

The following is a summary of all transactions in Company securities over the last two years by the Relational Funds. Company securities are purchased with capital of the purchaser and, from time to time, securities may be purchased with margin borrowings under margin accounts established for two of the managed client accounts and four of the Relational Funds with Credit Suisse First Boston Corporation (“CSFBC”). These borrowings are secured by a pledge of all securities, instruments, credit balances, commodities and other property, and all proceeds of the foregoing, held by the purchaser in its customer account with CSFBC. Since the margin borrowings are not specifically attributable to, identified with or secured solely by Company securities, it is not practicable to determine how much, if any, of any margin borrowings are attributable or should be allocated to the purchase of Company securities.

Date	Transaction	Purchaser	Number of Shares
6/3/2004	Purchase	Relational Coast Partners, L.P.	1,196
6/4/2004	Purchase	Relational Coast Partners, L.P.	2,285
6/7/2004	Purchase	Relational Coast Partners, L.P.	1,280
6/8/2004	Purchase	Relational Coast Partners, L.P.	1,828
6/9/2004	Purchase	Relational Coast Partners, L.P.	5,941
6/10/2004	Purchase	Relational Coast Partners, L.P.	7,312
6/14/2004	Purchase	Relational Coast Partners, L.P.	3,656
6/15/2004	Purchase	Relational Coast Partners, L.P.	3,656
6/16/2004	Purchase	Relational Coast Partners, L.P.	1,828
6/17/2004	Purchase	Relational Coast Partners, L.P.	1,828
6/18/2004	Purchase	Relational Coast Partners, L.P.	2,742
6/21/2004	Purchase	Relational Coast Partners, L.P.	6,398
6/22/2004	Purchase	Relational Coast Partners, L.P.	4,570
6/23/2004	Purchase	Relational Coast Partners, L.P.	3,656
6/24/2004	Purchase	Relational Coast Partners, L.P.	5,484
6/25/2004	Purchase	Relational Coast Partners, L.P.	5,484
6/28/2004	Purchase	Relational Coast Partners, L.P.	4,570
6/29/2004	Purchase	Relational Coast Partners, L.P.	3,656
6/30/2004	Purchase	Relational Coast Partners, L.P.	5,484
7/1/2004	Purchase	Relational Coast Partners, L.P.	4,786
7/2/2004	Purchase	Relational Coast Partners, L.P.	3,989
7/6/2004	Purchase	Relational Coast Partners, L.P.	3,590
7/7/2004	Purchase	Relational Coast Partners, L.P.	2,393
7/8/2004	Purchase	Relational Coast Partners, L.P.	3,191
7/9/2004	Purchase	Relational Coast Partners, L.P.	2,393
7/12/2004	Purchase	Relational Coast Partners, L.P.	2,583
7/13/2004	Purchase	Relational Coast Partners, L.P.	2,583
7/14/2004	Purchase	Relational Coast Partners, L.P.	2,755
7/15/2004	Purchase	Relational Coast Partners, L.P.	2,583
7/16/2004	Purchase	Relational Coast Partners, L.P.	3,443
7/19/2004	Purchase	Relational Coast Partners, L.P.	1,904
7/20/2004	Purchase	Relational Coast Partners, L.P.	1,722
7/21/2004	Purchase	Relational Coast Partners, L.P.	2,583
7/22/2004	Purchase	Relational Coast Partners, L.P.	1,386
7/29/2004	Purchase	Relational Coast Partners, L.P.	2,583
7/30/2004	Purchase	Relational Coast Partners, L.P.	5,423
1/4/2005	Purchase	Relational Coast Partners, L.P.	2,933
1/5/2005	Purchase	Relational Coast Partners, L.P.	1,676

1/6/2005	Purchase	Relational Coast Partners, L.P.	2,095
1/7/2005	Purchase	Relational Coast Partners, L.P.	1,676
1/10/2005	Purchase	Relational Coast Partners, L.P.	1,257
1/11/2005	Purchase	Relational Coast Partners, L.P.	1,257
1/12/2005	Purchase	Relational Coast Partners, L.P.	1,676
1/13/2005	Purchase	Relational Coast Partners, L.P.	1,676
1/14/2005	Purchase	Relational Coast Partners, L.P.	1,676
1/18/2005	Purchase	Relational Coast Partners, L.P.	1,676
1/19/2005	Purchase	Relational Coast Partners, L.P.	1,676
1/20/2005	Purchase	Relational Coast Partners, L.P.	2,095
1/21/2005	Purchase	Relational Coast Partners, L.P.	2,095
1/24/2005	Purchase	Relational Coast Partners, L.P.	1,676
1/25/2005	Purchase	Relational Coast Partners, L.P.	2,095
1/26/2005	Purchase	Relational Coast Partners, L.P.	1,676
1/27/2005	Purchase	Relational Coast Partners, L.P.	1,676
1/28/2005	Purchase	Relational Coast Partners, L.P.	1,676
1/31/2005	Purchase	Relational Coast Partners, L.P.	1,676
2/1/2005	Purchase	Relational Coast Partners, L.P.	1,978
2/2/2005	Purchase	Relational Coast Partners, L.P.	2,544
2/3/2005	Purchase	Relational Coast Partners, L.P.	2,544
2/4/2005	Purchase	Relational Coast Partners, L.P.	2,261
2/7/2005	Purchase	Relational Coast Partners, L.P.	3,674
2/8/2005	Purchase	Relational Coast Partners, L.P.	2,826
2/9/2005	Purchase	Relational Coast Partners, L.P.	3,109
2/10/2005	Purchase	Relational Coast Partners, L.P.	3,109
2/11/2005	Purchase	Relational Coast Partners, L.P.	2,826
2/14/2005	Purchase	Relational Coast Partners, L.P.	2,767
2/15/2005	Purchase	Relational Coast Partners, L.P.	2,826
2/16/2005	Purchase	Relational Coast Partners, L.P.	1,626
5/25/2005	Purchase	Relational Coast Partners, L.P.	2,463
5/26/2005	Purchase	Relational Coast Partners, L.P.	2,463
5/27/2005	Purchase	Relational Coast Partners, L.P.	1,847
5/31/2005	Purchase	Relational Coast Partners, L.P.	2,052
6/1/2005	Purchase	Relational Coast Partners, L.P.	1,330
6/2/2005	Purchase	Relational Coast Partners, L.P.	1,571
6/3/2005	Purchase	Relational Coast Partners, L.P.	1,571
6/6/2005	Purchase	Relational Coast Partners, L.P.	1,257
6/7/2005	Purchase	Relational Coast Partners, L.P.	1,257
6/8/2005	Purchase	Relational Coast Partners, L.P.	1,277
6/9/2005	Purchase	Relational Coast Partners, L.P.	1,763
6/10/2005	Purchase	Relational Coast Partners, L.P.	1,115
6/13/2005	Purchase	Relational Coast Partners, L.P.	1,115
6/14/2005	Purchase	Relational Coast Partners, L.P.	1,115
6/15/2005	Purchase	Relational Coast Partners, L.P.	1,486
6/16/2005	Purchase	Relational Coast Partners, L.P.	1,115
6/17/2005	Purchase	Relational Coast Partners, L.P.	1,672
6/20/2005	Purchase	Relational Coast Partners, L.P.	1,569
7/5/2005	Purchase	Relational Coast Partners, L.P.	1,803
7/6/2005	Purchase	Relational Coast Partners, L.P.	1,503

7/7/2005	Purchase	Relational Coast Partners, L.P.	2,705
10/4/2005	Purchase	Relational Coast Partners, L.P.	551
10/5/2005	Purchase	Relational Coast Partners, L.P.	1,023
10/6/2005	Purchase	Relational Coast Partners, L.P.	675
10/7/2005	Purchase	Relational Coast Partners, L.P.	681
10/10/2005	Purchase	Relational Coast Partners, L.P.	123
6/3/2004	Purchase	Relational Fund Partners, L.P.	457
6/4/2004	Purchase	Relational Fund Partners, L.P.	873
6/7/2004	Purchase	Relational Fund Partners, L.P.	489
6/8/2004	Purchase	Relational Fund Partners, L.P.	698
6/9/2004	Purchase	Relational Fund Partners, L.P.	2,269
6/10/2004	Purchase	Relational Fund Partners, L.P.	2,793
6/14/2004	Purchase	Relational Fund Partners, L.P.	1,397
6/15/2004	Purchase	Relational Fund Partners, L.P.	1,397
6/16/2004	Purchase	Relational Fund Partners, L.P.	698
6/17/2004	Purchase	Relational Fund Partners, L.P.	698
6/18/2004	Purchase	Relational Fund Partners, L.P.	1,047
6/21/2004	Purchase	Relational Fund Partners, L.P.	2,444
6/22/2004	Purchase	Relational Fund Partners, L.P.	1,746
6/23/2004	Purchase	Relational Fund Partners, L.P.	1,397
6/24/2004	Purchase	Relational Fund Partners, L.P.	2,095
6/25/2004	Purchase	Relational Fund Partners, L.P.	2,095
6/28/2004	Purchase	Relational Fund Partners, L.P.	1,746
6/29/2004	Purchase	Relational Fund Partners, L.P.	1,397
6/30/2004	Purchase	Relational Fund Partners, L.P.	2,095
7/1/2004	Purchase	Relational Fund Partners, L.P.	1,766
7/2/2004	Purchase	Relational Fund Partners, L.P.	1,472
7/6/2004	Purchase	Relational Fund Partners, L.P.	1,325
7/7/2004	Purchase	Relational Fund Partners, L.P.	883
7/8/2004	Purchase	Relational Fund Partners, L.P.	1,178
7/9/2004	Purchase	Relational Fund Partners, L.P.	883
7/12/2004	Purchase	Relational Fund Partners, L.P.	953
7/13/2004	Purchase	Relational Fund Partners, L.P.	953
7/14/2004	Purchase	Relational Fund Partners, L.P.	1,017
7/15/2004	Purchase	Relational Fund Partners, L.P.	953
7/16/2004	Purchase	Relational Fund Partners, L.P.	1,271
7/19/2004	Purchase	Relational Fund Partners, L.P.	703
7/20/2004	Purchase	Relational Fund Partners, L.P.	635
7/21/2004	Purchase	Relational Fund Partners, L.P.	953
7/22/2004	Purchase	Relational Fund Partners, L.P.	512
7/29/2004	Purchase	Relational Fund Partners, L.P.	953
7/30/2004	Purchase	Relational Fund Partners, L.P.	2,002
9/8/2004	Purchase	Relational Fund Partners, L.P.	1,600
1/4/2005	Purchase	Relational Fund Partners, L.P.	2,533
1/5/2005	Purchase	Relational Fund Partners, L.P.	1,448
1/6/2005	Purchase	Relational Fund Partners, L.P.	1,809
1/7/2005	Purchase	Relational Fund Partners, L.P.	1,448
1/10/2005	Purchase	Relational Fund Partners, L.P.	1,086
1/11/2005	Purchase	Relational Fund Partners, L.P.	1,086

1/12/2005	Purchase	Relational Fund Partners, L.P.	1,448
1/13/2005	Purchase	Relational Fund Partners, L.P.	1,448
1/14/2005	Purchase	Relational Fund Partners, L.P.	1,448
1/18/2005	Purchase	Relational Fund Partners, L.P.	1,448
1/19/2005	Purchase	Relational Fund Partners, L.P.	1,448
1/20/2005	Purchase	Relational Fund Partners, L.P.	1,809
1/21/2005	Purchase	Relational Fund Partners, L.P.	1,809
1/24/2005	Purchase	Relational Fund Partners, L.P.	1,448
1/25/2005	Purchase	Relational Fund Partners, L.P.	1,809
1/26/2005	Purchase	Relational Fund Partners, L.P.	1,448
1/27/2005	Purchase	Relational Fund Partners, L.P.	1,448
1/28/2005	Purchase	Relational Fund Partners, L.P.	1,448
1/31/2005	Purchase	Relational Fund Partners, L.P.	1,448
2/1/2005	Purchase	Relational Fund Partners, L.P.	891
2/2/2005	Purchase	Relational Fund Partners, L.P.	1,145
2/3/2005	Purchase	Relational Fund Partners, L.P.	1,145
2/4/2005	Purchase	Relational Fund Partners, L.P.	1,018
2/7/2005	Purchase	Relational Fund Partners, L.P.	1,654
2/8/2005	Purchase	Relational Fund Partners, L.P.	1,272
2/9/2005	Purchase	Relational Fund Partners, L.P.	1,399
2/10/2005	Purchase	Relational Fund Partners, L.P.	1,399
2/11/2005	Purchase	Relational Fund Partners, L.P.	1,272
2/14/2005	Purchase	Relational Fund Partners, L.P.	1,246
2/15/2005	Purchase	Relational Fund Partners, L.P.	1,272
2/16/2005	Purchase	Relational Fund Partners, L.P.	732
5/25/2005	Purchase	Relational Fund Partners, L.P.	1,100
5/26/2005	Purchase	Relational Fund Partners, L.P.	1,100
5/27/2005	Purchase	Relational Fund Partners, L.P.	825
5/31/2005	Purchase	Relational Fund Partners, L.P.	916
6/1/2005	Purchase	Relational Fund Partners, L.P.	591
6/2/2005	Purchase	Relational Fund Partners, L.P.	697
6/3/2005	Purchase	Relational Fund Partners, L.P.	697
6/6/2005	Purchase	Relational Fund Partners, L.P.	558
6/7/2005	Purchase	Relational Fund Partners, L.P.	558
6/8/2005	Purchase	Relational Fund Partners, L.P.	567
6/9/2005	Purchase	Relational Fund Partners, L.P.	781
6/10/2005	Purchase	Relational Fund Partners, L.P.	493
6/13/2005	Purchase	Relational Fund Partners, L.P.	493
6/14/2005	Purchase	Relational Fund Partners, L.P.	493
6/15/2005	Purchase	Relational Fund Partners, L.P.	658
6/16/2005	Purchase	Relational Fund Partners, L.P.	493
6/17/2005	Purchase	Relational Fund Partners, L.P.	738
6/20/2005	Purchase	Relational Fund Partners, L.P.	693
7/5/2005	Purchase	Relational Fund Partners, L.P.	627
7/6/2005	Purchase	Relational Fund Partners, L.P.	522
7/7/2005	Purchase	Relational Fund Partners, L.P.	940
10/4/2005	Purchase	Relational Fund Partners, L.P.	15
10/5/2005	Purchase	Relational Fund Partners, L.P.	29
10/6/2005	Purchase	Relational Fund Partners, L.P.	19

10/7/2005	Purchase	Relational Fund Partners, L.P.	13
6/3/2004	Purchase	Relational Investors III, L.P.	836
6/4/2004	Purchase	Relational Investors III, L.P.	1,602
6/7/2004	Purchase	Relational Investors III, L.P.	897
6/8/2004	Purchase	Relational Investors III, L.P.	1,282
6/9/2004	Purchase	Relational Investors III, L.P.	4,166
6/10/2004	Purchase	Relational Investors III, L.P.	5,128
6/14/2004	Purchase	Relational Investors III, L.P.	2,564
6/15/2004	Purchase	Relational Investors III, L.P.	2,564
6/16/2004	Purchase	Relational Investors III, L.P.	1,282
6/17/2004	Purchase	Relational Investors III, L.P.	1,282
6/18/2004	Purchase	Relational Investors III, L.P.	1,923
6/21/2004	Purchase	Relational Investors III, L.P.	4,487
6/22/2004	Purchase	Relational Investors III, L.P.	3,205
6/23/2004	Purchase	Relational Investors III, L.P.	2,564
6/24/2004	Purchase	Relational Investors III, L.P.	3,846
6/25/2004	Purchase	Relational Investors III, L.P.	3,846
6/28/2004	Purchase	Relational Investors III, L.P.	3,205
6/29/2004	Purchase	Relational Investors III, L.P.	2,564
6/30/2004	Purchase	Relational Investors III, L.P.	3,846
7/1/2004	Purchase	Relational Investors III, L.P.	3,141
7/2/2004	Purchase	Relational Investors III, L.P.	2,618
7/6/2004	Purchase	Relational Investors III, L.P.	2,356
7/7/2004	Purchase	Relational Investors III, L.P.	1,570
7/8/2004	Purchase	Relational Investors III, L.P.	2,094
7/9/2004	Purchase	Relational Investors III, L.P.	1,570
7/12/2004	Purchase	Relational Investors III, L.P.	1,646
7/13/2004	Purchase	Relational Investors III, L.P.	1,646
7/14/2004	Purchase	Relational Investors III, L.P.	1,756
7/15/2004	Purchase	Relational Investors III, L.P.	1,646
7/16/2004	Purchase	Relational Investors III, L.P.	2,195
7/19/2004	Purchase	Relational Investors III, L.P.	1,214
7/20/2004	Purchase	Relational Investors III, L.P.	1,097
7/21/2004	Purchase	Relational Investors III, L.P.	1,646
7/22/2004	Purchase	Relational Investors III, L.P.	883
7/29/2004	Purchase	Relational Investors III, L.P.	1,646
7/30/2004	Purchase	Relational Investors III, L.P.	3,183
7/30/2004	Purchase	Relational Investors III, L.P.	274
1/4/2005	Purchase	Relational Investors III, L.P.	2,536
1/5/2005	Purchase	Relational Investors III, L.P.	1,449
1/6/2005	Purchase	Relational Investors III, L.P.	1,812
1/7/2005	Purchase	Relational Investors III, L.P.	1,449
1/10/2005	Purchase	Relational Investors III, L.P.	1,087
1/11/2005	Purchase	Relational Investors III, L.P.	1,087
1/12/2005	Purchase	Relational Investors III, L.P.	1,449
1/13/2005	Purchase	Relational Investors III, L.P.	1,449
1/14/2005	Purchase	Relational Investors III, L.P.	1,449
1/18/2005	Purchase	Relational Investors III, L.P.	1,449

Date	Transaction	Purchaser	Number of Shares
1/19/2005	Purchase	Relational Investors III, L.P.	1,449
1/20/2005	Purchase	Relational Investors III, L.P.	1,812
1/21/2005	Purchase	Relational Investors III, L.P.	1,812
1/24/2005	Purchase	Relational Investors III, L.P.	1,449
1/25/2005	Purchase	Relational Investors III, L.P.	1,812
1/26/2005	Purchase	Relational Investors III, L.P.	1,449
1/27/2005	Purchase	Relational Investors III, L.P.	1,449
1/28/2005	Purchase	Relational Investors III, L.P.	1,449
1/31/2005	Purchase	Relational Investors III, L.P.	1,449
2/1/2005	Purchase	Relational Investors III, L.P.	1,340
2/2/2005	Purchase	Relational Investors III, L.P.	1,722
2/3/2005	Purchase	Relational Investors III, L.P.	1,722
2/4/2005	Purchase	Relational Investors III, L.P.	1,531
2/7/2005	Purchase	Relational Investors III, L.P.	2,488
2/8/2005	Purchase	Relational Investors III, L.P.	1,914
2/9/2005	Purchase	Relational Investors III, L.P.	2,105
2/10/2005	Purchase	Relational Investors III, L.P.	2,105
2/11/2005	Purchase	Relational Investors III, L.P.	1,914
2/14/2005	Purchase	Relational Investors III, L.P.	1,874
2/15/2005	Purchase	Relational Investors III, L.P.	1,914
2/16/2005	Purchase	Relational Investors III, L.P.	1,101
4/1/2005	Purchase	Relational Investors III, L.P.	2,672
4/4/2005	Purchase	Relational Investors III, L.P.	2,338
4/5/2005	Purchase	Relational Investors III, L.P.	1,670
4/6/2005	Purchase	Relational Investors III, L.P.	2,338
4/7/2005	Purchase	Relational Investors III, L.P.	1,336
4/8/2005	Purchase	Relational Investors III, L.P.	2,338
4/11/2005	Purchase	Relational Investors III, L.P.	1,336
4/12/2005	Purchase	Relational Investors III, L.P.	2,004
4/13/2005	Purchase	Relational Investors III, L.P.	1,603
5/5/2005	Purchase	Relational Investors III, L.P.	513
5/6/2005	Purchase	Relational Investors III, L.P.	513
5/9/2005	Purchase	Relational Investors III, L.P.	231
5/11/2005	Purchase	Relational Investors III, L.P.	855
5/12/2005	Purchase	Relational Investors III, L.P.	684
5/13/2005	Purchase	Relational Investors III, L.P.	249
5/18/2005	Purchase	Relational Investors III, L.P.	6,341
5/19/2005	Purchase	Relational Investors III, L.P.	5,284
5/20/2005	Purchase	Relational Investors III, L.P.	6,341
5/23/2005	Purchase	Relational Investors III, L.P.	6,341
5/24/2005	Purchase	Relational Investors III, L.P.	5,774
5/25/2005	Purchase	Relational Investors III, L.P.	1,981
5/26/2005	Purchase	Relational Investors III, L.P.	1,981
5/27/2005	Purchase	Relational Investors III, L.P.	1,486
5/31/2005	Purchase	Relational Investors III, L.P.	1,651
6/1/2005	Purchase	Relational Investors III, L.P.	1,642
6/2/2005	Purchase	Relational Investors III, L.P.	1,940
6/3/2005	Purchase	Relational Investors III, L.P.	1,940
6/6/2005	Purchase	Relational Investors III, L.P.	1,552

6/7/2005	Purchase	Relational Investors III, L.P.	1,552
6/8/2005	Purchase	Relational Investors III, L.P.	1,577
6/9/2005	Purchase	Relational Investors III, L.P.	2,174
6/10/2005	Purchase	Relational Investors III, L.P.	1,374
6/13/2005	Purchase	Relational Investors III, L.P.	1,374
6/14/2005	Purchase	Relational Investors III, L.P.	1,374
6/15/2005	Purchase	Relational Investors III, L.P.	1,832
6/16/2005	Purchase	Relational Investors III, L.P.	1,374
6/17/2005	Purchase	Relational Investors III, L.P.	2,061
6/20/2005	Purchase	Relational Investors III, L.P.	1,933
7/5/2005	Purchase	Relational Investors III, L.P.	1,467
7/6/2005	Purchase	Relational Investors III, L.P.	1,223
7/7/2005	Purchase	Relational Investors III, L.P.	2,201
10/4/2005	Purchase	Relational Investors III, L.P.	2,196
10/5/2005	Purchase	Relational Investors III, L.P.	4,075
10/6/2005	Purchase	Relational Investors III, L.P.	2,145
5/5/2005	Purchase	Relational Investors IX, L.P.	102,206
5/6/2005	Purchase	Relational Investors IX, L.P.	102,206
5/9/2005	Purchase	Relational Investors IX, L.P.	45,989
5/11/2005	Purchase	Relational Investors IX, L.P.	170,345
5/12/2005	Purchase	Relational Investors IX, L.P.	136,275
5/13/2005	Purchase	Relational Investors IX, L.P.	49,652
5/18/2005	Purchase	Relational Investors IX, L.P.	200,487
5/19/2005	Purchase	Relational Investors IX, L.P.	167,072
5/20/2005	Purchase	Relational Investors IX, L.P.	200,487
5/23/2005	Purchase	Relational Investors IX, L.P.	200,487
5/24/2005	Purchase	Relational Investors IX, L.P.	182,561
5/25/2005	Purchase	Relational Investors IX, L.P.	56,205
5/26/2005	Purchase	Relational Investors IX, L.P.	56,205
5/27/2005	Purchase	Relational Investors IX, L.P.	42,153
5/31/2005	Purchase	Relational Investors IX, L.P.	46,837
6/1/2005	Purchase	Relational Investors IX, L.P.	27,248
6/2/2005	Purchase	Relational Investors IX, L.P.	32,192
6/3/2005	Purchase	Relational Investors IX, L.P.	32,192
6/6/2005	Purchase	Relational Investors IX, L.P.	25,754
6/7/2005	Purchase	Relational Investors IX, L.P.	25,754
6/8/2005	Purchase	Relational Investors IX, L.P.	22,948
6/3/2004	Purchase	Relational Investors LLC*	2,369
6/3/2004	Purchase	Relational Investors LLC*	2,936
6/3/2004	Purchase	Relational Investors LLC*	684
6/3/2004	Purchase	Relational Investors LLC*	93
6/3/2004	Purchase	Relational Investors LLC*	3
6/4/2004	Purchase	Relational Investors LLC*	3,424
6/4/2004	Purchase	Relational Investors LLC*	5,628
6/4/2004	Purchase	Relational Investors LLC*	1,311
6/4/2004	Purchase	Relational Investors LLC*	179
6/4/2004	Purchase	Relational Investors LLC*	6
6/7/2004	Purchase	Relational Investors LLC*	1,917
6/7/2004	Purchase	Relational Investors LLC*	3,152

6/7/2004	Purchase	Relational Investors LLC*	734
6/7/2004	Purchase	Relational Investors LLC*	100
6/7/2004	Purchase	Relational Investors LLC*	3
6/8/2004	Purchase	Relational Investors LLC*	2,739
6/8/2004	Purchase	Relational Investors LLC*	4,502
6/8/2004	Purchase	Relational Investors LLC*	1,049
6/8/2004	Purchase	Relational Investors LLC*	144
6/8/2004	Purchase	Relational Investors LLC*	5
6/9/2004	Purchase	Relational Investors LLC*	8,901
6/9/2004	Purchase	Relational Investors LLC*	14,633
6/9/2004	Purchase	Relational Investors LLC*	3,410
6/9/2004	Purchase	Relational Investors LLC*	463
6/9/2004	Purchase	Relational Investors LLC*	16
6/10/2004	Purchase	Relational Investors LLC*	10,955
6/10/2004	Purchase	Relational Investors LLC*	18,010
6/10/2004	Purchase	Relational Investors LLC*	4,196
6/10/2004	Purchase	Relational Investors LLC*	570
6/10/2004	Purchase	Relational Investors LLC*	19
6/14/2004	Purchase	Relational Investors LLC*	5,478
6/14/2004	Purchase	Relational Investors LLC*	9,005
6/14/2004	Purchase	Relational Investors LLC*	2,098
6/14/2004	Purchase	Relational Investors LLC*	283
6/14/2004	Purchase	Relational Investors LLC*	10
6/15/2004	Purchase	Relational Investors LLC*	5,478
6/15/2004	Purchase	Relational Investors LLC*	9,005
6/15/2004	Purchase	Relational Investors LLC*	2,098
6/15/2004	Purchase	Relational Investors LLC*	283
6/15/2004	Purchase	Relational Investors LLC*	10
6/16/2004	Purchase	Relational Investors LLC*	2,739
6/16/2004	Purchase	Relational Investors LLC*	4,502
6/16/2004	Purchase	Relational Investors LLC*	1,049
6/16/2004	Purchase	Relational Investors LLC*	144
6/16/2004	Purchase	Relational Investors LLC*	5
6/17/2004	Purchase	Relational Investors LLC*	2,739
6/17/2004	Purchase	Relational Investors LLC*	4,502
6/17/2004	Purchase	Relational Investors LLC*	1,049
6/17/2004	Purchase	Relational Investors LLC*	144
6/17/2004	Purchase	Relational Investors LLC*	5
6/18/2004	Purchase	Relational Investors LLC*	4,108
6/18/2004	Purchase	Relational Investors LLC*	6,754
6/18/2004	Purchase	Relational Investors LLC*	1,574
6/18/2004	Purchase	Relational Investors LLC*	215
6/18/2004	Purchase	Relational Investors LLC*	7
6/21/2004	Purchase	Relational Investors LLC*	9,586
6/21/2004	Purchase	Relational Investors LLC*	15,758
6/21/2004	Purchase	Relational Investors LLC*	3,672
6/21/2004	Purchase	Relational Investors LLC*	498
6/21/2004	Purchase	Relational Investors LLC*	17
6/22/2004	Purchase	Relational Investors LLC*	6,847

6/22/2004	Purchase	Relational Investors LLC*	11,256
6/22/2004	Purchase	Relational Investors LLC*	2,623
6/22/2004	Purchase	Relational Investors LLC*	357
6/22/2004	Purchase	Relational Investors LLC*	12
6/23/2004	Purchase	Relational Investors LLC*	5,478
6/23/2004	Purchase	Relational Investors LLC*	9,005
6/23/2004	Purchase	Relational Investors LLC*	2,098
6/23/2004	Purchase	Relational Investors LLC*	283
6/23/2004	Purchase	Relational Investors LLC*	10
6/24/2004	Purchase	Relational Investors LLC*	8,216
6/24/2004	Purchase	Relational Investors LLC*	13,507
6/24/2004	Purchase	Relational Investors LLC*	3,147
6/24/2004	Purchase	Relational Investors LLC*	428
6/24/2004	Purchase	Relational Investors LLC*	14
6/25/2004	Purchase	Relational Investors LLC*	8,216
6/25/2004	Purchase	Relational Investors LLC*	13,507
6/25/2004	Purchase	Relational Investors LLC*	3,147
6/25/2004	Purchase	Relational Investors LLC*	428
6/25/2004	Purchase	Relational Investors LLC*	14
6/28/2004	Purchase	Relational Investors LLC*	6,847
6/28/2004	Purchase	Relational Investors LLC*	11,256
6/28/2004	Purchase	Relational Investors LLC*	2,623
6/28/2004	Purchase	Relational Investors LLC*	357
6/28/2004	Purchase	Relational Investors LLC*	12
6/29/2004	Purchase	Relational Investors LLC*	5,478
6/29/2004	Purchase	Relational Investors LLC*	9,005
6/29/2004	Purchase	Relational Investors LLC*	2,098
6/29/2004	Purchase	Relational Investors LLC*	283
6/29/2004	Purchase	Relational Investors LLC*	10
6/30/2004	Purchase	Relational Investors LLC*	8,216
6/30/2004	Purchase	Relational Investors LLC*	13,507
6/30/2004	Purchase	Relational Investors LLC*	3,147
6/30/2004	Purchase	Relational Investors LLC*	428
6/30/2004	Purchase	Relational Investors LLC*	14
7/1/2004	Purchase	Relational Investors LLC*	7,756
7/1/2004	Purchase	Relational Investors LLC*	12,229
7/1/2004	Purchase	Relational Investors LLC*	2,842
7/1/2004	Purchase	Relational Investors LLC*	373
7/1/2004	Purchase	Relational Investors LLC*	13
7/2/2004	Purchase	Relational Investors LLC*	6,463
7/2/2004	Purchase	Relational Investors LLC*	10,191
7/2/2004	Purchase	Relational Investors LLC*	2,368
7/2/2004	Purchase	Relational Investors LLC*	310
7/2/2004	Purchase	Relational Investors LLC*	11
7/6/2004	Purchase	Relational Investors LLC*	5,817
7/6/2004	Purchase	Relational Investors LLC*	9,172
7/6/2004	Purchase	Relational Investors LLC*	2,131
7/6/2004	Purchase	Relational Investors LLC*	278
7/6/2004	Purchase	Relational Investors LLC*	9

7/7/2004	Purchase	Relational Investors LLC*	3,878
7/7/2004	Purchase	Relational Investors LLC*	6,115
7/7/2004	Purchase	Relational Investors LLC*	1,421
7/7/2004	Purchase	Relational Investors LLC*	187
7/7/2004	Purchase	Relational Investors LLC*	6
7/8/2004	Purchase	Relational Investors LLC*	5,170
7/8/2004	Purchase	Relational Investors LLC*	8,153
7/8/2004	Purchase	Relational Investors LLC*	1,894
7/8/2004	Purchase	Relational Investors LLC*	248
7/8/2004	Purchase	Relational Investors LLC*	8
7/9/2004	Purchase	Relational Investors LLC*	3,878
7/9/2004	Purchase	Relational Investors LLC*	6,115
7/9/2004	Purchase	Relational Investors LLC*	1,421
7/9/2004	Purchase	Relational Investors LLC*	187
7/9/2004	Purchase	Relational Investors LLC*	6
7/12/2004	Purchase	Relational Investors LLC*	4,214
7/12/2004	Purchase	Relational Investors LLC*	6,154
7/12/2004	Purchase	Relational Investors LLC*	1,541
7/12/2004	Purchase	Relational Investors LLC*	1,456
7/12/2004	Purchase	Relational Investors LLC*	14
7/13/2004	Purchase	Relational Investors LLC*	4,214
7/13/2004	Purchase	Relational Investors LLC*	6,154
7/13/2004	Purchase	Relational Investors LLC*	1,541
7/13/2004	Purchase	Relational Investors LLC*	1,456
7/13/2004	Purchase	Relational Investors LLC*	14
7/14/2004	Purchase	Relational Investors LLC*	4,495
7/14/2004	Purchase	Relational Investors LLC*	6,564
7/14/2004	Purchase	Relational Investors LLC*	1,644
7/14/2004	Purchase	Relational Investors LLC*	1,551
7/14/2004	Purchase	Relational Investors LLC*	15
7/15/2004	Purchase	Relational Investors LLC*	4,214
7/15/2004	Purchase	Relational Investors LLC*	6,154
7/15/2004	Purchase	Relational Investors LLC*	1,541
7/15/2004	Purchase	Relational Investors LLC*	1,456
7/15/2004	Purchase	Relational Investors LLC*	14
7/16/2004	Purchase	Relational Investors LLC*	5,619
7/16/2004	Purchase	Relational Investors LLC*	8,205
7/16/2004	Purchase	Relational Investors LLC*	2,055
7/16/2004	Purchase	Relational Investors LLC*	1,941
7/16/2004	Purchase	Relational Investors LLC*	18
7/19/2004	Purchase	Relational Investors LLC*	3,107
7/19/2004	Purchase	Relational Investors LLC*	4,537
7/19/2004	Purchase	Relational Investors LLC*	1,137
7/19/2004	Purchase	Relational Investors LLC*	1,073
7/19/2004	Purchase	Relational Investors LLC*	10
7/20/2004	Purchase	Relational Investors LLC*	2,810
7/20/2004	Purchase	Relational Investors LLC*	4,103
7/20/2004	Purchase	Relational Investors LLC*	1,028

Date	Transaction	Purchaser	Number of Shares
7/20/2004	Purchase	Relational Investors LLC*	971
7/20/2004	Purchase	Relational Investors LLC*	9
7/21/2004	Purchase	Relational Investors LLC*	4,214
7/21/2004	Purchase	Relational Investors LLC*	6,154
7/21/2004	Purchase	Relational Investors LLC*	1,541
7/21/2004	Purchase	Relational Investors LLC*	1,456
7/21/2004	Purchase	Relational Investors LLC*	14
7/22/2004	Purchase	Relational Investors LLC*	2,262
7/22/2004	Purchase	Relational Investors LLC*	3,303
7/22/2004	Purchase	Relational Investors LLC*	827
7/22/2004	Purchase	Relational Investors LLC*	781
7/22/2004	Purchase	Relational Investors LLC*	7
7/29/2004	Purchase	Relational Investors LLC*	4,214
7/29/2004	Purchase	Relational Investors LLC*	6,154
7/29/2004	Purchase	Relational Investors LLC*	1,541
7/29/2004	Purchase	Relational Investors LLC*	1,456
7/29/2004	Purchase	Relational Investors LLC*	14
7/30/2004	Purchase	Relational Investors LLC*	8,148
7/30/2004	Purchase	Relational Investors LLC*	702
7/30/2004	Purchase	Relational Investors LLC*	11,897
7/30/2004	Purchase	Relational Investors LLC*	1,026
7/30/2004	Purchase	Relational Investors LLC*	2,980
7/30/2004	Purchase	Relational Investors LLC*	257
7/30/2004	Purchase	Relational Investors LLC*	2,812
7/30/2004	Purchase	Relational Investors LLC*	244
7/30/2004	Purchase	Relational Investors LLC*	27
7/30/2004	Purchase	Relational Investors LLC*	2
9/2/2004	Purchase	Relational Investors LLC*	100,000
9/3/2004	Purchase	Relational Investors LLC*	100,000
9/7/2004	Purchase	Relational Investors LLC*	54,300
1/4/2005	Purchase	Relational Investors LLC*	18,009
1/4/2005	Purchase	Relational Investors LLC*	21,972
1/4/2005	Purchase	Relational Investors LLC*	3,295
1/4/2005	Purchase	Relational Investors LLC*	1,396
1/4/2005	Purchase	Relational Investors LLC*	36
1/5/2005	Purchase	Relational Investors LLC*	10,291
1/5/2005	Purchase	Relational Investors LLC*	12,556
1/5/2005	Purchase	Relational Investors LLC*	1,883
1/5/2005	Purchase	Relational Investors LLC*	798
1/5/2005	Purchase	Relational Investors LLC*	20
1/6/2005	Purchase	Relational Investors LLC*	12,864
1/6/2005	Purchase	Relational Investors LLC*	15,695
1/6/2005	Purchase	Relational Investors LLC*	2,354
1/6/2005	Purchase	Relational Investors LLC*	996
1/6/2005	Purchase	Relational Investors LLC*	25
1/7/2005	Purchase	Relational Investors LLC*	10,291
1/7/2005	Purchase	Relational Investors LLC*	12,556
1/7/2005	Purchase	Relational Investors LLC*	1,883
1/7/2005	Purchase	Relational Investors LLC*	798

1/7/2005	Purchase	Relational Investors LLC*	20
1/10/2005	Purchase	Relational Investors LLC*	7,718
1/10/2005	Purchase	Relational Investors LLC*	9,417
1/10/2005	Purchase	Relational Investors LLC*	1,412
1/10/2005	Purchase	Relational Investors LLC*	597
1/10/2005	Purchase	Relational Investors LLC*	15
1/11/2005	Purchase	Relational Investors LLC*	7,718
1/11/2005	Purchase	Relational Investors LLC*	9,417
1/11/2005	Purchase	Relational Investors LLC*	1,412
1/11/2005	Purchase	Relational Investors LLC*	597
1/11/2005	Purchase	Relational Investors LLC*	15
1/12/2005	Purchase	Relational Investors LLC*	10,291
1/12/2005	Purchase	Relational Investors LLC*	12,556
1/12/2005	Purchase	Relational Investors LLC*	1,883
1/12/2005	Purchase	Relational Investors LLC*	798
1/12/2005	Purchase	Relational Investors LLC*	20
1/13/2005	Purchase	Relational Investors LLC*	10,291
1/13/2005	Purchase	Relational Investors LLC*	12,556
1/13/2005	Purchase	Relational Investors LLC*	1,883
1/13/2005	Purchase	Relational Investors LLC*	798
1/13/2005	Purchase	Relational Investors LLC*	20
1/14/2005	Purchase	Relational Investors LLC*	10,291
1/14/2005	Purchase	Relational Investors LLC*	12,556
1/14/2005	Purchase	Relational Investors LLC*	1,883
1/14/2005	Purchase	Relational Investors LLC*	798
1/14/2005	Purchase	Relational Investors LLC*	20
1/18/2005	Purchase	Relational Investors LLC*	10,291
1/18/2005	Purchase	Relational Investors LLC*	12,556
1/18/2005	Purchase	Relational Investors LLC*	1,883
1/18/2005	Purchase	Relational Investors LLC*	798
1/18/2005	Purchase	Relational Investors LLC*	20
1/19/2005	Purchase	Relational Investors LLC*	10,291
1/19/2005	Purchase	Relational Investors LLC*	12,556
1/19/2005	Purchase	Relational Investors LLC*	1,883
1/19/2005	Purchase	Relational Investors LLC*	798
1/19/2005	Purchase	Relational Investors LLC*	20
1/20/2005	Purchase	Relational Investors LLC*	12,864
1/20/2005	Purchase	Relational Investors LLC*	15,695
1/20/2005	Purchase	Relational Investors LLC*	2,354
1/20/2005	Purchase	Relational Investors LLC*	996
1/20/2005	Purchase	Relational Investors LLC*	25
1/21/2005	Purchase	Relational Investors LLC*	12,864
1/21/2005	Purchase	Relational Investors LLC*	15,695
1/21/2005	Purchase	Relational Investors LLC*	2,354
1/21/2005	Purchase	Relational Investors LLC*	996
1/21/2005	Purchase	Relational Investors LLC*	25
1/24/2005	Purchase	Relational Investors LLC*	10,291
1/24/2005	Purchase	Relational Investors LLC*	12,556
1/24/2005	Purchase	Relational Investors LLC*	1,883

1/24/2005	Purchase	Relational Investors LLC*	798
1/24/2005	Purchase	Relational Investors LLC*	20
1/25/2005	Purchase	Relational Investors LLC*	12,864
1/25/2005	Purchase	Relational Investors LLC*	15,695
1/25/2005	Purchase	Relational Investors LLC*	2,354
1/25/2005	Purchase	Relational Investors LLC*	996
1/25/2005	Purchase	Relational Investors LLC*	25
1/26/2005	Purchase	Relational Investors LLC*	10,291
1/26/2005	Purchase	Relational Investors LLC*	12,556
1/26/2005	Purchase	Relational Investors LLC*	1,883
1/26/2005	Purchase	Relational Investors LLC*	798
1/26/2005	Purchase	Relational Investors LLC*	20
1/27/2005	Purchase	Relational Investors LLC*	10,291
1/27/2005	Purchase	Relational Investors LLC*	12,556
1/27/2005	Purchase	Relational Investors LLC*	1,883
1/27/2005	Purchase	Relational Investors LLC*	798
1/27/2005	Purchase	Relational Investors LLC*	20
1/28/2005	Purchase	Relational Investors LLC*	10,291
1/28/2005	Purchase	Relational Investors LLC*	12,556
1/28/2005	Purchase	Relational Investors LLC*	1,883
1/28/2005	Purchase	Relational Investors LLC*	798
1/28/2005	Purchase	Relational Investors LLC*	20
1/31/2005	Purchase	Relational Investors LLC*	10,291
1/31/2005	Purchase	Relational Investors LLC*	12,556
1/31/2005	Purchase	Relational Investors LLC*	1,883
1/31/2005	Purchase	Relational Investors LLC*	798
1/31/2005	Purchase	Relational Investors LLC*	20
2/1/2005	Purchase	Relational Investors LLC*	8,382
2/1/2005	Purchase	Relational Investors LLC*	10,569
2/1/2005	Purchase	Relational Investors LLC*	1,588
2/1/2005	Purchase	Relational Investors LLC*	669
2/1/2005	Purchase	Relational Investors LLC*	17
2/2/2005	Purchase	Relational Investors LLC*	10,777
2/2/2005	Purchase	Relational Investors LLC*	13,589
2/2/2005	Purchase	Relational Investors LLC*	2,042
2/2/2005	Purchase	Relational Investors LLC*	858
2/2/2005	Purchase	Relational Investors LLC*	22
2/3/2005	Purchase	Relational Investors LLC*	10,777
2/3/2005	Purchase	Relational Investors LLC*	13,589
2/3/2005	Purchase	Relational Investors LLC*	2,042
2/3/2005	Purchase	Relational Investors LLC*	858
2/3/2005	Purchase	Relational Investors LLC*	22
2/4/2005	Purchase	Relational Investors LLC*	9,580
2/4/2005	Purchase	Relational Investors LLC*	12,079
2/4/2005	Purchase	Relational Investors LLC*	1,815
2/4/2005	Purchase	Relational Investors LLC*	762
2/4/2005	Purchase	Relational Investors LLC*	20
2/7/2005	Purchase	Relational Investors LLC*	15,567
2/7/2005	Purchase	Relational Investors LLC*	19,628

2/7/2005	Purchase	Relational Investors LLC*	2,949
2/7/2005	Purchase	Relational Investors LLC*	1,241
2/7/2005	Purchase	Relational Investors LLC*	32
2/8/2005	Purchase	Relational Investors LLC*	11,975
2/8/2005	Purchase	Relational Investors LLC*	15,099
2/8/2005	Purchase	Relational Investors LLC*	2,269
2/8/2005	Purchase	Relational Investors LLC*	955
2/8/2005	Purchase	Relational Investors LLC*	24
2/9/2005	Purchase	Relational Investors LLC*	13,172
2/9/2005	Purchase	Relational Investors LLC*	16,608
2/9/2005	Purchase	Relational Investors LLC*	2,496
2/9/2005	Purchase	Relational Investors LLC*	1,051
2/9/2005	Purchase	Relational Investors LLC*	27
2/10/2005	Purchase	Relational Investors LLC*	13,172
2/10/2005	Purchase	Relational Investors LLC*	16,608
2/10/2005	Purchase	Relational Investors LLC*	2,496
2/10/2005	Purchase	Relational Investors LLC*	1,051
2/10/2005	Purchase	Relational Investors LLC*	27
2/11/2005	Purchase	Relational Investors LLC*	11,975
2/11/2005	Purchase	Relational Investors LLC*	15,099
2/11/2005	Purchase	Relational Investors LLC*	2,269
2/11/2005	Purchase	Relational Investors LLC*	955
2/11/2005	Purchase	Relational Investors LLC*	24
2/14/2005	Purchase	Relational Investors LLC*	11,725
2/14/2005	Purchase	Relational Investors LLC*	14,784
2/14/2005	Purchase	Relational Investors LLC*	2,222
2/14/2005	Purchase	Relational Investors LLC*	934
2/14/2005	Purchase	Relational Investors LLC*	24
2/15/2005	Purchase	Relational Investors LLC*	11,975
2/15/2005	Purchase	Relational Investors LLC*	15,099
2/15/2005	Purchase	Relational Investors LLC*	2,269
2/15/2005	Purchase	Relational Investors LLC*	955
2/15/2005	Purchase	Relational Investors LLC*	24
2/16/2005	Purchase	Relational Investors LLC*	6,888
2/16/2005	Purchase	Relational Investors LLC*	8,685
2/16/2005	Purchase	Relational Investors LLC*	1,305
2/16/2005	Purchase	Relational Investors LLC*	548
2/16/2005	Purchase	Relational Investors LLC*	14
4/1/2005	Purchase	Relational Investors LLC*	159,537
4/4/2005	Purchase	Relational Investors LLC*	139,595
4/5/2005	Purchase	Relational Investors LLC*	99,710
4/6/2005	Purchase	Relational Investors LLC*	139,595
4/7/2005	Purchase	Relational Investors LLC*	79,768
4/8/2005	Purchase	Relational Investors LLC*	139,595
4/11/2005	Purchase	Relational Investors LLC*	79,768
4/12/2005	Purchase	Relational Investors LLC*	119,653
4/13/2005	Purchase	Relational Investors LLC*	95,719
5/25/2005	Purchase	Relational Investors LLC*	39,441
5/25/2005	Purchase	Relational Investors LLC*	12,621

5/25/2005	Purchase	Relational Investors LLC*	1,990
5/25/2005	Purchase	Relational Investors LLC*	867
5/25/2005	Purchase	Relational Investors LLC*	21
5/26/2005	Purchase	Relational Investors LLC*	39,441
5/26/2005	Purchase	Relational Investors LLC*	12,621
5/26/2005	Purchase	Relational Investors LLC*	1,990
5/26/2005	Purchase	Relational Investors LLC*	867
5/26/2005	Purchase	Relational Investors LLC*	21
5/27/2005	Purchase	Relational Investors LLC*	29,581
5/27/2005	Purchase	Relational Investors LLC*	9,466
5/27/2005	Purchase	Relational Investors LLC*	1,493
5/27/2005	Purchase	Relational Investors LLC*	652
5/27/2005	Purchase	Relational Investors LLC*	16
5/31/2005	Purchase	Relational Investors LLC*	32,867
5/31/2005	Purchase	Relational Investors LLC*	10,517
5/31/2005	Purchase	Relational Investors LLC*	1,659
5/31/2005	Purchase	Relational Investors LLC*	724
5/31/2005	Purchase	Relational Investors LLC*	17
6/1/2005	Purchase	Relational Investors LLC*	22,091
6/1/2005	Purchase	Relational Investors LLC*	6,924
6/1/2005	Purchase	Relational Investors LLC*	1,118
6/1/2005	Purchase	Relational Investors LLC*	473
6/1/2005	Purchase	Relational Investors LLC*	11
6/2/2005	Purchase	Relational Investors LLC*	26,101
6/2/2005	Purchase	Relational Investors LLC*	8,181
6/2/2005	Purchase	Relational Investors LLC*	1,321
6/2/2005	Purchase	Relational Investors LLC*	559
6/2/2005	Purchase	Relational Investors LLC*	13
6/3/2005	Purchase	Relational Investors LLC*	26,101
6/3/2005	Purchase	Relational Investors LLC*	8,181
6/3/2005	Purchase	Relational Investors LLC*	1,321
6/3/2005	Purchase	Relational Investors LLC*	559
6/3/2005	Purchase	Relational Investors LLC*	13
6/6/2005	Purchase	Relational Investors LLC*	20,881
6/6/2005	Purchase	Relational Investors LLC*	6,545
6/6/2005	Purchase	Relational Investors LLC*	1,057
6/6/2005	Purchase	Relational Investors LLC*	447
6/6/2005	Purchase	Relational Investors LLC*	10
6/7/2005	Purchase	Relational Investors LLC*	20,880
6/7/2005	Purchase	Relational Investors LLC*	6,545
6/7/2005	Purchase	Relational Investors LLC*	1,057
6/7/2005	Purchase	Relational Investors LLC*	447
6/7/2005	Purchase	Relational Investors LLC*	10
6/8/2005	Purchase	Relational Investors LLC*	21,217
6/8/2005	Purchase	Relational Investors LLC*	6,650
6/8/2005	Purchase	Relational Investors LLC*	1,074
6/8/2005	Purchase	Relational Investors LLC*	455
6/8/2005	Purchase	Relational Investors LLC*	11

Date	Transaction	Purchaser	Number of Shares
6/9/2005	Purchase	Relational Investors LLC*	29,398
6/9/2005	Purchase	Relational Investors LLC*	9,200
6/9/2005	Purchase	Relational Investors LLC*	1,451
6/9/2005	Purchase	Relational Investors LLC*	621
6/9/2005	Purchase	Relational Investors LLC*	15
6/10/2005	Purchase	Relational Investors LLC*	18,581
6/10/2005	Purchase	Relational Investors LLC*	5,815
6/10/2005	Purchase	Relational Investors LLC*	917
6/10/2005	Purchase	Relational Investors LLC*	392
6/10/2005	Purchase	Relational Investors LLC*	9
6/13/2005	Purchase	Relational Investors LLC*	18,581
6/13/2005	Purchase	Relational Investors LLC*	5,815
6/13/2005	Purchase	Relational Investors LLC*	917
6/13/2005	Purchase	Relational Investors LLC*	392
6/13/2005	Purchase	Relational Investors LLC*	9
6/14/2005	Purchase	Relational Investors LLC*	18,581
6/14/2005	Purchase	Relational Investors LLC*	5,815
6/14/2005	Purchase	Relational Investors LLC*	917
6/14/2005	Purchase	Relational Investors LLC*	392
6/14/2005	Purchase	Relational Investors LLC*	9
6/15/2005	Purchase	Relational Investors LLC*	24,774
6/15/2005	Purchase	Relational Investors LLC*	7,753
6/15/2005	Purchase	Relational Investors LLC*	1,223
6/15/2005	Purchase	Relational Investors LLC*	523
6/15/2005	Purchase	Relational Investors LLC*	12
6/16/2005	Purchase	Relational Investors LLC*	18,581
6/16/2005	Purchase	Relational Investors LLC*	5,815
6/16/2005	Purchase	Relational Investors LLC*	917
6/16/2005	Purchase	Relational Investors LLC*	392
6/16/2005	Purchase	Relational Investors LLC*	9
6/17/2005	Purchase	Relational Investors LLC*	27,871
6/17/2005	Purchase	Relational Investors LLC*	8,722
6/17/2005	Purchase	Relational Investors LLC*	1,376
6/17/2005	Purchase	Relational Investors LLC*	588
6/17/2005	Purchase	Relational Investors LLC*	14
6/20/2005	Purchase	Relational Investors LLC*	26,149
6/20/2005	Purchase	Relational Investors LLC*	8,183
6/20/2005	Purchase	Relational Investors LLC*	1,291
6/20/2005	Purchase	Relational Investors LLC*	552
6/20/2005	Purchase	Relational Investors LLC*	13
7/5/2005	Purchase	Relational Investors LLC*	20,796
7/5/2005	Purchase	Relational Investors LLC*	6,876
7/5/2005	Purchase	Relational Investors LLC*	1,048
7/5/2005	Purchase	Relational Investors LLC*	462
7/5/2005	Purchase	Relational Investors LLC*	11
7/6/2005	Purchase	Relational Investors LLC*	17,330
7/6/2005	Purchase	Relational Investors LLC*	5,730
7/6/2005	Purchase	Relational Investors LLC*	873
7/6/2005	Purchase	Relational Investors LLC*	385

7/6/2005	Purchase	Relational Investors LLC*	9
7/7/2005	Purchase	Relational Investors LLC*	31,194
7/7/2005	Purchase	Relational Investors LLC*	10,314
7/7/2005	Purchase	Relational Investors LLC*	1,571
7/7/2005	Purchase	Relational Investors LLC*	692
7/7/2005	Purchase	Relational Investors LLC*	16
10/4/2005	Purchase	Relational Investors LLC*	11,968
10/4/2005	Purchase	Relational Investors LLC*	1,335
10/4/2005	Purchase	Relational Investors LLC*	903
10/4/2005	Purchase	Relational Investors LLC*	19
10/5/2005	Purchase	Relational Investors LLC*	22,211
10/5/2005	Purchase	Relational Investors LLC*	2,478
10/5/2005	Purchase	Relational Investors LLC*	800
10/5/2005	Purchase	Relational Investors LLC*	36
10/6/2005	Purchase	Relational Investors LLC*	14,662
10/6/2005	Purchase	Relational Investors LLC*	1,636
10/6/2005	Purchase	Relational Investors LLC*	24
10/7/2005	Purchase	Relational Investors LLC*	14,789
10/7/2005	Purchase	Relational Investors LLC*	1,650
10/7/2005	Purchase	Relational Investors LLC*	24
10/10/2005	Purchase	Relational Investors LLC*	11,857
10/10/2005	Purchase	Relational Investors LLC*	1,323
10/10/2005	Purchase	Relational Investors LLC*	12
10/11/2005	Purchase	Relational Investors LLC*	14,831
10/11/2005	Purchase	Relational Investors LLC*	1,655
10/12/2005	Purchase	Relational Investors LLC*	14,831
10/12/2005	Purchase	Relational Investors LLC*	1,655
10/13/2005	Purchase	Relational Investors LLC*	17,798
10/13/2005	Purchase	Relational Investors LLC*	1,986
10/14/2005	Purchase	Relational Investors LLC*	26,145
10/14/2005	Purchase	Relational Investors LLC*	2,917
6/4/2004	Purchase	Relational Investors VIII, L.P.	52,388
6/7/2004	Purchase	Relational Investors VIII, L.P.	29,337
6/8/2004	Purchase	Relational Investors VIII, L.P.	41,910
6/9/2004	Purchase	Relational Investors VIII, L.P.	136,208
6/10/2004	Purchase	Relational Investors VIII, L.P.	167,641
6/14/2004	Purchase	Relational Investors VIII, L.P.	83,821
6/15/2004	Purchase	Relational Investors VIII, L.P.	83,821
6/16/2004	Purchase	Relational Investors VIII, L.P.	41,910
6/17/2004	Purchase	Relational Investors VIII, L.P.	41,910
6/18/2004	Purchase	Relational Investors VIII, L.P.	62,865
6/21/2004	Purchase	Relational Investors VIII, L.P.	146,686
6/22/2004	Purchase	Relational Investors VIII, L.P.	104,776
6/23/2004	Purchase	Relational Investors VIII, L.P.	83,821
6/24/2004	Purchase	Relational Investors VIII, L.P.	125,731
6/25/2004	Purchase	Relational Investors VIII, L.P.	125,731
6/28/2004	Purchase	Relational Investors VIII, L.P.	104,776
6/29/2004	Purchase	Relational Investors VIII, L.P.	83,821
6/30/2004	Purchase	Relational Investors VIII, L.P.	125,731

7/1/2004	Purchase	Relational Investors VIII, L.P.	109,168
7/2/2004	Purchase	Relational Investors VIII, L.P.	90,973
7/6/2004	Purchase	Relational Investors VIII, L.P.	81,876
7/7/2004	Purchase	Relational Investors VIII, L.P.	54,584
7/8/2004	Purchase	Relational Investors VIII, L.P.	72,779
7/9/2004	Purchase	Relational Investors VIII, L.P.	54,584
7/12/2004	Purchase	Relational Investors VIII, L.P.	57,966
7/13/2004	Purchase	Relational Investors VIII, L.P.	57,966
7/14/2004	Purchase	Relational Investors VIII, L.P.	61,831
7/15/2004	Purchase	Relational Investors VIII, L.P.	57,966
7/16/2004	Purchase	Relational Investors VIII, L.P.	77,288
7/19/2004	Purchase	Relational Investors VIII, L.P.	42,740
7/20/2004	Purchase	Relational Investors VIII, L.P.	38,644
7/21/2004	Purchase	Relational Investors VIII, L.P.	57,966
7/22/2004	Purchase	Relational Investors VIII, L.P.	31,109
7/29/2004	Purchase	Relational Investors VIII, L.P.	57,966
7/30/2004	Purchase	Relational Investors VIII, L.P.	112,068
7/30/2004	Purchase	Relational Investors VIII, L.P.	9,661
1/4/2005	Purchase	Relational Investors VIII, L.P.	54,959
1/5/2005	Purchase	Relational Investors VIII, L.P.	31,405
1/6/2005	Purchase	Relational Investors VIII, L.P.	39,257
1/7/2005	Purchase	Relational Investors VIII, L.P.	31,405
1/10/2005	Purchase	Relational Investors VIII, L.P.	23,554
1/11/2005	Purchase	Relational Investors VIII, L.P.	23,554
1/12/2005	Purchase	Relational Investors VIII, L.P.	31,405
1/13/2005	Purchase	Relational Investors VIII, L.P.	31,405
1/14/2005	Purchase	Relational Investors VIII, L.P.	31,405
1/18/2005	Purchase	Relational Investors VIII, L.P.	31,405
1/19/2005	Purchase	Relational Investors VIII, L.P.	31,405
1/20/2005	Purchase	Relational Investors VIII, L.P.	39,257
1/21/2005	Purchase	Relational Investors VIII, L.P.	39,257
1/24/2005	Purchase	Relational Investors VIII, L.P.	31,405
1/25/2005	Purchase	Relational Investors VIII, L.P.	39,257
1/26/2005	Purchase	Relational Investors VIII, L.P.	31,405
1/27/2005	Purchase	Relational Investors VIII, L.P.	31,405
1/28/2005	Purchase	Relational Investors VIII, L.P.	31,405
1/31/2005	Purchase	Relational Investors VIII, L.P.	31,405
2/1/2005	Purchase	Relational Investors VIII, L.P.	26,529
2/2/2005	Purchase	Relational Investors VIII, L.P.	34,108
2/3/2005	Purchase	Relational Investors VIII, L.P.	34,108
2/4/2005	Purchase	Relational Investors VIII, L.P.	30,318
2/7/2005	Purchase	Relational Investors VIII, L.P.	49,267
2/8/2005	Purchase	Relational Investors VIII, L.P.	37,898
2/9/2005	Purchase	Relational Investors VIII, L.P.	41,688
2/10/2005	Purchase	Relational Investors VIII, L.P.	41,688
2/11/2005	Purchase	Relational Investors VIII, L.P.	37,898
2/14/2005	Purchase	Relational Investors VIII, L.P.	37,110
2/15/2005	Purchase	Relational Investors VIII, L.P.	37,898
2/16/2005	Purchase	Relational Investors VIII, L.P.	21,799

6/1/2005	Purchase	Relational Investors VIII, L.P.	50,615
6/2/2005	Purchase	Relational Investors VIII, L.P.	59,800
6/3/2005	Purchase	Relational Investors VIII, L.P.	59,800
6/6/2005	Purchase	Relational Investors VIII, L.P.	47,840
6/7/2005	Purchase	Relational Investors VIII, L.P.	47,840
6/8/2005	Purchase	Relational Investors VIII, L.P.	48,612
6/9/2005	Purchase	Relational Investors VIII, L.P.	66,049
6/10/2005	Purchase	Relational Investors VIII, L.P.	41,745
6/13/2005	Purchase	Relational Investors VIII, L.P.	41,745
6/14/2005	Purchase	Relational Investors VIII, L.P.	41,745
6/15/2005	Purchase	Relational Investors VIII, L.P.	55,660
6/16/2005	Purchase	Relational Investors VIII, L.P.	41,745
6/17/2005	Purchase	Relational Investors VIII, L.P.	62,618
6/20/2005	Purchase	Relational Investors VIII, L.P.	58,748
7/5/2005	Purchase	Relational Investors VIII, L.P.	48,003
7/6/2005	Purchase	Relational Investors VIII, L.P.	40,003
7/7/2005	Purchase	Relational Investors VIII, L.P.	72,005
10/1/2004	Purchase	Relational Investors X, L.P.	21,855
10/4/2004	Purchase	Relational Investors X, L.P.	40,419
11/1/2004	Purchase	Relational Investors X, L.P.	50,331
11/2/2004	Purchase	Relational Investors X, L.P.	52,143
1/3/2005	Purchase	Relational Investors X, L.P.	15,108
1/4/2005	Purchase	Relational Investors X, L.P.	11,082
1/5/2005	Purchase	Relational Investors X, L.P.	6,332
1/6/2005	Purchase	Relational Investors X, L.P.	7,915
1/7/2005	Purchase	Relational Investors X, L.P.	6,332
1/10/2005	Purchase	Relational Investors X, L.P.	4,749
1/11/2005	Purchase	Relational Investors X, L.P.	4,749
1/12/2005	Purchase	Relational Investors X, L.P.	6,332
1/13/2005	Purchase	Relational Investors X, L.P.	6,332
1/14/2005	Purchase	Relational Investors X, L.P.	6,332
1/18/2005	Purchase	Relational Investors X, L.P.	6,332
1/19/2005	Purchase	Relational Investors X, L.P.	6,332
1/20/2005	Purchase	Relational Investors X, L.P.	7,915
1/21/2005	Purchase	Relational Investors X, L.P.	7,915
1/24/2005	Purchase	Relational Investors X, L.P.	6,332
1/25/2005	Purchase	Relational Investors X, L.P.	7,915
1/26/2005	Purchase	Relational Investors X, L.P.	6,332
1/27/2005	Purchase	Relational Investors X, L.P.	6,332
1/28/2005	Purchase	Relational Investors X, L.P.	6,332
1/31/2005	Purchase	Relational Investors X, L.P.	6,332
2/1/2005	Purchase	Relational Investors X, L.P.	6,522
2/2/2005	Purchase	Relational Investors X, L.P.	8,386
2/3/2005	Purchase	Relational Investors X, L.P.	8,386
2/4/2005	Purchase	Relational Investors X, L.P.	7,454
2/7/2005	Purchase	Relational Investors X, L.P.	12,113
2/8/2005	Purchase	Relational Investors X, L.P.	9,318
2/9/2005	Purchase	Relational Investors X, L.P.	10,249
2/10/2005	Purchase	Relational Investors X, L.P.	10,249

2/11/2005	Purchase	Relational Investors X, L.P.	9,318
2/14/2005	Purchase	Relational Investors X, L.P.	9,124
2/15/2005	Purchase	Relational Investors X, L.P.	9,318
2/16/2005	Purchase	Relational Investors X, L.P.	5,360
4/21/2005	Purchase	Relational Investors X, L.P.	87,053
5/5/2005	Purchase	Relational Investors X, L.P.	2,549
5/6/2005	Purchase	Relational Investors X, L.P.	2,549
5/9/2005	Purchase	Relational Investors X, L.P.	1,147
5/11/2005	Purchase	Relational Investors X, L.P.	4,248
5/12/2005	Purchase	Relational Investors X, L.P.	3,399
5/13/2005	Purchase	Relational Investors X, L.P.	1,238
5/18/2005	Purchase	Relational Investors X, L.P.	5,428
5/19/2005	Purchase	Relational Investors X, L.P.	4,524
5/20/2005	Purchase	Relational Investors X, L.P.	5,428
5/23/2005	Purchase	Relational Investors X, L.P.	5,428
5/24/2005	Purchase	Relational Investors X, L.P.	4,943
5/25/2005	Purchase	Relational Investors X, L.P.	12,958
5/26/2005	Purchase	Relational Investors X, L.P.	12,958
5/27/2005	Purchase	Relational Investors X, L.P.	9,718
5/31/2005	Purchase	Relational Investors X, L.P.	10,798
6/1/2005	Purchase	Relational Investors X, L.P.	8,679
6/2/2005	Purchase	Relational Investors X, L.P.	10,254
6/3/2005	Purchase	Relational Investors X, L.P.	10,254
6/6/2005	Purchase	Relational Investors X, L.P.	8,203
6/7/2005	Purchase	Relational Investors X, L.P.	8,203
6/8/2005	Purchase	Relational Investors X, L.P.	8,335
6/9/2005	Purchase	Relational Investors X, L.P.	11,463
6/10/2005	Purchase	Relational Investors X, L.P.	7,245
6/13/2005	Purchase	Relational Investors X, L.P.	7,245
6/14/2005	Purchase	Relational Investors X, L.P.	7,245
6/15/2005	Purchase	Relational Investors X, L.P.	9,660
6/16/2005	Purchase	Relational Investors X, L.P.	7,245
6/17/2005	Purchase	Relational Investors X, L.P.	10,868
6/20/2005	Purchase	Relational Investors X, L.P.	10,196
7/5/2005	Purchase	Relational Investors X, L.P.	13,282
7/6/2005	Purchase	Relational Investors X, L.P.	11,068
7/7/2005	Purchase	Relational Investors X, L.P.	19,924
10/4/2005	Purchase	Relational Investors X, L.P.	121,076
10/5/2005	Purchase	Relational Investors X, L.P.	224,701
10/6/2005	Purchase	Relational Investors X, L.P.	148,322
10/7/2005	Purchase	Relational Investors X, L.P.	149,608
10/10/2005	Purchase	Relational Investors X, L.P.	119,952
10/11/2005	Purchase	Relational Investors X, L.P.	150,041
10/12/2005	Purchase	Relational Investors X, L.P.	150,041
10/13/2005	Purchase	Relational Investors X, L.P.	180,048
10/14/2005	Purchase	Relational Investors X, L.P.	48,787
9/21/2004	Purchase	Relational Investors XI, L.P.	214,000
11/1/2004	Purchase	Relational Investors XI, L.P.	24,669

Date	Transaction	Purchaser	Number of Shares
11/2/2004	Purchase	Relational Investors XI, L.P.	25,557
1/3/2005	Purchase	Relational Investors XI, L.P.	32,707
1/4/2005	Purchase	Relational Investors XI, L.P.	17,303
1/5/2005	Purchase	Relational Investors XI, L.P.	9,887
1/6/2005	Purchase	Relational Investors XI, L.P.	12,359
1/7/2005	Purchase	Relational Investors XI, L.P.	9,887
1/10/2005	Purchase	Relational Investors XI, L.P.	7,416
1/11/2005	Purchase	Relational Investors XI, L.P.	7,416
1/12/2005	Purchase	Relational Investors XI, L.P.	9,887
1/13/2005	Purchase	Relational Investors XI, L.P.	9,887
1/14/2005	Purchase	Relational Investors XI, L.P.	9,887
1/18/2005	Purchase	Relational Investors XI, L.P.	9,887
1/19/2005	Purchase	Relational Investors XI, L.P.	9,887
1/20/2005	Purchase	Relational Investors XI, L.P.	12,359
1/21/2005	Purchase	Relational Investors XI, L.P.	12,359
1/24/2005	Purchase	Relational Investors XI, L.P.	9,887
1/25/2005	Purchase	Relational Investors XI, L.P.	12,359
1/26/2005	Purchase	Relational Investors XI, L.P.	9,887
1/27/2005	Purchase	Relational Investors XI, L.P.	9,887
1/28/2005	Purchase	Relational Investors XI, L.P.	9,887
1/31/2005	Purchase	Relational Investors XI, L.P.	9,887
2/1/2005	Purchase	Relational Investors XI, L.P.	9,338
2/2/2005	Purchase	Relational Investors XI, L.P.	12,006
2/3/2005	Purchase	Relational Investors XI, L.P.	12,006
2/4/2005	Purchase	Relational Investors XI, L.P.	10,672
2/7/2005	Purchase	Relational Investors XI, L.P.	17,343
2/8/2005	Purchase	Relational Investors XI, L.P.	13,341
2/9/2005	Purchase	Relational Investors XI, L.P.	14,675
2/10/2005	Purchase	Relational Investors XI, L.P.	14,675
2/11/2005	Purchase	Relational Investors XI, L.P.	13,341
2/14/2005	Purchase	Relational Investors XI, L.P.	13,063
2/15/2005	Purchase	Relational Investors XI, L.P.	13,341
2/16/2005	Purchase	Relational Investors XI, L.P.	7,674
4/1/2005	Purchase	Relational Investors XI, L.P.	24,612
4/4/2005	Purchase	Relational Investors XI, L.P.	21,536
4/5/2005	Purchase	Relational Investors XI, L.P.	15,383
4/6/2005	Purchase	Relational Investors XI, L.P.	21,536
4/7/2005	Purchase	Relational Investors XI, L.P.	12,306
4/8/2005	Purchase	Relational Investors XI, L.P.	21,536
4/11/2005	Purchase	Relational Investors XI, L.P.	12,306
4/12/2005	Purchase	Relational Investors XI, L.P.	18,459
4/13/2005	Purchase	Relational Investors XI, L.P.	14,767
5/25/2005	Purchase	Relational Investors XI, L.P.	17,678
5/26/2005	Purchase	Relational Investors XI, L.P.	17,678
5/27/2005	Purchase	Relational Investors XI, L.P.	13,259
5/31/2005	Purchase	Relational Investors XI, L.P.	14,732
6/1/2005	Purchase	Relational Investors XI, L.P.	9,832
6/2/2005	Purchase	Relational Investors XI, L.P.	11,617
6/3/2005	Purchase	Relational Investors XI, L.P.	11,617

6/6/2005	Purchase	Relational Investors XI, L.P.	9,294
6/7/2005	Purchase	Relational Investors XI, L.P.	9,293
6/8/2005	Purchase	Relational Investors XI, L.P.	9,443
6/9/2005	Purchase	Relational Investors XI, L.P.	25,257
6/10/2005	Purchase	Relational Investors XI, L.P.	15,963
6/13/2005	Purchase	Relational Investors XI, L.P.	15,963
6/14/2005	Purchase	Relational Investors XI, L.P.	15,963
6/15/2005	Purchase	Relational Investors XI, L.P.	21,284
6/16/2005	Purchase	Relational Investors XI, L.P.	15,963
6/17/2005	Purchase	Relational Investors XI, L.P.	23,945
6/20/2005	Purchase	Relational Investors XI, L.P.	22,465
7/5/2005	Purchase	Relational Investors XI, L.P.	18,424
7/6/2005	Purchase	Relational Investors XI, L.P.	15,353
7/7/2005	Purchase	Relational Investors XI, L.P.	27,636
10/4/2005	Purchase	Relational Investors XI, L.P.	44,577
10/5/2005	Purchase	Relational Investors XI, L.P.	19,638
10/1/2004	Purchase	Relational Investors XII, L.P.	37,682
10/4/2004	Purchase	Relational Investors XII, L.P.	69,689
1/4/2005	Purchase	Relational Investors XII, L.P.	5,716
1/5/2005	Purchase	Relational Investors XII, L.P.	3,266
1/6/2005	Purchase	Relational Investors XII, L.P.	4,083
1/7/2005	Purchase	Relational Investors XII, L.P.	3,266
1/10/2005	Purchase	Relational Investors XII, L.P.	2,450
1/11/2005	Purchase	Relational Investors XII, L.P.	2,450
1/12/2005	Purchase	Relational Investors XII, L.P.	3,266
1/13/2005	Purchase	Relational Investors XII, L.P.	3,266
1/14/2005	Purchase	Relational Investors XII, L.P.	3,266
1/18/2005	Purchase	Relational Investors XII, L.P.	3,266
1/19/2005	Purchase	Relational Investors XII, L.P.	3,266
1/20/2005	Purchase	Relational Investors XII, L.P.	4,083
1/21/2005	Purchase	Relational Investors XII, L.P.	4,083
1/24/2005	Purchase	Relational Investors XII, L.P.	3,266
1/25/2005	Purchase	Relational Investors XII, L.P.	4,083
1/26/2005	Purchase	Relational Investors XII, L.P.	3,266
1/27/2005	Purchase	Relational Investors XII, L.P.	3,266
1/28/2005	Purchase	Relational Investors XII, L.P.	3,266
1/31/2005	Purchase	Relational Investors XII, L.P.	3,266
2/1/2005	Purchase	Relational Investors XII, L.P.	2,725
2/2/2005	Purchase	Relational Investors XII, L.P.	3,504
2/3/2005	Purchase	Relational Investors XII, L.P.	3,504
2/4/2005	Purchase	Relational Investors XII, L.P.	3,114
2/7/2005	Purchase	Relational Investors XII, L.P.	5,061
2/8/2005	Purchase	Relational Investors XII, L.P.	3,893
2/9/2005	Purchase	Relational Investors XII, L.P.	4,282
2/10/2005	Purchase	Relational Investors XII, L.P.	4,282
2/11/2005	Purchase	Relational Investors XII, L.P.	3,893
2/14/2005	Purchase	Relational Investors XII, L.P.	3,812
2/15/2005	Purchase	Relational Investors XII, L.P.	3,893
2/16/2005	Purchase	Relational Investors XII, L.P.	2,239

5/25/2005	Purchase	Relational Investors XII, L.P.	3,471
5/26/2005	Purchase	Relational Investors XII, L.P.	3,471
5/27/2005	Purchase	Relational Investors XII, L.P.	2,603
5/31/2005	Purchase	Relational Investors XII, L.P.	2,892
6/1/2005	Purchase	Relational Investors XII, L.P.	1,889
6/2/2005	Purchase	Relational Investors XII, L.P.	2,232
6/3/2005	Purchase	Relational Investors XII, L.P.	2,232
6/6/2005	Purchase	Relational Investors XII, L.P.	1,786
6/7/2005	Purchase	Relational Investors XII, L.P.	1,786
6/8/2005	Purchase	Relational Investors XII, L.P.	1,810
5/5/2005	Purchase	Relational Investors XIV, L.P.	44,732
5/6/2005	Purchase	Relational Investors XIV, L.P.	44,732
5/9/2005	Purchase	Relational Investors XIV, L.P.	20,128
5/11/2005	Purchase	Relational Investors XIV, L.P.	74,552
5/12/2005	Purchase	Relational Investors XIV, L.P.	59,642
5/13/2005	Purchase	Relational Investors XIV, L.P.	21,730
5/18/2005	Purchase	Relational Investors XIV, L.P.	87,744
5/19/2005	Purchase	Relational Investors XIV, L.P.	73,120
5/20/2005	Purchase	Relational Investors XIV, L.P.	87,744
5/23/2005	Purchase	Relational Investors XIV, L.P.	87,744
5/24/2005	Purchase	Relational Investors XIV, L.P.	79,898
5/25/2005	Purchase	Relational Investors XIV, L.P.	24,440
5/26/2005	Purchase	Relational Investors XIV, L.P.	24,440
5/27/2005	Purchase	Relational Investors XIV, L.P.	18,330
5/31/2005	Purchase	Relational Investors XIV, L.P.	20,366
6/1/2005	Purchase	Relational Investors XIV, L.P.	11,812
6/2/2005	Purchase	Relational Investors XIV, L.P.	13,955
6/3/2005	Purchase	Relational Investors XIV, L.P.	13,955
6/6/2005	Purchase	Relational Investors XIV, L.P.	11,164
6/7/2005	Purchase	Relational Investors XIV, L.P.	11,164
6/8/2005	Purchase	Relational Investors XIV, L.P.	11,344
6/9/2005	Purchase	Relational Investors XIV, L.P.	12,672
10/4/2005	Purchase	Relational Investors XV, L.P.	36,745
10/5/2005	Purchase	Relational Investors XV, L.P.	68,194
10/6/2005	Purchase	Relational Investors XV, L.P.	45,014
10/7/2005	Purchase	Relational Investors XV, L.P.	45,405
10/10/2005	Purchase	Relational Investors XV, L.P.	36,404
10/11/2005	Purchase	Relational Investors XV, L.P.	45,536
10/12/2005	Purchase	Relational Investors XV, L.P.	45,536
10/13/2005	Purchase	Relational Investors XV, L.P.	54,643
10/14/2005	Purchase	Relational Investors XV, L.P.	80,272
6/3/2004	Purchase	Relational Investors, L.P.	10,815
6/4/2004	Purchase	Relational Investors, L.P.	20,664
6/7/2004	Purchase	Relational Investors, L.P.	11,572
6/8/2004	Purchase	Relational Investors, L.P.	16,531
6/9/2004	Purchase	Relational Investors, L.P.	53,727
6/10/2004	Purchase	Relational Investors, L.P.	66,125
6/14/2004	Purchase	Relational Investors, L.P.	33,062
6/15/2004	Purchase	Relational Investors, L.P.	33,062

6/16/2004	Purchase	Relational Investors, L.P.	16,531
6/17/2004	Purchase	Relational Investors, L.P.	16,531
6/18/2004	Purchase	Relational Investors, L.P.	24,797
6/21/2004	Purchase	Relational Investors, L.P.	57,860
6/22/2004	Purchase	Relational Investors, L.P.	41,328
6/23/2004	Purchase	Relational Investors, L.P.	33,062
6/24/2004	Purchase	Relational Investors, L.P.	49,594
6/25/2004	Purchase	Relational Investors, L.P.	49,594
6/28/2004	Purchase	Relational Investors, L.P.	41,328
6/29/2004	Purchase	Relational Investors, L.P.	33,062
6/30/2004	Purchase	Relational Investors, L.P.	49,594
7/1/2004	Purchase	Relational Investors, L.P.	43,278
7/2/2004	Purchase	Relational Investors, L.P.	36,065
7/6/2004	Purchase	Relational Investors, L.P.	32,459
7/7/2004	Purchase	Relational Investors, L.P.	21,639
7/8/2004	Purchase	Relational Investors, L.P.	28,852
7/9/2004	Purchase	Relational Investors, L.P.	21,639
7/12/2004	Purchase	Relational Investors, L.P.	23,353
7/13/2004	Purchase	Relational Investors, L.P.	23,353
7/14/2004	Purchase	Relational Investors, L.P.	24,910
7/15/2004	Purchase	Relational Investors, L.P.	23,353
7/16/2004	Purchase	Relational Investors, L.P.	31,138
7/19/2004	Purchase	Relational Investors, L.P.	17,219
7/20/2004	Purchase	Relational Investors, L.P.	15,568
7/21/2004	Purchase	Relational Investors, L.P.	23,353
7/22/2004	Purchase	Relational Investors, L.P.	12,533
7/29/2004	Purchase	Relational Investors, L.P.	23,353
7/30/2004	Purchase	Relational Investors, L.P.	45,150
7/30/2004	Purchase	Relational Investors, L.P.	3,892
11/24/2004	Purchase	Relational Investors, L.P.	35,000
11/26/2004	Purchase	Relational Investors, L.P.	25,000
11/29/2004	Purchase	Relational Investors, L.P.	215,000
11/30/2004	Purchase	Relational Investors, L.P.	150,000
12/1/2004	Purchase	Relational Investors, L.P.	60,300
12/2/2004	Purchase	Relational Investors, L.P.	150,000
12/3/2004	Purchase	Relational Investors, L.P.	150,000
12/6/2004	Purchase	Relational Investors, L.P.	125,000
12/7/2004	Purchase	Relational Investors, L.P.	154,400
1/4/2005	Purchase	Relational Investors, L.P.	102,191
1/5/2005	Purchase	Relational Investors, L.P.	58,395
1/6/2005	Purchase	Relational Investors, L.P.	72,993
1/7/2005	Purchase	Relational Investors, L.P.	58,395
1/10/2005	Purchase	Relational Investors, L.P.	43,796
1/11/2005	Purchase	Relational Investors, L.P.	43,796
1/12/2005	Purchase	Relational Investors, L.P.	58,395
1/13/2005	Purchase	Relational Investors, L.P.	58,395
1/14/2005	Purchase	Relational Investors, L.P.	58,395
1/18/2005	Purchase	Relational Investors, L.P.	58,395
1/19/2005	Purchase	Relational Investors, L.P.	58,395

1/20/2005	Purchase	Relational Investors, L.P.	72,993
1/21/2005	Purchase	Relational Investors, L.P.	72,993
1/24/2005	Purchase	Relational Investors, L.P.	58,395
1/25/2005	Purchase	Relational Investors, L.P.	72,993
1/26/2005	Purchase	Relational Investors, L.P.	58,395
1/27/2005	Purchase	Relational Investors, L.P.	58,395
1/28/2005	Purchase	Relational Investors, L.P.	58,395
1/31/2005	Purchase	Relational Investors, L.P.	58,395
2/1/2005	Purchase	Relational Investors, L.P.	51,187
2/2/2005	Purchase	Relational Investors, L.P.	65,812
2/3/2005	Purchase	Relational Investors, L.P.	65,812
2/4/2005	Purchase	Relational Investors, L.P.	58,500
2/7/2005	Purchase	Relational Investors, L.P.	95,061
2/8/2005	Purchase	Relational Investors, L.P.	73,123
2/9/2005	Purchase	Relational Investors, L.P.	80,436
2/10/2005	Purchase	Relational Investors, L.P.	80,436
2/11/2005	Purchase	Relational Investors, L.P.	73,123
2/14/2005	Purchase	Relational Investors, L.P.	71,603
2/15/2005	Purchase	Relational Investors, L.P.	73,123
2/16/2005	Purchase	Relational Investors, L.P.	42,061
5/25/2005	Purchase	Relational Investors, L.P.	64,056
5/26/2005	Purchase	Relational Investors, L.P.	64,056
5/27/2005	Purchase	Relational Investors, L.P.	48,042
5/31/2005	Purchase	Relational Investors, L.P.	53,381
6/1/2005	Purchase	Relational Investors, L.P.	34,787
6/2/2005	Purchase	Relational Investors, L.P.	41,099
6/3/2005	Purchase	Relational Investors, L.P.	41,099
6/6/2005	Purchase	Relational Investors, L.P.	32,879
6/7/2005	Purchase	Relational Investors, L.P.	32,880
6/8/2005	Purchase	Relational Investors, L.P.	33,410
6/9/2005	Purchase	Relational Investors, L.P.	46,001
6/10/2005	Purchase	Relational Investors, L.P.	29,075
6/13/2005	Purchase	Relational Investors, L.P.	29,075
6/14/2005	Purchase	Relational Investors, L.P.	29,075
6/15/2005	Purchase	Relational Investors, L.P.	38,767
6/16/2005	Purchase	Relational Investors, L.P.	29,075
6/17/2005	Purchase	Relational Investors, L.P.	43,612
6/20/2005	Purchase	Relational Investors, L.P.	29,822
6/3/2004	Purchase	Relational Partners, L.P.	385
6/4/2004	Purchase	Relational Partners, L.P.	736
6/7/2004	Purchase	Relational Partners, L.P.	412
6/8/2004	Purchase	Relational Partners, L.P.	589
6/9/2004	Purchase	Relational Partners, L.P.	1,914
6/10/2004	Purchase	Relational Partners, L.P.	2,356
6/14/2004	Purchase	Relational Partners, L.P.	1,178
6/15/2004	Purchase	Relational Partners, L.P.	1,178
6/16/2004	Purchase	Relational Partners, L.P.	589
6/17/2004	Purchase	Relational Partners, L.P.	589
6/18/2004	Purchase	Relational Partners, L.P.	883

6/21/2004	Purchase	Relational Partners, L.P.	2,061
6/22/2004	Purchase	Relational Partners, L.P.	1,472
6/23/2004	Purchase	Relational Partners, L.P.	1,178
6/24/2004	Purchase	Relational Partners, L.P.	1,767
6/25/2004	Purchase	Relational Partners, L.P.	1,767
6/28/2004	Purchase	Relational Partners, L.P.	1,472
6/29/2004	Purchase	Relational Partners, L.P.	1,178
6/30/2004	Purchase	Relational Partners, L.P.	1,767
7/1/2004	Purchase	Relational Partners, L.P.	1,542
7/2/2004	Purchase	Relational Partners, L.P.	1,285
7/6/2004	Purchase	Relational Partners, L.P.	1,157
7/7/2004	Purchase	Relational Partners, L.P.	771
7/8/2004	Purchase	Relational Partners, L.P.	1,028
7/9/2004	Purchase	Relational Partners, L.P.	771
7/12/2004	Purchase	Relational Partners, L.P.	832
7/13/2004	Purchase	Relational Partners, L.P.	832
7/14/2004	Purchase	Relational Partners, L.P.	888
7/15/2004	Purchase	Relational Partners, L.P.	832
7/16/2004	Purchase	Relational Partners, L.P.	1,109
7/19/2004	Purchase	Relational Partners, L.P.	614
7/20/2004	Purchase	Relational Partners, L.P.	555
7/21/2004	Purchase	Relational Partners, L.P.	832
7/22/2004	Purchase	Relational Partners, L.P.	447
7/29/2004	Purchase	Relational Partners, L.P.	832
7/30/2004	Purchase	Relational Partners, L.P.	1,609
7/30/2004	Purchase	Relational Partners, L.P.	139
1/4/2005	Purchase	Relational Partners, L.P.	2,213
1/5/2005	Purchase	Relational Partners, L.P.	1,265
1/6/2005	Purchase	Relational Partners, L.P.	1,581
1/7/2005	Purchase	Relational Partners, L.P.	1,265
1/10/2005	Purchase	Relational Partners, L.P.	948
1/11/2005	Purchase	Relational Partners, L.P.	948
1/12/2005	Purchase	Relational Partners, L.P.	1,265
1/13/2005	Purchase	Relational Partners, L.P.	1,265
1/14/2005	Purchase	Relational Partners, L.P.	1,265
1/18/2005	Purchase	Relational Partners, L.P.	1,265
1/19/2005	Purchase	Relational Partners, L.P.	1,265
1/20/2005	Purchase	Relational Partners, L.P.	1,581
1/21/2005	Purchase	Relational Partners, L.P.	1,581
1/24/2005	Purchase	Relational Partners, L.P.	1,265
1/25/2005	Purchase	Relational Partners, L.P.	1,581
1/26/2005	Purchase	Relational Partners, L.P.	1,265
1/27/2005	Purchase	Relational Partners, L.P.	1,265
1/28/2005	Purchase	Relational Partners, L.P.	1,265
1/31/2005	Purchase	Relational Partners, L.P.	1,265
2/1/2005	Purchase	Relational Partners, L.P.	1,062
2/2/2005	Purchase	Relational Partners, L.P.	1,366
2/3/2005	Purchase	Relational Partners, L.P.	1,366
2/4/2005	Purchase	Relational Partners, L.P.	1,214

2/7/2005	Purchase	Relational Partners, L.P.	1,973
2/8/2005	Purchase	Relational Partners, L.P.	1,518
2/9/2005	Purchase	Relational Partners, L.P.	1,670
2/10/2005	Purchase	Relational Partners, L.P.	1,670
2/11/2005	Purchase	Relational Partners, L.P.	1,518
2/14/2005	Purchase	Relational Partners, L.P.	1,486
2/15/2005	Purchase	Relational Partners, L.P.	1,518
2/16/2005	Purchase	Relational Partners, L.P.	873
5/25/2005	Purchase	Relational Partners, L.P.	1,319
5/26/2005	Purchase	Relational Partners, L.P.	1,319
5/27/2005	Purchase	Relational Partners, L.P.	989
5/31/2005	Purchase	Relational Partners, L.P.	1,099
6/1/2005	Purchase	Relational Partners, L.P.	714
6/2/2005	Purchase	Relational Partners, L.P.	843
6/3/2005	Purchase	Relational Partners, L.P.	843
6/6/2005	Purchase	Relational Partners, L.P.	674
6/7/2005	Purchase	Relational Partners, L.P.	674
6/8/2005	Purchase	Relational Partners, L.P.	685
6/9/2005	Purchase	Relational Partners, L.P.	945
6/10/2005	Purchase	Relational Partners, L.P.	597
6/13/2005	Purchase	Relational Partners, L.P.	597
6/14/2005	Purchase	Relational Partners, L.P.	597
6/15/2005	Purchase	Relational Partners, L.P.	796
6/16/2005	Purchase	Relational Partners, L.P.	597
6/17/2005	Purchase	Relational Partners, L.P.	896
6/20/2005	Purchase	Relational Partners, L.P.	840
7/5/2005	Purchase	Relational Partners, L.P.	707
7/6/2005	Purchase	Relational Partners, L.P.	589
7/7/2005	Purchase	Relational Partners, L.P.	1,060
6/3/2004	Purchase	RH Fund 1, L.P.	6,082
6/4/2004	Purchase	RH Fund 1, L.P.	11,614
6/7/2004	Purchase	RH Fund 1, L.P.	6,504
6/8/2004	Purchase	RH Fund 1, L.P.	9,291
6/9/2004	Purchase	RH Fund 1, L.P.	30,197
6/10/2004	Purchase	RH Fund 1, L.P.	37,166
6/14/2004	Purchase	RH Fund 1, L.P.	18,583
6/15/2004	Purchase	RH Fund 1, L.P.	18,583
6/16/2004	Purchase	RH Fund 1, L.P.	9,291
6/17/2004	Purchase	RH Fund 1, L.P.	9,291
6/18/2004	Purchase	RH Fund 1, L.P.	13,937
6/21/2004	Purchase	RH Fund 1, L.P.	32,520
6/22/2004	Purchase	RH Fund 1, L.P.	23,228
6/23/2004	Purchase	RH Fund 1, L.P.	18,583
6/24/2004	Purchase	RH Fund 1, L.P.	27,874
6/25/2004	Purchase	RH Fund 1, L.P.	27,874
6/28/2004	Purchase	RH Fund 1, L.P.	23,228
6/29/2004	Purchase	RH Fund 1, L.P.	18,583

6/30/2004	Purchase	RH Fund 1, L.P.	27,874
7/1/2004	Purchase	RH Fund 1, L.P.	61,387
7/2/2004	Purchase	RH Fund 1, L.P.	51,156
7/6/2004	Purchase	RH Fund 1, L.P.	46,040
7/7/2004	Purchase	RH Fund 1, L.P.	30,693
7/8/2004	Purchase	RH Fund 1, L.P.	40,925
7/9/2004	Purchase	RH Fund 1, L.P.	30,693
7/12/2004	Purchase	RH Fund 1, L.P.	21,380
7/13/2004	Purchase	RH Fund 1, L.P.	21,380
7/14/2004	Purchase	RH Fund 1, L.P.	22,805
7/15/2004	Purchase	RH Fund 1, L.P.	21,380
7/16/2004	Purchase	RH Fund 1, L.P.	28,506
7/19/2004	Purchase	RH Fund 1, L.P.	15,764
7/20/2004	Purchase	RH Fund 1, L.P.	14,253
7/21/2004	Purchase	RH Fund 1, L.P.	21,380
7/22/2004	Purchase	RH Fund 1, L.P.	11,473
7/29/2004	Purchase	RH Fund 1, L.P.	21,380
7/30/2004	Purchase	RH Fund 1, L.P.	41,334
7/30/2004	Purchase	RH Fund 1, L.P.	3,563
10/1/2004	Purchase	RH Fund 1, L.P.	40,463
10/4/2004	Purchase	RH Fund 1, L.P.	74,832
1/3/2005	Purchase	RH Fund 1, L.P.	40,243
1/4/2005	Purchase	RH Fund 1, L.P.	41,267
1/5/2005	Purchase	RH Fund 1, L.P.	23,581
1/6/2005	Purchase	RH Fund 1, L.P.	29,476
1/7/2005	Purchase	RH Fund 1, L.P.	23,581
1/10/2005	Purchase	RH Fund 1, L.P.	17,686
1/11/2005	Purchase	RH Fund 1, L.P.	17,686
1/12/2005	Purchase	RH Fund 1, L.P.	23,581
1/13/2005	Purchase	RH Fund 1, L.P.	23,581
1/14/2005	Purchase	RH Fund 1, L.P.	23,581
1/18/2005	Purchase	RH Fund 1, L.P.	23,581
1/19/2005	Purchase	RH Fund 1, L.P.	23,581
1/20/2005	Purchase	RH Fund 1, L.P.	29,476
1/21/2005	Purchase	RH Fund 1, L.P.	29,476
1/24/2005	Purchase	RH Fund 1, L.P.	23,581
1/25/2005	Purchase	RH Fund 1, L.P.	29,476
1/26/2005	Purchase	RH Fund 1, L.P.	23,581
1/27/2005	Purchase	RH Fund 1, L.P.	23,581
1/28/2005	Purchase	RH Fund 1, L.P.	23,581
1/31/2005	Purchase	RH Fund 1, L.P.	23,581
2/1/2005	Purchase	RH Fund 1, L.P.	22,226
2/2/2005	Purchase	RH Fund 1, L.P.	28,577
2/3/2005	Purchase	RH Fund 1, L.P.	28,577
2/4/2005	Purchase	RH Fund 1, L.P.	25,402
2/7/2005	Purchase	RH Fund 1, L.P.	41,278

2/8/2005	Purchase	RH Fund 1, L.P.	31,752
2/9/2005	Purchase	RH Fund 1, L.P.	34,927
2/10/2005	Purchase	RH Fund 1, L.P.	34,927
2/11/2005	Purchase	RH Fund 1, L.P.	31,752
2/14/2005	Purchase	RH Fund 1, L.P.	31,092
2/15/2005	Purchase	RH Fund 1, L.P.	31,752
2/16/2005	Purchase	RH Fund 1, L.P.	18,264
4/1/2005	Purchase	RH Fund 1, L.P.	13,179
4/4/2005	Purchase	RH Fund 1, L.P.	11,531
4/5/2005	Purchase	RH Fund 1, L.P.	8,237
4/6/2005	Purchase	RH Fund 1, L.P.	11,531
4/7/2005	Purchase	RH Fund 1, L.P.	6,590
4/8/2005	Purchase	RH Fund 1, L.P.	11,531
4/11/2005	Purchase	RH Fund 1, L.P.	6,590
4/12/2005	Purchase	RH Fund 1, L.P.	9,884
4/13/2005	Purchase	RH Fund 1, L.P.	7,907
5/25/2005	Purchase	RH Fund 1, L.P.	23,954
5/26/2005	Purchase	RH Fund 1, L.P.	23,954
5/27/2005	Purchase	RH Fund 1, L.P.	17,965
5/31/2005	Purchase	RH Fund 1, L.P.	19,962
6/1/2005	Purchase	RH Fund 1, L.P.	12,685
6/2/2005	Purchase	RH Fund 1, L.P.	14,987
6/3/2005	Purchase	RH Fund 1, L.P.	14,987
6/6/2005	Purchase	RH Fund 1, L.P.	11,989
6/7/2005	Purchase	RH Fund 1, L.P.	11,990
6/8/2005	Purchase	RH Fund 1, L.P.	12,183
6/9/2005	Purchase	RH Fund 1, L.P.	16,780
6/10/2005	Purchase	RH Fund 1, L.P.	10,606
6/13/2005	Purchase	RH Fund 1, L.P.	10,606
6/14/2005	Purchase	RH Fund 1, L.P.	10,606
6/15/2005	Purchase	RH Fund 1, L.P.	14,141
6/16/2005	Purchase	RH Fund 1, L.P.	10,606
6/17/2005	Purchase	RH Fund 1, L.P.	15,909
6/20/2005	Purchase	RH Fund 1, L.P.	14,926
7/5/2005	Purchase	RH Fund 1, L.P.	12,840
7/6/2005	Purchase	RH Fund 1, L.P.	10,700
7/7/2005	Purchase	RH Fund 1, L.P.	19,261
10/4/2005	Purchase	RH Fund 1, L.P.	15,311
10/5/2005	Purchase	RH Fund 1, L.P.	28,414
10/6/2005	Purchase	RH Fund 1, L.P.	18,756
10/7/2005	Purchase	RH Fund 1, L.P.	18,919
10/10/2005	Purchase	RH Fund 1, L.P.	15,168
10/11/2005	Purchase	RH Fund 1, L.P.	18,973
10/12/2005	Purchase	RH Fund 1, L.P.	18,973
10/13/2005	Purchase	RH Fund 1, L.P.	22,768
10/14/2005	Purchase	RH Fund 1, L.P.	33,448
6/3/2004	Purchase	RH Fund 2, L.P.	9,446

6/4/2004	Purchase	RH Fund 2, L.P.	18,049
6/7/2004	Purchase	RH Fund 2, L.P.	10,108
6/8/2004	Purchase	RH Fund 2, L.P.	14,439
6/9/2004	Purchase	RH Fund 2, L.P.	46,927
6/10/2004	Purchase	RH Fund 2, L.P.	57,757
6/14/2004	Purchase	RH Fund 2, L.P.	28,878
6/15/2004	Purchase	RH Fund 2, L.P.	28,878
6/16/2004	Purchase	RH Fund 2, L.P.	14,439
6/17/2004	Purchase	RH Fund 2, L.P.	14,439
6/18/2004	Purchase	RH Fund 2, L.P.	21,659
6/21/2004	Purchase	RH Fund 2, L.P.	50,537
6/22/2004	Purchase	RH Fund 2, L.P.	36,098
6/23/2004	Purchase	RH Fund 2, L.P.	28,878
6/24/2004	Purchase	RH Fund 2, L.P.	43,318
6/25/2004	Purchase	RH Fund 2, L.P.	43,318
6/28/2004	Purchase	RH Fund 2, L.P.	36,098
6/29/2004	Purchase	RH Fund 2, L.P.	28,878
6/30/2004	Purchase	RH Fund 2, L.P.	43,318
7/1/2004	Purchase	RH Fund 2, L.P.	37,804
7/2/2004	Purchase	RH Fund 2, L.P.	31,503
7/6/2004	Purchase	RH Fund 2, L.P.	28,353
7/7/2004	Purchase	RH Fund 2, L.P.	18,902
7/8/2004	Purchase	RH Fund 2, L.P.	25,202
7/9/2004	Purchase	RH Fund 2, L.P.	18,902
7/12/2004	Purchase	RH Fund 2, L.P.	20,399
7/13/2004	Purchase	RH Fund 2, L.P.	20,399
7/14/2004	Purchase	RH Fund 2, L.P.	21,759
7/15/2004	Purchase	RH Fund 2, L.P.	20,399
7/16/2004	Purchase	RH Fund 2, L.P.	27,199
7/19/2004	Purchase	RH Fund 2, L.P.	15,041
7/20/2004	Purchase	RH Fund 2, L.P.	13,599
7/21/2004	Purchase	RH Fund 2, L.P.	20,399
7/22/2004	Purchase	RH Fund 2, L.P.	10,947
7/29/2004	Purchase	RH Fund 2, L.P.	20,399
7/30/2004	Purchase	RH Fund 2, L.P.	39,438
7/30/2004	Purchase	RH Fund 2, L.P.	3,400
1/4/2005	Purchase	RH Fund 2, L.P.	45,112
1/5/2005	Purchase	RH Fund 2, L.P.	25,778
1/6/2005	Purchase	RH Fund 2, L.P.	32,223
1/7/2005	Purchase	RH Fund 2, L.P.	25,778
1/10/2005	Purchase	RH Fund 2, L.P.	19,334
1/11/2005	Purchase	RH Fund 2, L.P.	19,334
1/12/2005	Purchase	RH Fund 2, L.P.	25,778
1/13/2005	Purchase	RH Fund 2, L.P.	25,778
1/14/2005	Purchase	RH Fund 2, L.P.	25,778
1/18/2005	Purchase	RH Fund 2, L.P.	25,778

1/19/2005	Purchase	RH Fund 2, L.P.	25,778
1/20/2005	Purchase	RH Fund 2, L.P.	32,223
1/21/2005	Purchase	RH Fund 2, L.P.	32,223
1/24/2005	Purchase	RH Fund 2, L.P.	25,778
1/25/2005	Purchase	RH Fund 2, L.P.	32,223
1/26/2005	Purchase	RH Fund 2, L.P.	25,778
1/27/2005	Purchase	RH Fund 2, L.P.	25,778
1/28/2005	Purchase	RH Fund 2, L.P.	25,778
1/31/2005	Purchase	RH Fund 2, L.P.	25,778
2/1/2005	Purchase	RH Fund 2, L.P.	21,658
2/2/2005	Purchase	RH Fund 2, L.P.	27,846
2/3/2005	Purchase	RH Fund 2, L.P.	27,846
2/4/2005	Purchase	RH Fund 2, L.P.	24,752
2/7/2005	Purchase	RH Fund 2, L.P.	40,221
2/8/2005	Purchase	RH Fund 2, L.P.	30,939
2/9/2005	Purchase	RH Fund 2, L.P.	34,033
2/10/2005	Purchase	RH Fund 2, L.P.	34,033
2/11/2005	Purchase	RH Fund 2, L.P.	30,939
2/14/2005	Purchase	RH Fund 2, L.P.	30,296
2/15/2005	Purchase	RH Fund 2, L.P.	30,939
2/16/2005	Purchase	RH Fund 2, L.P.	17,796
5/25/2005	Purchase	RH Fund 2, L.P.	27,099
5/26/2005	Purchase	RH Fund 2, L.P.	27,099
5/27/2005	Purchase	RH Fund 2, L.P.	20,324
5/31/2005	Purchase	RH Fund 2, L.P.	22,583
6/1/2005	Purchase	RH Fund 2, L.P.	14,683
6/2/2005	Purchase	RH Fund 2, L.P.	17,348
6/3/2005	Purchase	RH Fund 2, L.P.	17,348
6/6/2005	Purchase	RH Fund 2, L.P.	13,878
6/7/2005	Purchase	RH Fund 2, L.P.	13,878
6/8/2005	Purchase	RH Fund 2, L.P.	14,102
6/9/2005	Purchase	RH Fund 2, L.P.	19,451
6/10/2005	Purchase	RH Fund 2, L.P.	12,294
6/13/2005	Purchase	RH Fund 2, L.P.	12,294
6/14/2005	Purchase	RH Fund 2, L.P.	12,294
6/15/2005	Purchase	RH Fund 2, L.P.	16,392
6/16/2005	Purchase	RH Fund 2, L.P.	12,294
6/17/2005	Purchase	RH Fund 2, L.P.	18,441
6/20/2005	Purchase	RH Fund 2, L.P.	17,301
7/5/2005	Purchase	RH Fund 2, L.P.	14,591
7/6/2005	Purchase	RH Fund 2, L.P.	12,159
7/7/2005	Purchase	RH Fund 2, L.P.	21,887
6/3/2004	Purchase	RH Fund 4, L.P.	1,734
6/4/2004	Purchase	RH Fund 4, L.P.	2,249
6/7/2004	Purchase	RH Fund 4, L.P.	1,260
6/8/2004	Purchase	RH Fund 4, L.P.	1,799

6/9/2004	Purchase	RH Fund 4, L.P.	5,848
6/10/2004	Purchase	RH Fund 4, L.P.	7,197
6/14/2004	Purchase	RH Fund 4, L.P.	3,599
6/15/2004	Purchase	RH Fund 4, L.P.	3,599
6/16/2004	Purchase	RH Fund 4, L.P.	1,799
6/17/2004	Purchase	RH Fund 4, L.P.	1,799
6/18/2004	Purchase	RH Fund 4, L.P.	2,699
6/21/2004	Purchase	RH Fund 4, L.P.	6,298
6/22/2004	Purchase	RH Fund 4, L.P.	4,498
6/23/2004	Purchase	RH Fund 4, L.P.	3,599
6/24/2004	Purchase	RH Fund 4, L.P.	5,398
6/25/2004	Purchase	RH Fund 4, L.P.	5,398
6/28/2004	Purchase	RH Fund 4, L.P.	4,498
6/29/2004	Purchase	RH Fund 4, L.P.	3,599
6/30/2004	Purchase	RH Fund 4, L.P.	5,398
7/1/2004	Purchase	RH Fund 4, L.P.	4,711
7/2/2004	Purchase	RH Fund 4, L.P.	3,926
7/6/2004	Purchase	RH Fund 4, L.P.	3,534
7/7/2004	Purchase	RH Fund 4, L.P.	2,356
7/8/2004	Purchase	RH Fund 4, L.P.	3,141
7/9/2004	Purchase	RH Fund 4, L.P.	2,356
7/12/2004	Purchase	RH Fund 4, L.P.	2,585
7/13/2004	Purchase	RH Fund 4, L.P.	2,585
7/14/2004	Purchase	RH Fund 4, L.P.	2,758
7/15/2004	Purchase	RH Fund 4, L.P.	2,585
7/16/2004	Purchase	RH Fund 4, L.P.	3,447
7/19/2004	Purchase	RH Fund 4, L.P.	1,906
7/20/2004	Purchase	RH Fund 4, L.P.	1,723
7/21/2004	Purchase	RH Fund 4, L.P.	2,585
7/22/2004	Purchase	RH Fund 4, L.P.	1,387
7/29/2004	Purchase	RH Fund 4, L.P.	2,585
7/30/2004	Purchase	RH Fund 4, L.P.	4,998
7/30/2004	Purchase	RH Fund 4, L.P.	431
1/4/2005	Purchase	RH Fund 4, L.P.	10,424
1/5/2005	Purchase	RH Fund 4, L.P.	5,957
1/6/2005	Purchase	RH Fund 4, L.P.	7,446
1/7/2005	Purchase	RH Fund 4, L.P.	5,957
1/10/2005	Purchase	RH Fund 4, L.P.	4,468
1/11/2005	Purchase	RH Fund 4, L.P.	4,468
1/12/2005	Purchase	RH Fund 4, L.P.	5,957
1/13/2005	Purchase	RH Fund 4, L.P.	5,957
1/14/2005	Purchase	RH Fund 4, L.P.	5,957
1/18/2005	Purchase	RH Fund 4, L.P.	5,957
1/19/2005	Purchase	RH Fund 4, L.P.	5,957
1/20/2005	Purchase	RH Fund 4, L.P.	7,446
1/21/2005	Purchase	RH Fund 4, L.P.	7,446
1/24/2005	Purchase	RH Fund 4, L.P.	5,957
1/25/2005	Purchase	RH Fund 4, L.P.	7,446
1/26/2005	Purchase	RH Fund 4, L.P.	5,957

1/27/2005	Purchase	RH Fund 4, L.P.	5,957
1/28/2005	Purchase	RH Fund 4, L.P.	5,957
1/31/2005	Purchase	RH Fund 4, L.P.	5,957
2/1/2005	Purchase	RH Fund 4, L.P.	4,871
2/2/2005	Purchase	RH Fund 4, L.P.	6,263
2/3/2005	Purchase	RH Fund 4, L.P.	6,263
2/4/2005	Purchase	RH Fund 4, L.P.	5,567
2/7/2005	Purchase	RH Fund 4, L.P.	9,046
2/8/2005	Purchase	RH Fund 4, L.P.	6,958
2/9/2005	Purchase	RH Fund 4, L.P.	7,654
2/10/2005	Purchase	RH Fund 4, L.P.	7,654
2/11/2005	Purchase	RH Fund 4, L.P.	6,958
2/14/2005	Purchase	RH Fund 4, L.P.	6,814
2/15/2005	Purchase	RH Fund 4, L.P.	6,958
2/16/2005	Purchase	RH Fund 4, L.P.	4,003
5/25/2005	Purchase	RH Fund 4, L.P.	5,398
5/26/2005	Purchase	RH Fund 4, L.P.	5,398
5/27/2005	Purchase	RH Fund 4, L.P.	4,048
5/31/2005	Purchase	RH Fund 4, L.P.	4,498
6/1/2005	Purchase	RH Fund 4, L.P.	2,926
6/2/2005	Purchase	RH Fund 4, L.P.	3,458
6/3/2005	Purchase	RH Fund 4, L.P.	3,458
6/6/2005	Purchase	RH Fund 4, L.P.	2,766
6/7/2005	Purchase	RH Fund 4, L.P.	2,766
6/8/2005	Purchase	RH Fund 4, L.P.	2,811
6/9/2005	Purchase	RH Fund 4, L.P.	3,893
6/10/2005	Purchase	RH Fund 4, L.P.	2,460
6/13/2005	Purchase	RH Fund 4, L.P.	2,460
6/14/2005	Purchase	RH Fund 4, L.P.	2,460
6/15/2005	Purchase	RH Fund 4, L.P.	3,281
6/16/2005	Purchase	RH Fund 4, L.P.	2,460
6/17/2005	Purchase	RH Fund 4, L.P.	3,691
6/20/2005	Purchase	RH Fund 4, L.P.	3,463
7/5/2005	Purchase	RH Fund 4, L.P.	7,199
7/6/2005	Purchase	RH Fund 4, L.P.	5,999
7/7/2005	Purchase	RH Fund 4, L.P.	10,798
10/4/2005	Purchase	RH Fund 4, L.P.	11,418
10/5/2005	Purchase	RH Fund 4, L.P.	21,190
10/6/2005	Purchase	RH Fund 4, L.P.	13,987
10/7/2005	Purchase	RH Fund 4, L.P.	14,109
10/10/2005	Purchase	RH Fund 4, L.P.	11,312
10/11/2005	Purchase	RH Fund 4, L.P.	14,149
10/12/2005	Purchase	RH Fund 4, L.P.	14,149
10/13/2005	Purchase	RH Fund 4, L.P.	16,979
10/14/2005	Purchase	RH Fund 4, L.P.	24,943
6/3/2004	Purchase	RH Fund 6, L.P.	1,901
6/4/2004	Purchase	RH Fund 6, L.P.	2,506
6/7/2004	Purchase	RH Fund 6, L.P.	1,403
6/8/2004	Purchase	RH Fund 6, L.P.	2,005

6/9/2004	Purchase	RH Fund 6, L.P.	6,516
6/10/2004	Purchase	RH Fund 6, L.P.	8,020
6/14/2004	Purchase	RH Fund 6, L.P.	4,010
6/15/2004	Purchase	RH Fund 6, L.P.	4,010
6/16/2004	Purchase	RH Fund 6, L.P.	2,005
6/17/2004	Purchase	RH Fund 6, L.P.	2,005
6/18/2004	Purchase	RH Fund 6, L.P.	3,007
6/21/2004	Purchase	RH Fund 6, L.P.	7,017
6/22/2004	Purchase	RH Fund 6, L.P.	5,012
6/23/2004	Purchase	RH Fund 6, L.P.	4,010
6/24/2004	Purchase	RH Fund 6, L.P.	6,015
6/25/2004	Purchase	RH Fund 6, L.P.	6,015
6/28/2004	Purchase	RH Fund 6, L.P.	5,012
6/29/2004	Purchase	RH Fund 6, L.P.	4,010
6/30/2004	Purchase	RH Fund 6, L.P.	6,015
7/1/2004	Purchase	RH Fund 6, L.P.	5,876
7/2/2004	Purchase	RH Fund 6, L.P.	4,897
7/6/2004	Purchase	RH Fund 6, L.P.	4,407
7/7/2004	Purchase	RH Fund 6, L.P.	2,938
7/8/2004	Purchase	RH Fund 6, L.P.	3,918
7/9/2004	Purchase	RH Fund 6, L.P.	2,938
7/12/2004	Purchase	RH Fund 6, L.P.	3,147
7/13/2004	Purchase	RH Fund 6, L.P.	3,147
7/14/2004	Purchase	RH Fund 6, L.P.	3,356
7/15/2004	Purchase	RH Fund 6, L.P.	3,147
7/16/2004	Purchase	RH Fund 6, L.P.	4,196
7/19/2004	Purchase	RH Fund 6, L.P.	2,320
7/20/2004	Purchase	RH Fund 6, L.P.	2,098
7/21/2004	Purchase	RH Fund 6, L.P.	3,147
7/22/2004	Purchase	RH Fund 6, L.P.	1,689
7/29/2004	Purchase	RH Fund 6, L.P.	3,147
7/30/2004	Purchase	RH Fund 6, L.P.	6,084
7/30/2004	Purchase	RH Fund 6, L.P.	524
1/4/2005	Purchase	RH Fund 6, L.P.	4,697
1/5/2005	Purchase	RH Fund 6, L.P.	2,684
1/6/2005	Purchase	RH Fund 6, L.P.	3,355
1/7/2005	Purchase	RH Fund 6, L.P.	2,684
1/10/2005	Purchase	RH Fund 6, L.P.	2,013
1/11/2005	Purchase	RH Fund 6, L.P.	2,013
1/12/2005	Purchase	RH Fund 6, L.P.	2,684
1/13/2005	Purchase	RH Fund 6, L.P.	2,684
1/14/2005	Purchase	RH Fund 6, L.P.	2,684
1/18/2005	Purchase	RH Fund 6, L.P.	2,684
1/19/2005	Purchase	RH Fund 6, L.P.	2,684
1/20/2005	Purchase	RH Fund 6, L.P.	3,355
1/21/2005	Purchase	RH Fund 6, L.P.	3,355
1/24/2005	Purchase	RH Fund 6, L.P.	2,684
1/25/2005	Purchase	RH Fund 6, L.P.	3,355
1/26/2005	Purchase	RH Fund 6, L.P.	2,684

1/27/2005	Purchase	RH Fund 6, L.P.	2,684
1/28/2005	Purchase	RH Fund 6, L.P.	2,684
1/31/2005	Purchase	RH Fund 6, L.P.	2,684
2/1/2005	Purchase	RH Fund 6, L.P.	2,284
2/2/2005	Purchase	RH Fund 6, L.P.	2,936
2/3/2005	Purchase	RH Fund 6, L.P.	2,936
2/4/2005	Purchase	RH Fund 6, L.P.	2,610
2/7/2005	Purchase	RH Fund 6, L.P.	4,242
2/8/2005	Purchase	RH Fund 6, L.P.	3,263
2/9/2005	Purchase	RH Fund 6, L.P.	3,589
2/10/2005	Purchase	RH Fund 6, L.P.	3,589
2/11/2005	Purchase	RH Fund 6, L.P.	3,263
2/14/2005	Purchase	RH Fund 6, L.P.	3,195
2/15/2005	Purchase	RH Fund 6, L.P.	3,263
2/16/2005	Purchase	RH Fund 6, L.P.	1,877
5/25/2005	Purchase	RH Fund 6, L.P.	1,748
5/26/2005	Purchase	RH Fund 6, L.P.	1,748
5/27/2005	Purchase	RH Fund 6, L.P.	1,311
5/31/2005	Purchase	RH Fund 6, L.P.	1,457
6/1/2005	Purchase	RH Fund 6, L.P.	918
6/2/2005	Purchase	RH Fund 6, L.P.	1,085
6/3/2005	Purchase	RH Fund 6, L.P.	1,085
6/6/2005	Purchase	RH Fund 6, L.P.	868
6/7/2005	Purchase	RH Fund 6, L.P.	868
6/8/2005	Purchase	RH Fund 6, L.P.	882
6/9/2005	Purchase	RH Fund 6, L.P.	1,239
6/10/2005	Purchase	RH Fund 6, L.P.	783
6/13/2005	Purchase	RH Fund 6, L.P.	783
6/14/2005	Purchase	RH Fund 6, L.P.	783
6/15/2005	Purchase	RH Fund 6, L.P.	1,044
6/16/2005	Purchase	RH Fund 6, L.P.	783
6/17/2005	Purchase	RH Fund 6, L.P.	1,175
6/20/2005	Purchase	RH Fund 6, L.P.	1,102
7/5/2005	Purchase	RH Fund 6, L.P.	1,137
7/6/2005	Purchase	RH Fund 6, L.P.	948
7/7/2005	Purchase	RH Fund 6, L.P.	1,706
10/4/2005	Purchase	RH Fund 6, L.P.	2,088
10/5/2005	Purchase	RH Fund 6, L.P.	3,874
10/6/2005	Purchase	RH Fund 6, L.P.	2,557
10/7/2005	Purchase	RH Fund 6, L.P.	2,580
10/10/2005	Purchase	RH Fund 6, L.P.	2,068
10/11/2005	Purchase	RH Fund 6, L.P.	2,587
10/12/2005	Purchase	RH Fund 6, L.P.	2,587
10/13/2005	Purchase	RH Fund 6, L.P.	3,104
10/14/2005	Purchase	RH Fund 6, L.P.	4,560
6/3/2004	Purchase	RH Fund 7, L.P.	1,063
6/4/2004	Purchase	RH Fund 7, L.P.	1,486
6/7/2004	Purchase	RH Fund 7, L.P.	832
6/8/2004	Purchase	RH Fund 7, L.P.	1,189

6/9/2004	Purchase	RH Fund 7, L.P.	3,864
6/10/2004	Purchase	RH Fund 7, L.P.	4,755
6/14/2004	Purchase	RH Fund 7, L.P.	2,378
6/15/2004	Purchase	RH Fund 7, L.P.	2,378
6/16/2004	Purchase	RH Fund 7, L.P.	1,189
6/17/2004	Purchase	RH Fund 7, L.P.	1,189
6/18/2004	Purchase	RH Fund 7, L.P.	1,783
6/21/2004	Purchase	RH Fund 7, L.P.	4,161
6/22/2004	Purchase	RH Fund 7, L.P.	2,972
6/23/2004	Purchase	RH Fund 7, L.P.	2,378
6/24/2004	Purchase	RH Fund 7, L.P.	3,566
6/25/2004	Purchase	RH Fund 7, L.P.	3,566
6/28/2004	Purchase	RH Fund 7, L.P.	2,972
6/29/2004	Purchase	RH Fund 7, L.P.	2,378
6/30/2004	Purchase	RH Fund 7, L.P.	3,566
7/1/2004	Purchase	RH Fund 7, L.P.	3,328
7/2/2004	Purchase	RH Fund 7, L.P.	2,773
7/6/2004	Purchase	RH Fund 7, L.P.	2,496
7/7/2004	Purchase	RH Fund 7, L.P.	1,664
7/8/2004	Purchase	RH Fund 7, L.P.	2,219
7/9/2004	Purchase	RH Fund 7, L.P.	1,664
7/12/2004	Purchase	RH Fund 7, L.P.	1,777
7/13/2004	Purchase	RH Fund 7, L.P.	1,777
7/14/2004	Purchase	RH Fund 7, L.P.	1,896
7/15/2004	Purchase	RH Fund 7, L.P.	1,777
7/16/2004	Purchase	RH Fund 7, L.P.	2,370
7/19/2004	Purchase	RH Fund 7, L.P.	1,311
7/20/2004	Purchase	RH Fund 7, L.P.	1,185
7/21/2004	Purchase	RH Fund 7, L.P.	1,777
7/22/2004	Purchase	RH Fund 7, L.P.	954
7/29/2004	Purchase	RH Fund 7, L.P.	1,777
7/30/2004	Purchase	RH Fund 7, L.P.	3,436
7/30/2004	Purchase	RH Fund 7, L.P.	296
1/4/2005	Purchase	RH Fund 7, L.P.	2,326
1/5/2005	Purchase	RH Fund 7, L.P.	1,329
1/6/2005	Purchase	RH Fund 7, L.P.	1,662
1/7/2005	Purchase	RH Fund 7, L.P.	1,329
1/10/2005	Purchase	RH Fund 7, L.P.	997
1/11/2005	Purchase	RH Fund 7, L.P.	997
1/12/2005	Purchase	RH Fund 7, L.P.	1,329
1/13/2005	Purchase	RH Fund 7, L.P.	1,329
1/14/2005	Purchase	RH Fund 7, L.P.	1,329
1/18/2005	Purchase	RH Fund 7, L.P.	1,329
1/19/2005	Purchase	RH Fund 7, L.P.	1,329
1/20/2005	Purchase	RH Fund 7, L.P.	1,662
1/21/2005	Purchase	RH Fund 7, L.P.	1,662
1/24/2005	Purchase	RH Fund 7, L.P.	1,329
1/25/2005	Purchase	RH Fund 7, L.P.	1,662
1/26/2005	Purchase	RH Fund 7, L.P.	1,329

1/27/2005	Purchase	RH Fund 7, L.P.	1,329
1/28/2005	Purchase	RH Fund 7, L.P.	1,329
1/31/2005	Purchase	RH Fund 7, L.P.	1,329
2/1/2005	Purchase	RH Fund 7, L.P.	1,164
2/2/2005	Purchase	RH Fund 7, L.P.	1,497
2/3/2005	Purchase	RH Fund 7, L.P.	1,497
2/4/2005	Purchase	RH Fund 7, L.P.	1,331
2/7/2005	Purchase	RH Fund 7, L.P.	2,162
2/8/2005	Purchase	RH Fund 7, L.P.	1,663
2/9/2005	Purchase	RH Fund 7, L.P.	1,830
2/10/2005	Purchase	RH Fund 7, L.P.	1,830
2/11/2005	Purchase	RH Fund 7, L.P.	1,663
2/14/2005	Purchase	RH Fund 7, L.P.	1,629
2/15/2005	Purchase	RH Fund 7, L.P.	1,663
2/16/2005	Purchase	RH Fund 7, L.P.	957
5/25/2005	Purchase	RH Fund 7, L.P.	1,190
5/26/2005	Purchase	RH Fund 7, L.P.	1,190
5/27/2005	Purchase	RH Fund 7, L.P.	892
5/31/2005	Purchase	RH Fund 7, L.P.	992
6/1/2005	Purchase	RH Fund 7, L.P.	632
6/2/2005	Purchase	RH Fund 7, L.P.	747
6/3/2005	Purchase	RH Fund 7, L.P.	747
6/6/2005	Purchase	RH Fund 7, L.P.	598
6/7/2005	Purchase	RH Fund 7, L.P.	598
6/8/2005	Purchase	RH Fund 7, L.P.	607
6/9/2005	Purchase	RH Fund 7, L.P.	847
6/10/2005	Purchase	RH Fund 7, L.P.	536
6/13/2005	Purchase	RH Fund 7, L.P.	536
6/14/2005	Purchase	RH Fund 7, L.P.	536
6/15/2005	Purchase	RH Fund 7, L.P.	714
6/16/2005	Purchase	RH Fund 7, L.P.	536
6/17/2005	Purchase	RH Fund 7, L.P.	803
6/20/2005	Purchase	RH Fund 7, L.P.	754
7/5/2005	Purchase	RH Fund 7, L.P.	727
7/6/2005	Purchase	RH Fund 7, L.P.	606
7/7/2005	Purchase	RH Fund 7, L.P.	1,090
10/4/2005	Purchase	RH Fund 7, L.P.	1,798
10/5/2005	Purchase	RH Fund 7, L.P.	3,337
10/6/2005	Purchase	RH Fund 7, L.P.	2,203
10/7/2005	Purchase	RH Fund 7, L.P.	2,222
10/10/2005	Purchase	RH Fund 7, L.P.	1,781
10/11/2005	Purchase	RH Fund 7, L.P.	2,228
10/12/2005	Purchase	RH Fund 7, L.P.	2,228
10/13/2005	Purchase	RH Fund 7, L.P.	2,674
10/14/2005	Purchase	RH Fund 7, L.P.	3,928

*                    Relational Investors LLC represents separate accounts managed by Relational Investors LLC as a general investment manager. These purchases relate to purchases for or relating to those managed accounts, except for 5,000 shares owned of record by Relational Investors LLC.